UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)
Securities Act Rule 802 (Exchange Offer)
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)
Exchange Act Rule 14e-2(d) (Subject Company Response)

[ ] [X] [ ] [ ] [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

JG Capital Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

Marc Cernovitch - President
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Marc Cernovitch - President
25 Adelaide Street East, Suite 2100
Toronto, Ontario M5C 3A1
Telephone: (416) 619-9010
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 27, 2009
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Attached hereto are the following:
Attachment 1:

Management Information Circular and Notice of Annual General and Special Meeting of Shareholders of JG Capital Corp. to be held on December 29, 2009, in connection with Qualifying Transaction involving the Amalgamation with VersaPay Corporation (dated November 27, 2009).

Attachment 2:	Form of Proxy regarding Annual and Special Meeting to be held on December 29, 2009
Attachment 3:	Addendum to Information Circular (dated December 16, 2009)
Attachment 4:	Informational Legends disseminated to U.S. holders

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

The subject Company is filing a Form F-X with the SEC on the date hereof.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JG Capital Corp.
By: /s/ Marc Cernovitch
Marc Cernovitch - President
December 22, 2009

Attachment 1

MANAGEMENT INFORMATION CIRCULAR

AND

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

OF

JG CAPITAL CORP.

To be Held On December 29, 2009

IN CONNECTION WITH QUALIFYING TRANSACTION

INVOLVING THE AMALGAMATION WITH

VERSAPAY CORPORATION

November 27, 2009

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Qualifying Transaction described in this information circular.

JG CAPITAL CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF HOLDERS OF JG CAPITAL CORP. SHARES TO BE HELD

ON DECEMBER 29, 2009

Notice is hereby given that an annual general and special meeting (the "Meeting") of the holders of common shares of JG Capital Corp. ("JGC") will be held at 11:00 a.m. (Toronto time), on December 29, 2009 at the offices of Cassels Brock & Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, for the following purposes:

  to receive the financial statements of JGC together with the auditors' report thereon for the year ended March 31, 2009;

  to fix the size of the board of directors at five members;

  to elect a board of directors for the ensuing year;

  to appoint Grant Thornton LLP as auditors of JGC for the ensuing year and to authorize the board of directors to fix the auditor's remuneration;

  to consider and, if thought appropriate, to approve and adopt, with or without variation, an ordinary resolution, to confirm and approve JGC's incentive stock option plan, as more fully described in the Management Information Circular;

  to consider and, if thought appropriate, to approve and adopt, with or without variation, a special resolution to approve the continuance (the "Continuance") of JGC, with the result that JGC will cease to be governed by the Business Corporations Act (Ontario) and become a company governed by the Canada Business Corporations Act (the "CBCA"), as more particularly set out in the Management Information Circular;

  to consider and, if thought appropriate, to approve and adopt with or without variation, a special resolution to approve the amalgamation of JGC and VersaPay Corporation, as more particularly set forth in the Management Information Circular, under the name of "VersaPay Corporation" or such other name as may be approved by the board of directors of JGC, applicable regulatory authorities and the Director under the CBCA; and

  to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The details of the matters to be considered at the Meeting are described in detail in the Management Information Circular.

Only registered shareholders of JGC of record as of the close of business on November 20, 2009, the record date for the Meeting, are entitled to receive notice of and to attend and vote at the Meeting.

A registered shareholder of JGC may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach, or be deposited with, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy must be in writing and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of JGC. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise that right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be printed in the blank space provided.

DATED at Toronto, Ontario, this 27th day of November, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

"Marc Cernovitch" (signed)

Marc Cernovitch,
President, Chief Executive Officer and Director

PART 1	GLOSSARY	1
	Forward Looking Statements	6
PART 2	SUMMARY	6
	The Meeting of JGC Shareholders	6
	VPY Corporation	7
	The Amalgamation	7
	The Financing	9
	The Amalgamation is not a Non Arm's Length Qualifying Transaction	9
	Interests of Insiders, Promoters and Control Persons	9
	RI Available Funds and Principal Purposes	9
	Selected Pro Forma Consolidated Financial Information	10
	Available Funds	11
	Market, Trading Price	11
	Risk Factors	11
	The TSX Venture Exchange	11
PART 3	GENERAL PROXY INFORMATION FOR JGC	11
	Voting Shares	11
	Solicitation Of Proxies	11
	Appointment and Revocation of Proxies	12
	Signature on Proxies	12
	Voting of Proxies	13
	Advice to Beneficial Shareholders	13
PART 4	DESCRIPTION OF THE TRANSACTIONS	14
	Introduction	14
	Continuance of JGC Under the CBCA	14
	Repeal and Adoption of General By-Laws	15
	The Amalgamation	15
	The Financing	16
	Events Leading Up to the Amalgamation	17
	Exchange of Certificates	18
	Conditions of the Amalgamation	18
	Approvals Required	19
	Aggregate Ownership Of Securities By Insiders	20
PART 5	MATTERS TO BE ACTED UPON AT THE JGC MEETING	21
	Financial Statements	21
	Election of Directors	21
	Appointment of Auditors	23
	Amendment of Stock Option Plan	23
	Approval of Continuance and Amalgamation	24
	Canadian Federal Income Tax Considerations	28
	Proposed Resolutions	31
	Interests of Certain Persons in Matters to be Acted Upon	37
	Other Business	37
PART 6	RISK FACTORS	37
PART 7	INFORMATION CONCERNING JGC	41
	Corporate Structure	41
	General Development of the Business History	41
	Selected Financial Information and Management's Discussion and Analysis	42
	Description of JGC Securities	42
	Stock Option Plan	42
	Prior Sales	44

i

	Non-Arm's Length Party Transactions	45
	Legal Proceedings	45
	Auditor, Transfer Agent and Registrar	45
	Material Contracts	45
	Additional Information	46
PART 8	INFORMATION CONCERNING VPY	46
	Corporate Structure	46
	History of Development of the Business	46
	VPY's Business	46
	Payment Processing and Service Arrangements	52
	Pricing Strategy	52
	Target Markets	52
	VPY's Corporate Strategy	54
	VPY's Strengths	55
	Sales Strategy	56
	Competition	57
	Intellectual Property	58
	Employees	58
	Facilities	59
	Material Contracts	59
	Legal Proceedings	59
	The Payment Processing Industry	59
	Selected Consolidated Financial Information and Management's Discussion and Analysis	61
	Transaction and Processing Service Fees	64
	Product Sales and Other	64
	VersaCard/EFT Fees	64
	Cost of Services	64
	Cost of Products Sold	64
	VersaCard/EFT Service Costs	64
	Amortization	65
	General and Administrative Expenditures	65
	Marketing and Promotion Expenditures	65
	Professional Fees	65
	Consulting Fees	65
	Rent and Occupancy	65
	Salaries and Benefits	65
	Stock-based Compensation	65
	Other Expenditures	66
	Other Income	66
	Transaction and Processing Service Fees	66
	Product Sales and Other	66
	VersaCard and VersaEFT Fees	66
	Cost of Services	66
	Cost of Products Sold	67
	VersaCard/EFT Costs	67
	Rent and Occupancy	67
	General and Administrative Expenditures	67
	Marketing and Promotion Expenditures	67
	Consulting Fees	68
	Salaries and Benefits	68
	Stock-based Compensation	68
	Professional Fees	68
	Other Expenditures	68
	Capital Leases	70
	JGC Loan	70

	Convertible Debentures	71
	Commitments and Contractual Obligations	71
	Outlook	71
	Off-Balance Sheet Arrangements	72
	Transactions with Related Parties	72
	Revenue Recognition	73
	Use of Estimates	73
	Cash and Cash Equivalents	73
	Inventory	73
	Equipment	74
	Leases	74
	Intangible Asset	74
	Goodwill	74
	Convertible Debentures	74
	Income Taxes	75
	Foreign Currency	75
	Stock-Based Compensation Plans	75
	Income (Loss) Per Share	75
	Financial Instruments	75
	Comprehensive Loss	76
	Changes in Accounting Policies	76
	General Standards	76
	Capital Management	76
	Financial Instruments - Recognition and Management	76
	Inventories	76
	Recent Accounting Pronouncements	76
	Financial Instruments	77
	Consolidated Capitalization	79
	Prior Sales of VPY Securities	80
	Executive Compensation	81
PART 9	INFORMATION CONCERNING THE RESULTING ISSUER	82
	RI Corporate Structure	82
	RI Narrative Description of the Business	83
	Description of RI Securities	83
	RI Pro Forma Consolidated Capitalization	83
	RI Available Funds and Principal Purposes	85
	RI Principal Securityholders	86
	RI Officers, Directors and Promoters	86
	Other Reporting Issuers	91
	RI Executive Compensation	92
	Indebtedness of RI Directors and Officers	95
	Investor Relations Arrangements	95
	Options to Purchase Securities	95
	Escrowed Securities	97
	Auditors, Transfer Agent and Registrar	101
PART 10	GENERAL MATTERS	102
	Board Approval	102
SCHEDULE "A" FINANCIAL STATEMENTS OF JG CAPITAL CORP.		A-1
SCHEDULE "B" MANAGEMENT'S DISCUSSION AND ANALYSIS OF JG CAPITAL CORP.		B-1
SCHEDULE "C" FINANCIAL STATEMENTS OF VERSAPAY CORPORATION		C-1
SCHEDULE "D" PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER		D-1
SCHEDULE "E" JGC/RI STOCK OPTION PLAN		E-1

SCHEDULE "F" DISSENT RIGHTS - SECTION 185 OF THE OBCA	F-1
SCHEDULE "G" DISSENT RIGHTS - SECTION 190 OF THE CBCA	G-1
SCHEDULE "H" ACKNOWLEDGEMENT - PERSONAL INFORMATION	H-1
CERTIFICATE OF JG CAPITAL CORP.	S-1
CERTIFICATE OF VERSAPAY CORPORATION	S-2

Part 1
GLOSSARY

The following is a glossary of certain terms used in this Information Circular, including the summary hereof. Certain capitalized terms used but not defined in this glossary shall have the meaning specified for that term in Exchange Policy 1.1 - Interpretation. Terms and abbreviations used in the financial statements of JGC, VPY and RI and in the schedules to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"Affiliate" means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a)                      one of them is the subsidiary of the other, or

(b)                      each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)                      voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)                      the voting securities, if voted, entitle the person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)                      a company controlled by that Person, or

(b)                      an Affiliate of the Person or an Affiliate of any company controlled by that Person;

"Agency Agreement" means the agency agreement to be entered into among VPY, JGC, Raymond James Ltd. and Wellington West Capital Markets Inc. at the date of closing of the Offering;

"Amalgamating Corporations" means VPY and JGC, and "Amalgamating Corporation" means either of them;

"Amalgamation" means the proposed amalgamation of VPY and JGC on the terms and conditions set forth in the Amalgamation Agreement and pursuant to Sections 182 and 183 of the CBCA;

"Amalgamation Agreement" means the amalgamation agreement to be entered into between JGC and VPY governing the Amalgamation;

"Amalgamation Date" means the date the Amalgamation Agreement is effective;

"Associate" when used to indicate a relationship with a Person, means

(a)                      a company of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the company,

(b)                      any partner of the Person,

(c)                      any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(d)                      in the case of a Person who is an individual, that Person's spouse or child, or any relative of the Person or of his spouse who has the same residence as that Person;

"business day" means a day, other than a Saturday, Sunday or statutory holiday in Ontario;

"Canaccord" means Canaccord Capital Corporation;

"Capital Lease" means the lease entered into between VPY and Gearbulk Shipping Canada Ltd. on May 7, 2008;

"Chase Agreement" means the Preferred Card Processing Agreement between Chase Paymentech and VPY dated December 22, 2006, including all amendments and addenda thereto;

"CBCA" means the Canada Business Corporations Act, as amended from time to time;

"company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

"Completion of the Qualifying Transaction" means the date the Final Exchange Bulletin is issued by the Exchange;

"Continuance" means the continuation of JGC from the jurisdiction of the OBCA to the jurisdiction of the CBCA;

"Control Person" means any Person that holds or is one of a combination of Persons that hold a sufficient number of securities of a company so as to affect materially the control of that company, or that holds more than 20% of the outstanding securities of a company except where there is evidence showing that the holder of those securities does not materially affect the control of the company;

"CPC" means a corporation (a) that has been incorporated or organized in a jurisdiction in Canada; (b) that has filed and obtained a receipt for a preliminary capital pool company prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and (c) in regard to which the Completion of a Qualifying Transaction has not yet occurred;

"CPC Escrow Agreement" means the Form 2F CPC escrow agreement dated May 1, 2008 among JGC, the Escrow and Transfer Agent, each of the JGC directors and certain other JGC Shareholders in respect of the 3,700,000 seed capital JGC Shares;

"CPC Escrow Shares" means the JGC Shares held in escrow pursuant to Section 11 of the CPC Policy and released in accordance with the following timeline:

% of JGC Shares Released from Escrow
Tier 2 Issuer	Tier 1 Issuer	Release Date
10%	25%	Date of Final Exchange Bulletin
15%	25%	6 months from Final Exchange Bulletin
15%	25%	12 months from Final Exchange Bulletin
15%	25%	18 months from Final Exchange Bulletin
15%	n/a	24 months from Final Exchange Bulletin

% of JGC Shares Released from Escrow
Tier 2 Issuer	Tier 1 Issuer	Release Date
15%	n/a	30 months from Final Exchange Bulletin
15%	n/a	36 months from Final Exchange Bulletin

"CPC Incentive Options" and "JGC Options" each means the incentive stock options previously granted by JGC to its officers and directors under its incentive stock option plan, as adjusted for any exercise after the date hereof, to purchase up to 620,000 JGC Shares at any time until May 30, 2011 at an exercise price of $0.10 per Common Share (See "Part 7 - Information Concerning JGC - Stock Option Plan");

"CPC Policy" means Exchange Policy 2.4 ― Capital Pool Companies;

"Dissent Right" means the right of a JGC Shareholder to dissent with respect to the Continuance and Amalgamation;

"Dissenting Shareholder" means a JGC Shareholder who dissents with respect to the Continuance or the Amalgamation;

"Escrow and Transfer Agent" means Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9;

"Exchange" or "TSXV" means the TSX Venture Exchange Inc.;

"Final Exchange Bulletin" means the Exchange bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction;

"GAAP" means generally accepted accounting principles in Canada;

"Information Circular" means this management information circular of JGC, including the Schedules hereto;

"Information Circular Date" means the date of this Information Circular, being November 27, 2009;

"Insider" if used in relation to a company, means:

(a)                      a director or senior officer of a company;

(b)                      a director or senior officer of a company that is an Insider or subsidiary of the company;

(c)                      a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the company; or

(d)                      the company itself if it holds any of its own securities;

"IPO" means the initial public offering of JGC Shares, which was completed on May 30, 2008;

"JGC" means JG Capital Corp., a corporation subject to the OBCA;

"JGC Agent's Warrant" means the warrant to acquire 200,000 JGC Shares at an exercise price of $0.10 per JGC Share, exercisable until June 5, 2010;

"JGC Loan" means the secured loan advanced by JGC to VPY in the amount of $225,000 advanced on November 8, 2008;

"JGC Record Date" means November 20, 2009;

"JGC Securities" means, collectively, the JGC Shares and the options and warrants in the capital of JGC;

"JGC Shares" means the common shares in the capital of JGC;

"JGC Shareholder" means a holder of JGC Shares;

"Letter Agreement" means the binding letter agreement dated September 22, 2008 between JGC and VPY as amended February 23, 2009, May 28, 2009 and October 19, 2009;

Majority of the Minority Approval" means the approval of the Qualifying Transaction by the majority of the votes cast by shareholders, other than:

(a)        Non-Arm's Length Parties to the CPC;

(b)        Non-Arm's Length Parties to the Qualifying Transaction; and

(c)        in the case of a Related Party Transaction:

(i)         if a CPC holds its own shares, the CPC, and

(ii)        a Person acting jointly or in concert with a Person referred to in paragraph (a) or (b) in respect of the transaction at a properly constituted meeting of the common shareholders of the CPC.

"Meeting" means the annual general and special meeting of the shareholders of JGC called to consider, among other things, the Continuance and the Amalgamation;

"Non Arm's Length Party" means:

(a)                      in relation to a company, a promoter, officer, director, other Insider or Control Person of that company and any Associates or Affiliates of any of such persons; or another entity or an Affiliate of that entity, if that entity or its Affiliate have the same promoter, officer, director, Insider or Control Person as the company; and

(b)                      in relation to an individual, any Associate of the individual or any company of which the individual is a promoter, officer, director insider or Control Person;

"Non Arm's Length Qualifying Transaction" means a proposed Qualifying Transaction where the same party or parties or their respective Associates or Affiliates are Control Persons in both the CPC and in relation to the Significant Assets which are to be the subject of the Qualifying Transaction;

"Non-Brokered Private Placement" means the pre-Amalgamation non-brokered private placement by VPY of VPY Shares to raise up to $500,000 at $1.50 per share (see "Part 4 - Description of the Transactions - The Amalgamation");

"OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

"Offering" means the private placement offering by VPY of VPY Subscription Receipts for gross proceeds of a minimum of $2,000,000 and a maximum of $4,000,000 (see "Part 4 - Description of the Transactions - The Financing");

"Person" means a company or an individual;

"Plan" means the stock option plan of JGC set out at Schedule "E" hereto;

"Positive" means Positive Inc., a subsidiary of VPY;

"Principal" means:

(a)        a person who acted as a promoter of JGC within two years before the date the Exchange issues its final bulletin (the "Final Exchange Bulletin") confirming final acceptance of the Qualifying Transaction;

(b)        a director or senior officer of the RI or Positive Inc. at the date of the Final Exchange Bulletin; and

(c)        the spouse of the person in (a) or (b) above or any relative of such person or his or her spouse residing at the same address as the person in (a) or (b) above.

"Qualifying Transaction" means a transaction where a CPC acquires Significant Assets other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means. In relation to JGC, the "Qualifying Transaction" means the Amalgamation;

"Raymond James" means Raymond James Ltd.

"Registered JGC Shareholder" means a registered holder of JGC Shares;

"Resulting Issuer" and "RI" each means the continuing corporation to be constituted upon the Amalgamation of VPY and JGC;

"RI Agent's Warrant" means the warrant to acquire 28,000 RI Shares at an exercise price of $0.75 to until June 5, 2010 to be issued in exchange for the JGC Agent's Warrant under the Amalgamation;

"RI Options" means stock options to be issued by RI in exchange for CPC Incentive Options and VPY Options under the Amalgamation;

"RI Securities" means RI Shares, RI Options, RI Agent's Warrant and RI Warrants;

"RI Shares" means the common shares in the capital of RI;

"RI Warrants" means the common share purchase warrants to be issued by RI in exchange for VPY Warrants under the Amalgamation;

"Significant Assets" means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange;

"VPY" means VersaPay Corporation, a corporation subject to the CBCA;

"VPY Options" means the outstanding common share purchase options of VPY to purchase up to 1,300,000 VPY Common Shares at exercise prices ranging from $0.75 to $1.00;

"VPY Securities" means, collectively, the VPY Shares, VPY Subscription Receipts, VPY Options and VPY Warrants;

"VPY Shares" means the outstanding common shares in the capital of VPY;

"VPY Shareholder" means a holder of VPY Shares;

"VPY Subscription Receipts" subscription receipts of VPY with each subscription receipt being automatically convertible into RI Shares upon completion of the Qualifying Transaction;

"VPY Warrants" means warrants to purchase up to 193,632 VPY Shares at prices ranging from $0.25 to $1.00 per VPY Share; and

"Wellington West" means Wellington West Capital Markets Inc.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

Forward Looking Statements

This Information Circular contains certain "forward looking statements". These statements relate to future events or future performance and reflect our expectations and belief regarding growth, results of operations, performance, business prospects, opportunities or industry performance and trends of JGC and VPY. These forward looking statements reflect current internal projections, expectations or beliefs of JGC and VPY and are based on information available to VPY and JGC. In some cases, forward looking statements can be identified by words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these words or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, prospective investors should specifically consider various factors, including, but not limited to, the risks and uncertainties discussed under "Part 6 - Risk Factors" and elsewhere in this Information Circular. Actual results may differ materially from any forward looking statement. Although management of JGC and VPY believe that the forward looking statements contained in this Information Circular are based upon reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the Information Circular Date, and the management of JGC and VPY and the proposed management of RI assumes no obligation to update or revise them to reflect new events or circumstances.

Part 2
SUMMARY

The following is a summary of information relating to JGC, VPY and RI (assuming completion of the Amalgamation) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular.

The Meeting of JGC Shareholders

The Meeting is scheduled to be held at 11:00 a.m. at the offices of Cassels Brock & Blackwell LLP, counsel to JGC, 40 King Street West, Suite 2100, Toronto, Ontario, on December 29, 2009.

At the Meeting, JGC Shareholders will be asked to pass a special resolution to approve the Amalgamation. It is a condition of the Amalgamation that, as part of the Amalgamation, all outstanding JGC Shares will be exchanged on the basis of one RI Share for every 7.5 pre-Amalgamation JGC Shares. The resolution approving the Amalgamation must be approved by a two-thirds (2/3) majority of the votes cast at the Meeting. It must also be approved by a simple majority of the votes cast, excluding the votes cast by the Non-Arm's Length Parties to the Qualifying Transaction, namely Jason Gurandiano, Marc Cernovitch, Frederick Holloway, George Meany, Nick DeMare, Michael Gokturk, Kim Cadario, and 0753331 BC Ltd., representing, to the knowledge of JGC, 3,240,000 JGC Shares or 37.73% of the issued and outstanding shares of JGC.

To the knowledge of the JGC directors, the only other matters to be dealt with at the Meeting, are those matters set forth in the accompanying Notice of the Annual General and Special Meeting of the JGC Shareholders relating to: (i) the election of directors of JGC; (ii) the appointment of auditors of JGC for its ensuing fiscal year; (iii) the ratification and confirmation of JGC's incentive stock option plan; (iv) the continuance of JGC under the CBCA; and (v) the approval of the amalgamation of JGC and VPY.

At the Meeting, JGC Shareholders will be entitled to vote on the basis of one vote per JGC Share.

VPY Corporation

VPY is in the business of providing credit and debit merchant accounts to enable merchants to accept credit, debit and payment card services at their place of business. VPY provides the hardware, technology, infrastructure and support services that businesses of all types require to accept credit and debit cards from their consumers/clients. VPY also provides value-added payment solutions such as stored-value and loyalty/gift cards for merchants seeking to expand their business offerings. VPY is one of Canada's few organizations that also offers Interac Online for businesses wishing to accept Interac Direct Payments in an online environment. For more information regarding the business of VPY, see "Part 8 - Information Concerning VPY - VPY's Business".

VPY is a "private company" as defined in the Securities Act (Ontario), and no securities of VPY have ever traded on any stock exchange. See "Part 8 - Information Concerning VPY - Prior Sales of VPY Securities".

The Amalgamation

JGC and VPY intend to enter into the Amalgamation Agreement, under which JGC and VPY will agree to amalgamate to form the Resulting Issuer. The Amalgamation Agreement will provide that, on the effective date of the Amalgamation, each of the Amalgamating Corporations will be amalgamated to form RI. Pursuant to the Amalgamation Agreement, the property of each of the Amalgamating Corporations shall continue to be the property of RI and RI shall continue to be liable for the obligations of each of the Amalgamating Corporations, and all of the outstanding VPY Securities and JGC Securities will be exchanged for corresponding RI Securities on a 1-for-1 basis and a 7.5-for-1 basis, respectively, as more particularly described in the Amalgamation Agreement. Specifically, RI will issue:

(i)        One RI Share for each VPY Share, and one RI Share for every 7.5 JGC Shares, outstanding on the Amalgamation Date;

(ii)       One RI Option for each VPY Option and every 7.5 JGC Options outstanding on the Amalgamation Date, each RI Option having the same terms as the VPY Option and each of the JGC Options being exchanged except that (i) each RI Option will be exercisable for one RI Share, and (ii) the exercise price will be equal to the original exercise price in the case of a VPY Option and 7.5 times the original exercise price in the case of each JGC Option; and

(iii)      One RI Warrant for each VPY Warrant and every 7.5 JGC Agent's Warrants outstanding on the Amalgamation Date, each RI Warrant having the same terms as the VPY Warrant and each of the JGC Agent's Warrants being exchanged, as applicable, except that (i) the RI Warrant shall be exercisable for an RI Share, and (ii) the exercise price will be equal to the original exercise price in the case of a VPY Warrant and 7.5 times the original exercise price in the case of each JGC Agent's Warrant.

Set out below are the RI Shares to be held by holders of JGC Shares and RI Shares to be issued to holders of VPY Shares.
RI Shares to be Held by Holders of	RI Shares Outstanding Assuming Completion of the Minimum Offering
JGC Shares (1)	879,992 (7.57%)(2)
VPY Shares pre-Offering (3)	9,411,059 (80.96%)
VPY Subscription Receipts issued in the Offering (4)	1,333,333 (11.47%)
TOTAL	11,624,384 (100.0%)

Notes:

(1)     At the date of the Information Circular, there are 6,600,000 JGC Shares issued and outstanding, options to purchase up to 620,000 JGC Shares, each at a price of $0.10 per JGC Share, and the JGC Agent's Warrant to purchase 200,000 JGC Shares, exercisable at $0.10 per JGC Share. Upon closing of the Amalgamation, every 7.5 JGC Securities will be converted into one RI Share, one RI Option, and one RI Agent's Warrant, as applicable.

(2)     No fractional RI Securities will be issued by the Resulting Issuer and no cash will be paid in lieu thereof. Any fraction will be rounded down to the nearest whole number.

(3)     There are 9,411,059 VPY Shares issued and outstanding, VPY Options to purchase up to 1,300,000 VPY Shares exercisable at prices ranging from $0.25 to $1.00 per VPY Share and VPY Warrants to purchase up to 193,632 VPY Shares exercisable at prices ranging between $0.75 and $1.00 per VPY Share. On closing of the Amalgamation, each VPY Share, VPY Option and VPY Warrant will be converted into one RI Share, RI Option and one RI Warrant, respectively. VPY reserves the right, with the consent of JGC, Raymond James and Wellington West, to raise up to $500,000 in a pre-Amalgamation Non-Brokered Private Placement at a price of $1.50 per share, which would result in the issuance of up to 333,333 pre-Amalgamation VPY Shares. Such VPY Shares would be converted as part of the Amalgamation on a 1-for-1 basis, and the other 7.5-for-1 share exchange rate for JGC Shares under the Amalgamation shall remain unchanged. (See "Part 4 - Description of the Transactions - The Amalgamation".)

(4)     This assumes completion of the Minimum Offering in the amount of $2,000,000 at a price of $1.50 per Subscription Receipt (see "Part 2 - Summary - The Financing").

The transaction price payable by JGC for VPY is $12,084,063 (based on 9,411,059 RI Shares issued at approximately the effective price $1.284 per RI Share in exchange for all of the 9,411,059 issued and outstanding VPY Shares). Upon completion of the Amalgamation, RI will have not less than 11,624,384 RI Shares issued and outstanding (and not less than 14,010,681 RI Shares on a fully diluted basis).

RI Board of Directors

It is a condition to completion of the Amalgamation that the board of directors of RI will be reconstituted, such that it will be comprised of five members, including (i) one nominee designated by the existing board of directors of JGC, initially being Jason Gurandiano, and (ii) four nominees designated by the board of directors of VPY, initially being Michael Gokturk, Hon. David Peterson, Brian Kyle and Wendy Porter.

Rights of Dissenting Shareholders

Registered JGC Shareholders have the right to dissent and to be paid fair value for their JGC Shares in respect of the Continuance upon strict compliance with the terms of section 185 of the OBCA and in respect of the Amalgamation upon strict compliance with the terms of section 190 of the CBCA. The completion of the Continuance and Amalgamation is conditional on Dissent Rights being exercised with respect to not more than 10% of the JGC Shares. Persons who are beneficial owners of JGC Shares registered in the name of a broker, custodian, nominee or other intermediary are advised that ONLY THE REGISTERED HOLDER OF SUCH SHARES IS ENTITLED TO DISSENT. (See "Part 5 - Matters to be Acted Upon at the JGC Meeting - Approval of the Continuance and Amalgamation - Dissenting Shareholders' Rights".)

Conditions to Closing

Completion of the Amalgamation is subject to compliance with the terms and conditions set out in the Amalgamation Agreement and is subject to shareholder and regulatory approval, including the approval of the Exchange.

The Financing

VPY intends to complete the Offering which will result in gross proceeds of a minimum of $2 million and a maximum of $4 million. There is no assurance that the Offering will be completed on the terms set out above. JGC and VPY each reserve the right to waive this condition and close the Offering for gross proceeds of less than $2 million or not complete the Offering at all. In addition, VPY also reserves the right to raise up to $500,000 under the Non-Brokered Private Placement by issuing up to 333,333 pre-Amalgamation VPY Shares at a price of $1.50 per share (see "Part 4 - Description of the Transactions - The Financing").

The Amalgamation is not a Non Arm's Length Qualifying Transaction

The Amalgamation is not a Non Arm's Length Qualifying Transaction. Jason Gurandiano is a director and Control Person of JGC and a Director and Shareholder of VPY, however he is not a Control Person of VPY. JGC believes that any potential conflicts of interest that will arise in the course of the Amalgamation have been dealt with in a manner that is generally acceptable in corporate transactions: (1) a special committee of the board of directors composed entirely of independent members has recommended the Amalgamation; (2) JGC has made full disclosure to its shareholders of these conflicts; and (3) none of the JGC Shares beneficially owned by any related parties to JGC will be voted at the Meeting. (See "Part 5 - Matters to be Acted Upon at the JGC Meeting - Interests of Certain Persons in Matters to be Acted Upon").

Interests of Insiders, Promoters and Control Persons

As at the Information Circular Date, JGC is not aware of any existing or potential material conflicts of interest between RI and any Insider, promoter or Control Person of JGC, except as described below and immediately above (see "Part 2 - Summary - The Amalgamation is not a Non-Arm's Length Qualifying Transaction").

Jason Gurandiano is a director and shareholder of both JGC and VPY. Marc Cernovitch is a director of JGC and a shareholder of both JGC and VPY. As required by the CBCA, in connection with the Amalgamation, each of Messrs. Gurandiano and Cernovitch has disclosed the nature and extent of his interest in JGC and VPY and has abstained from voting on the board resolutions authorizing the Amalgamation.

For a table setting out the (i) the name and position of each Insider, promoter or Control Person of JGC and VPY (or their Associate or Affiliate) who owns, directly or indirectly, shares in JGC or VPY, (ii) the number of shares so owned or controlled, and (iii) the number of RI Shares to be so owned or controlled (after completion of the Offering and assuming no purchases are made by them under the Offering) see "Part 4 - Description of the Transactions - Aggregate Ownership of Securities by Insiders".

RI Available Funds and Principal Purposes

The following table sets out information respecting RI's sources of cash and intended uses of cash upon completion of the Amalgamation. The amounts presented are estimates only and based on information as at the date hereof. See "Part 9 - Information Concerning the Resulting Issuer - RI Available Funds and Principal Purposes".

Source of Funds	Amount
JGC working capital (deficiency) as at October 31, 2009	$(190,052)
VPY working capital (deficiency) as at October 31, 2009	$(131,884)
Net proceeds of the Offering(1)	$1,840,000(2)
Total available funds(1)	$1,518,064

Note:

(1)     Assumes completion of the Offering to raise gross proceeds of at least $2 million. If the maximum offering of $4 million is achieved, then $1 million would be used to repurchase 666,666 VPY Shares that would be returned to treasury and there would be $2,800,000 in remaining Net proceeds of the Offering and $2,798,978 in Total available funds. This does not include the up to $500,000 in proceeds which may be raised under the Non-Brokered Private Placement. See "Part 4 - Description of the Transactions - The Financing".

(2)     Costs of the Offering are anticipated to be $200,000.

Principal Uses of Available Funds(1)	Amount

Expansion of sales and marketing plans (2)	$400,000
Hardware and Software	$500,000
Working Capital	$618,064
Total uses of funds	$1,518,064(2)

Notes:

(1)     Assumes completion of the Offering to raise gross proceeds of at least $2 million. If the maximum offering of $4 million is achieved, then $1 million would be used to repurchase 666,666 VPY Shares that would be returned to treasury and there would be $2,800,000 in remaining net proceeds of the Offering and $2,798,978 in total available funds. This does not include the up to $500,000 in proceeds which may be raised under the Non-Brokered Private Placement. See "Part 4 - The Financing".

(2)     See "Part 9 - Information Concerning the Resulting Issuer - RI Available Funds and Principal Purposes".

Selected Pro Forma Consolidated Financial Information

The following table sets out certain pro forma consolidated financial information for RI after completing the Amalgamation. The following should be read in conjunction with the Pro Forma Unaudited Consolidated Balance Sheet of RI set out in Schedule "D" to this Information Circular.
Balance Sheet:	Pro Forma Financial Information as at June 30, 2009
Current Assets	$3,773,093
Total Assets	$4,123,613
Current Liabilities	$1,510,079
Total Liabilities	$1,572,569
Shareholders Equity	$2,537,965
Outstanding Shares:
Issued and outstanding	11,624,384
Warrants/Options	1,786,297

Available Funds

JGC estimates that RI will have approximately $2,466,285 in cash available upon completion of the Amalgamation and the Offering (assuming the Offering is completed for minimum gross proceeds of $2 million) and based on the unaudited working capital of JGC and VPY as at June 30, 2009. These funds are allocated for general administration expenses ($250,000) and unallocated working capital ($398,978). There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for RI to achieve its stated business objectives.

Market, Trading Price

The JGC Shares have been listed on the Exchange since June 5, 2008.

On September 18, 2008 (the last day a trade of the JGC Shares was executed prior to the announcement of the Amalgamation), the market price of the JGC Shares was $0.06.

There is no public market for the VPY Shares.

Risk Factors

The completion of the Amalgamation is subject to the approval of the Exchange and JGC Shareholders and there is no assurance that the Amalgamation will close even if these approvals are obtained.

The Amalgamation must be considered highly speculative due to the nature of VPY's business, VPY's formative stage of development and its financial position. VPY has only recently generated cash flow. RI's capital resources or future revenues may be insufficient to fund future operations, and additional financings may be required. RI may not be able to secure such additional financings on terms acceptable to RI or at all. The success of RI will be dependent on its ability to maintain its relationship with its strategic partner for payment processing and the efforts and abilities of the senior management team and the ability to attract and retain skilled management. VPY competes (and RI will compete) with a variety of other entities in the payment processing industry. VPY's success will depend on its ability to respond to technological change and its ability to protect its intellectual property rights. For a complete listing and description of the risk factors, see "Part 6 - Risk Factors".

The TSX Venture Exchange

The Exchange has conditionally accepted the Amalgamation subject to JGC fulfilling all of the requirements of the Exchange including that the Resulting Issuer have at the time of listing at least $1.65 million in working capital.

Part 3
GENERAL PROXY INFORMATION FOR JGC

Voting Shares

Only shareholders of record as of November 20, 2009 (the "JGC Record Date") are entitled to receive notice of and attend and vote at the Meeting. As of the JGC Record Date, there were 6,600,000 JGC Shares issued and outstanding. Each JGC Share has the right to one vote.

Solicitation Of Proxies

This Information Circular is provided in connection with the solicitation of proxies by management of JGC for use at the Meeting. Although it is expected that the solicitation of proxies will be mostly by mail, proxies may also be solicited personally or by telephone, fax or other means of electronic communication. The costs of soliciting proxies on behalf of management will be borne by JGC. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage firms, clearing agents, custodians, nominees, fiduciaries, and other intermediaries to forward solicitation materials to the beneficial owners of common shares, and JGC will compensate such parties for reasonable fees and expenses incurred by them in distributing proxies.

Accompanying this Circular is a form of proxy for use at the Meeting. Each Registered JGC Shareholder of record at the close of business on the JGC Record Date is entitled to attend and vote either in person or by proxy.

Appointment and Revocation of Proxies

Shareholders who wish to be represented at the Meeting by proxy must deliver a properly completed and executed instrument of proxy to JGC's registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours (excluding weekend days and holidays) prior to the time of the Meeting or any adjournment thereof.

The persons named as proxyholders in the instrument of proxy accompanying this Circular are representatives of JGC's management. A shareholder who wishes to appoint another person (who need not be a shareholder) as his or her representative at the Meeting may do so by either (a) crossing out the names of the designated proxyholders and printing the other person's name in the blank space provided; or (b) completing another valid instrument of proxy. In either case, the completed instrument of proxy must be delivered to the registrar and transfer agent at the place and within the time limits specified herein for the deposit of proxies. A shareholder who appoints a proxy who is someone other than the designated proxyholders should notify the designated proxyholder(s), obtain his consent to act as proxy and provide instructions on how the common shares are to be voted. The nominee should bring personal identification to the Meeting. In all cases the instrument of proxy should be dated and executed by the shareholder or an attorney duly authorized in writing (with proof of such authorization attached, in the case where an appointed attorney has executed the instrument of proxy).

In order for a proxy appointment to be deemed valid, Instruments of Proxy must be received by the registrar and transfer agent at least forty-eight (48) hours (excluding weekend days and holidays) prior to the Meeting or any adjournment thereof. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting at his discretion; however, the Chairman is under no obligation to accept or reject any particular late instrument of proxy.

A validly submitted proxy may be revoked by the shareholder for any matter upon which a vote has not already been cast by the proxyholder appointed therein. In addition to revocation in any other manner permitted by law, an instrument of proxy may be revoked in writing, signed and delivered to either (a) the registrar and transfer agent, Computershare Investor Services Inc. at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 or (b) JGC's registered office at 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the instrument of proxy is to be used, or deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. The document used to revoke an instrument of proxy must be in writing, completed and executed by the Shareholder or his or her attorney, duly authorized. A Shareholder may also revoke the instrument of proxy (by indicating such intention to the Chairman of the Meeting before the instrument of proxy is exercised) and vote (or withhold from voting) in person.

Signature on Proxies

The instrument of proxy must be executed by the shareholder or his or her duly appointed attorney authorized in writing or, if the shareholder is a body corporate, by a duly authorized officer whose title must be indicated. An instrument of proxy signed by a person acting as attorney or in some other representative capacity should indicate that person's capacity (after his/her signature) and should be accompanied by a copy of the instrument providing evidence of qualification and authority to act.

Voting of Proxies

Every shareholder may instruct his proxy on how to vote his or her common shares by completing the instrument of proxy.

The common shares represented by the enclosed proxy will be voted for, against, or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of instructions, common shares will be voted FOR ANY MATTER TO BE ACTED UPON AT THE MEETING. If any amendment to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying instrument of proxy confers discretionary authority to vote on such amendments or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the common shares represented by a valid instrument of proxy will be voted in favour of the election of nominees set forth in this Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such common shares may be voted in favour of another nominee in the proxyholder's discretion. As at the Information Circular Date, the management of JGC knows of no such vacancy, amendments or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information in this section is important to shareholders who do not hold JGC Shares in their own name.

Shareholders who hold their common shares through intermediaries, trustees or other parties, or who otherwise do not hold their common shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Registered JGC Shareholders will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those common shares will, in all likelihood, not be registered in the shareholder's name. Such common shares will more likely be registered in the name of the shareholder's agent or broker. In Canada, The Canadian Depository for Securities Limited ("CDS & Co.") acts as nominee for the majority of common shares held in a name other than the shareholder's name. The brokers and agents, once they receive any JGC communications, are obligated to forward any notices of Meeting or proxy forms to the Beneficial Shareholder and to seek instructions. Brokers or other agents or nominees are prohibited from voting shares being held by them as agents without specific instructions. Each Beneficial Shareholder should ensure that their desired voting instructions are communicated to the appropriate party in advance of the Meeting.

The brokers or other agents have their own mailing procedures and voting forms. These forms are substantially similar to the instruments of proxy provided to the Registered JGC Shareholders. Their purpose, however, is to instruct the Registered JGC Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder who receives a broker's or agent's voting form cannot use that form to vote directly at the Meeting. The voting forms must be returned to the broker or agent well in advance of the Meeting in order to have the common shares voted. Although a Beneficial Shareholder may not be recognized at the Meeting for the purposes of voting common shares registered in the name of his or her broker, agent or CDS & Co., the Beneficial Shareholder may attend the Meeting as proxyholder and vote his/her common shares that way. Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their common shares as proxyholder, should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker or agent in accordance with the instructions provided. If there are any questions with respect to the voting of common shares, please contact that broker or agent for assistance.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and Notice are to Registered JGC Shareholders unless specifically noted otherwise.

Part 4
DESCRIPTION OF THE TRANSACTIONS

Introduction

The principal business of JGC has been to identify and evaluate assets or businesses with a view to completing a Qualifying Transaction.

JGC intends to enter into the Amalgamation Agreement with VPY in order to complete a Qualifying Transaction, pursuant to which JGC and VPY will consummate the Amalgamation. On September 22, 2008, JGC signed the Letter Agreement with VPY, under which JGC and VPY agreed, in principle, to enter into a Qualifying Transaction whereby JGC and VPY would effectuate the Amalgamation, subject to security holder and regulatory approval. VPY is in the business of providing credit (such as Visa, MasterCard and American Express), debit (such as Interac) and payment card services to businesses across Canada. For further information on VPY, see "Part 8 - Information Concerning VPY".

JGC and VPY intend to enter into the Amalgamation Agreement which will supersede the Letter Agreement, and pursuant to which JGC and VPY will consummate the Amalgamation. The Amalgamation will be completed in accordance with the CPC Policy and will constitute JGC's Qualifying Transaction. Immediately before completing the Amalgamation, JGC will continue from the jurisdiction of the OBCA to the jurisdiction of the CBCA, with the result that JGC will cease to be governed by the OBCA and become a company governed by the CBCA, subject to JGC Shareholder approval.

It is a condition of the Amalgamation that the JGC Shares will be exchanged for RI Shares on the basis of one RI Share for every 7.5 pre-Amalgamation JGC Shares; while the VPY Securities will be exchanged for RI Securities on a 1-for-1 basis. As at the date hereof, 6,600,000 JGC Shares are issued and outstanding as fully paid and non-assessable, 200,000 JGC Shares are reserved for issuance pursuant to the exercise of the JGC Agent's Warrant and 620,000 JGC Shares are reserved for issuance pursuant to the CPC Incentive Options and VPY has 9,411,059 VPY Shares issued and outstanding as fully paid and non-assessable, 193,632 VPY Shares are reserved for the exercise of the VPY Warrants and 1,300,000 VPY Shares are reserved for issuance pursuant to the VPY Options.

The Amalgamation is not a Non-Arm's Length Qualifying Transaction. See "Part 4 - Description of the Transactions - Approvals Required - Regulatory Requirements Concerning a Qualifying Transaction".

The outstanding VPY Shares are now held by more than 50 VPY Shareholders, excluding current directors, officers, consultants and employees.

Continuance of JGC Under the CBCA

As a condition of completion of the Amalgamation, JGC needs to continue from the laws of Ontario under the OBCA to the laws of Canada under the CBCA. Shareholders of JGC will be asked to consider and, if thought appropriate, to pass a special resolution (the "Continuance Resolution"), authorizing JGC to make application for a Certificate of Continuance continuing JGC under the CBCA. Once continued under the CBCA, the Articles of Continuance of JGC will not be materially different from its current Articles of Incorporation.

The proposed Articles of Continuance may be viewed at the registered office of JGC, 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1, during ordinary business hours.

The CBCA provides that a corporation which is incorporated otherwise than under the CBCA, may, if so authorized by the law where it is incorporated, apply to the Director appointed under the CBCA for a Certificate of Continuance under the CBCA. The OBCA entitles a corporation incorporated thereunder to be continued under the CBCA, if authorized by a special resolution of its shareholders and by the Director appointed under the OBCA.

JGC is incorporated under the OBCA. In order to complete the Amalgamation, it is necessary for JGC and VPY to first be governed by the same corporate statute. Management of JGC believes that it would be advantageous for RI to be governed by the CBCA. Upon issuance of a Certificate of Continuance for JGC under the CBCA, JGC will cease to be a corporation governed by the OBCA and will be governed by the CBCA. Further to the issuance of the Certificate of Continuance, all rights of creditors against the property, rights and assets of JGC and all liens on the property, rights and assets of JGC will be unimpaired by the continuation, and all debts, contracts, liabilities and duties of JGC from then on will attach to the continued corporation and may be enforced against it.

Repeal and Adoption of General By-Laws

Pursuant to the proposed Continuance, it will be necessary to repeal the existing By-law Number 1 of JGC, being the by-law governing the administration of JGC under the OBCA, and to adopt, in substitution therefore, By-law Number 2, being a by-law to govern the administration of JGC under the CBCA. Pursuant to the OBCA, the directors will by resolution prior to the Meeting, and subject to the completion of the Continuance under the CBCA, repeal By-law Number 1 and approve and adopt By-law Number 2, and the shareholders of JGC are required, by ordinary resolution, to confirm, reject or amend the repeal of By-law Number 1 and the adoption of By-law Number 2. A copy of By-law Number 2 may be obtained at no charge by each Registered JGC Shareholder upon request made to the secretary of JGC at its registered office, 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1.

The Amalgamation

Shareholders of JGC will be asked to approve the proposed Amalgamation with VPY as the Qualifying Transaction of JGC.

All of the outstanding VPY Securities and JGC Securities will be exchanged for corresponding RI Securities on a 1-for-1 basis and 7.5-for-1 basis, respectively, as more particularly described in the Amalgamation Agreement. Specifically, RI will issue:

(a)        One RI Share for each VPY Share, and one RI Share for every 7.5 JGC Shares, outstanding on the Amalgamation Date;

(b)        One RI Option for each VPY Option and every 7.5 JGC Options outstanding on the Amalgamation Date, each RI Option having the same terms as the VPY Option and each of the JGC Options being exchanged except that (i) each RI Option will be exercisable for one RI Share, and (ii) the exercise price will be equal to the original exercise price in the case of a VPY Option and 7.5 times the original exercise price in the case of each JGC Option; and

(c)        One RI Warrant for each VPY Warrant and every 7.5 JGC Agent's Warrants outstanding on the Amalgamation Date, each RI Warrant having the same terms as the VPY Warrant and each of the JGC Agent's Warrants being exchanged, as applicable, except that (i) each RI Warrant shall be exercisable for one RI Share, and (ii) the exercise price will be equal to the original exercise price in the case of a VPY Warrant and 7.5 times the original exercise price in the case of each JGC Agent's Warrant.

The RI Shares issued under the Amalgamation Agreement will have a deemed transaction price of $1.284 per RI Share.

VPY reserves the right, with the consent of JGC, Raymond James and Wellington West, to raise up to $500,000 in a pre-Amalgamation Non-brokered Private Placement at a price of $1.50 per share, which would result in the issuance of up to 333,333 pre-Amalgamation VPY Shares. Such VPY Shares would be converted as part of the Amalgamation on a 1-for-1 basis, and the 7.5-for-1 share exchange rate for JGC Shares under the Amalgamation shall remain unchanged.

No fractional RI Securities will be issued by the Resulting Issuer and no cash will be paid in lieu thereof. Any fraction will be rounded down to the nearest whole number.

Assuming aggregate gross proceeds from the Offering of $2 million and the effectuation of the Amalgamation, the outstanding RI Shares, on a non-diluted basis, would be allocated as follows:
RI Pro Forma Shareholdings	Number of RI Shares
RI Shares to be held by existing JGC Shareholders	879,992(1) (7.57%)
RI Shares to be exchanged for VPY Shares (pre-Offering)	9,411,059 (80.96%)
RI Shares to be exchanged for VPY Subscription Receipts (2)	1,333,333 (11.47%)
Total (3)	11,624,384 (100%)

Notes:

(1)     No fractional RI Securities will be issued by the Resulting Issuer and no cash will be paid in lieu thereof. Any fraction will be rounded down to the nearest whole number.

(2)     This assumes completion of the Minimum Offering in the amount of $2,000,000 at a price of $1.50 per Subscription Receipt (see "Part 2 - Summary - The Financing")

(3)     If the Maximum Offering of $4 million is achieved, there would be a net additional 666,666 RI Shares issued as an additional 1,333,332 RI Shares would be issued, but 666,666 VPY Shares would be returned to treasury which would result in a total of 12,291,050 RI Shares being issued and outstanding.

The above calculations are estimates only and they assume that the Offering can be completed on the terms described in this Information Circular. The actual number of RI Securities received by security holders of VPY or JGC may differ. For a more complete table of RI's fully diluted share capital, see "Part 9 - Information Concerning the Resulting Issuer - RI Pro Forma Consolidated Capitalization".

Detailed information concerning VPY and its business is contained in "Part 8 - Information Concerning VPY". The information contained in this Information Circular with respect to VPY has been provided by VPY and JGC has relied upon the representations of VPY. There are risks associated with the business of VPY and the Amalgamation and reference is made to the information under "Part 6 - Risk Factors".

Detailed information concerning JGC and its business is contained in "Part 7 - Information Concerning JGC". The information contained in this Information Circular with respect to JGC has been provided by JGC and VPY has relied upon the representations of JGC.

Audited financial statements for JGC for the financial years ended March 31, 2009 and 2008 and for the three months ended June 30, 2009 and 2008 are attached as Schedule "A". Audited consolidated financial statements for VPY for the financial years ended December 31, 2008, 2007 and 2006 (the consolidated financial statements as at and for the year ended December 31, 2006 relate to Western Pacific Acceptance Corp., a predecessor corporation of VPY) and for the six months ended June 30, 2009 and 2008 are attached as Schedule "C".

The Financing

As a condition to the Amalgamation, RI must complete the Offering to raise gross proceeds of a minimum of $2 million and a maximum of $4 million, which condition may be waived by JGC and VPY. The Subscription Receipts will be sold to subscribers at $1.50 (the "Offering Price") per Subscription Receipt and will be automatically converted for no further consideration into one common share of VPY immediately prior to completion of the Amalgamation. If more than $3 million is raised, VPY may use these additional funds to reduce the number of VPY Common Shares Outstanding. The Subscription Receipts have not been sold and the nature and price of the securities ultimately issued by VPY may differ from that set out above to complete the Offering. Gross proceeds of the Offering will be placed in escrow at the closing of the Offering and released upon or immediately prior to the closing of the Qualifying Transaction.

Raymond James and Wellington West shall, together, receive 8% commission on the first $3 million in aggregate gross proceeds from the sale of Subscription Receipts plus 12% commission on the remainder of the aggregate gross proceeds of the Offering in excess of $3 million. Raymond James and Wellington West, together, shall receive Agents' Warrants exercisable for a period of 24 months at an exercisable price equal to the Offering Price equal to 10% of the number of Subscription Receipts that were sold by them or transacted through them pursuant to the Offering, provided that if VPY uses a portion of the gross proceeds to repurchase shares from certain VPY shareholders then the number of Agent's Warrants will be reduced by the number that is determined by dividing the amount of funds used for the share repurchase by the Offering Price.

VPY reserves the right, with the consent of JGC, Raymond James and Wellington West, to raise up to $500,000 in the pre-Amalgamation Non-Brokered Private Placement at a price of $1.50 per share, which would result in the issuance of up to 333,333 pre-Amalgamation VPY Shares. (See "Part 4 - Description of the Transactions - The Amalgamation".)

If the Offering is completed for maximum gross proceeds of $4 million, there will be an additional 1,333,333 VPY Shares issued and outstanding immediately prior to the Amalgamation. Any amount that raised in the Offering in excess of $3 million may be used to repurchase VPY Shares from certain VPY Shareholders. In the event of a VPY share repurchase, the number of additional VPY shares outstanding immediately prior to the Amalgamation would be reduced by up to 666,666 VPY Shares, which would result in a total of 12,291,050 RI Shares being issued and outstanding upon completion of the Qualifying Transaction assuming that the maximum Offering is achieved.

Events Leading Up to the Amalgamation

The events leading up to the Amalgamation are as follows:

Meeting: The Meeting will be held on December 29, 2009, subject to any adjournment, for the purpose of approving the Amalgamation and related matters. Assuming the JGC Shareholders approve the transactions described herein, the remaining events will occur.

The Financing: VPY will seek subscriptions for the Offering of VPY Subscription Receipts for gross proceeds of a minimum of $2 million and a maximum of $4 million. VPY and JGC reserve the right not to proceed with the Offering. The Exchange has given conditional approval of the Amalgamation. There is no assurance that VPY will be successful in completing the Offering.

Delivery of Certificates by Holders: Holders of JGC Securities and holders of VPY Securities are encouraged to deliver the certificates representing these securities, together with the letters of transmittal provided to those holders, to the Escrow and Transfer Agent (in the case of the holders of JGC Securities) or VPY (in the case of the holders of VPY Securities) so that replacement RI Securities issued may be delivered upon closing of the Amalgamation.

Satisfaction of Conditions: VPY and JGC will seek to satisfy all of the conditions to the Amalgamation that must be satisfied prior to completion of the Amalgamation. If those conditions are satisfied or waived, the Amalgamation will be completed as set out below.

Articles of Continuance: JGC will file Articles of Continuance to give effect to the Continuance. Upon issuance of a certificate by the Director under the CBCA in respect of the Continuance, JGC will cease to be governed by the OBCA and will be then governed by the CBCA.

Articles of Amalgamation: JGC will file articles of amalgamation to give effect to the Amalgamation. Upon issuance of a certificate by the Director under the CBCA in respect of the Amalgamation, JGC Securities will be exchanged on the basis of one RI Share for every 7.5 pre-Amalgamation JGC Securities, VPY Securities will be exchanged on a 1:1 basis for RI Securities and the name of JGC will be changed to "VersaPay Corporation".

Issuance of Certificates: Following the closing of the Amalgamation, certificates representing the VPY Securities will be exchanged for certificates representing RI Securities. If a holder of VPY Securities or JGC Securities has submitted a letter of transmittal and certificates prior to closing of the Amalgamation, certificates representing the appropriate RI Securities will be sent to that holder following closing of the Amalgamation. Otherwise, certificates representing RI Securities will be sent to a holder of VPY Securities or JGC Securities when the letter of transmittal and certificates are received.

Exchange of Certificates

In order to exchange their JGC Securities for RI Securities, reflecting the share exchange effected by the Amalgamation and the attendant change of name of JGC to "VersaPay Corporation", holders must return their existing certificate to the Escrow and Transfer Agent together with a letter of transmittal in the form prepared by JGC. The address of the Escrow and Transfer Agent is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. A letter of transmittal containing instructions with respect to the surrender of JGC Share certificates has been sent to JGC Shareholders with this Information Circular for use in exchanging their share certificates. A copy of that letter of transmittal has also been filed on SEDAR at www.sedar.com and a copy may be obtained by contacting JGC at 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1. Upon the return of a properly completed letter of transmittal, together with any certificates representing JGC Securities, certificates for the appropriate number of RI Securities will be issued. If the Amalgamation is not implemented, all certificates will be returned to the holders of JGC Securities.

Conditions of the Amalgamation

The Amalgamation Agreement will provide that the closing of the Amalgamation may not occur unless certain conditions in favour of JGC, and certain conditions in favour of VPY, have been satisfied or waived. Among other things, the closing of the Amalgamation is subject to the following conditions:

(a)          completion by VPY of the Offering to raise gross proceeds of not less than $2,000,000, which condition may be waived by JGC and VPY;

(b)          each of the acts and undertakings of VPY to be performed on or before the Closing Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed by VPY;

(c)          no material adverse change in the business, affairs, financial condition or operations of VPY shall have occurred between the date of the Amalgamation Agreement and the Closing Date;

(d)          since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any governmental entity or by any private person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere against VPY) (whether or not purportedly on behalf of VPY) that would, if successful, have a material adverse effect on VPY, in the sole discretion of JGC, acting reasonably;

(e)          the board of directors and shareholders of VPY shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by VPY to permit the consummation of the Amalgamation;

(f)          all consents and approvals under any agreements to which VPY may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under the Amalgamation Agreement shall have been obtained or received; and

(g)          the satisfactory completion by JGC, in its sole discretion, of all of its due diligence investigations of VPY, including all requisite or desirable business and legal investigations thereof and satisfactory completion of the audits of VPY.

The Amalgamation is also subject to other conditions that must be satisfied or waived by the parties before the Amalgamation can be completed.

Approvals Required

Regulatory Requirements Concerning a Qualifying Transaction

Upon JGC reaching an agreement in principle with respect to the Amalgamation, JGC was required to issue a comprehensive news release, at which time the Exchange halted trading in the JGC Shares until the filing requirements of the Exchange were satisfied. JGC has not yet applied to lift the halt in trading, but will do so prior to completion of the Qualifying Transaction to ensure that the halt in trading is lifted upon completion of the Qualifying Transaction.

JGC was required to submit this Information Circular for review to the Exchange. Upon acceptance of this Information Circular by the Exchange, JGC was required to mail the Information Circular and related proxy material to its shareholders in order to obtain approval at the Meeting.

The Amalgamation is not a Non Arm's Length Qualifying Transaction and therefore does not require that the Amalgamation be approved by the majority of the minority of JGC Shareholders pursuant to a requirement of the Exchange, or a requirement under OSC Rule 61-101 - Insider Bids, Issuer Bids, Amalgamations and Related Party Transactions. Notwithstanding that majority of the minority approval is not required, the directors of JGC have resolved to seek approval of the Qualifying Transaction by the majority of the minority of JGC Shareholders which means that the shareholder resolution approving the Amalgamation must be passed by at least 50% plus one vote of the votes cast by the "minority shareholders" of JGC. The "minority shareholders" are all of the JGC Shareholders other than the Non Arm's Length Parties to the Amalgamation.

JGC will no longer be considered to be a CPC upon the Exchange having issued the Final Exchange Bulletin with respect to the Amalgamation. The Exchange will generally not issue the Final Exchange Bulletin until the Exchange has received:

(a)          confirmation of shareholder approval of the Qualifying Transaction;

(b)          confirmation of closing of the Qualifying Transaction; and

(c)          all documentation otherwise required to be filed with the Exchange pursuant to the CPC Policy.

Upon issuance of the Final Exchange Bulletin, the CPC Policy will cease to apply, with the exception of the escrow provisions of the CPC Policy and the restrictions in the CPC Policy precluding JGC from completing a reverse take-over for a period of one year from the Amalgamation Date.

The Exchange, in its sole discretion, may not approve the Amalgamation where: (a) RI fails to satisfy the minimum listing requirements of the Exchange; (b) the aggregate number of RI Shares owned, directly or indirectly, by (i) a Member of Exchange and its Affiliates; (ii) registrants, unregistered corporate finance professionals, employee shareholders, partners, officers and directors of the Member; and (iii) Associates of any such persons, collectively, would exceed 20% of the issued and outstanding RI Shares; (c) RI will be a financial institution, finance company, finance issuer or a mutual fund; (d) the majority of the directors and senior officers of RI will not be residents of Canada or the United States or are individuals who have not demonstrated positive association as directors or officers with public companies that are subject to a regulatory regime comparable to the companies listed on a Canadian exchange; (e) in the case of an issuer, other than an oil and gas or mining issuer, the Qualifying Transaction involves the acquisition of Significant Assets outside of Canada or the United States; or (f) there is any other reason for denying acceptance of the Qualifying Transaction.

Corporate Law Shareholder Approval

The Continuance and the Amalgamation must each be approved by at least two-thirds of the votes cast by JGC Shareholders who vote in respect of the resolution at the Meeting.

Regulatory Approvals and Filings

Neither JGC nor VPY are aware of material licenses or regulatory permits which might be adversely affected by the Amalgamation or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Amalgamation, other than by the Exchange.

Aggregate Ownership Of Securities By Insiders

The following table sets out the numbers of JGC Shares and VPY Shares owned beneficially, directly or indirectly, or over which control or direction is exercised, by each of the Insiders of JGC and Insiders of VPY as of the Information Circular Date. The following table also shows the number of RI Shares which each of the Insiders of JGC and VPY are expected to own beneficially, directly or indirectly, or control or direct after the Amalgamation and before taking into account the Offering.
Insiders, Promoters or Control Person (or their Associates or Affiliates)	Number of Shares Owned, Directly or Indirectly, or Controlled or Directed
	VPY	JGC	RI
Marc Cernovitch, President, CEO and a Director of JGC	50,000 (0.53%)	940,000(1) (14.24%)	175,332 (1.51%)
Nick DeMare, Secretary and CFO of JGC	Nil (0%)	150,000 (2.27%)	20,000 (0.17%)
Jason Gurandiano, Director of JGC Director of VPY and Proposed Director of RI	440,000 (4.68%)	1,550,000 (23.48%)	646,666 (5.56%)
Michael Gokturk CEO and Director of VPY Proposed Director of RI	1,012,500 10.76%	Nil (0%)	1,012,500 8.71%
Patrick MacDonald, President of VPY	725,000 (7.70%)	Nil (0%)	725,000 (6.24%)
William McGill, CFO of VPY	75,000 (0.80%)	Nil (0%)	75,000 (0.65%)
Kevin Short, CTO of VPY	775,000 (8.23%)	Nil (0%)	775,000 (6.67%)
Jeff Sheremeta Chief Investment Officer and General Counsel of VPY	425,000 (4.52%)	Nil (0%)	425,000 (3.66%)

Insiders, Promoters or Control Person (or their Associates or Affiliates)	Number of Shares Owned, Directly or Indirectly, or Controlled or Directed
	VPY	JGC	RI
Wendy Porter Director of VPY and Proposed Director of RI	Nil (0%)	Nil (0%)	Nil (0%)
Hon. David Peterson Director of VPY and Proposed Director of RI	Nil (0%)	Nil (0%)	Nil (0%)
Brian Kyle Director of VPY and Proposed Director of RI	Nil (0%)	Nil (0%)	Nil (0%)
Anthony Stapenhurst President and Director of Positive	250,000 (2.66%)	Nil (0%)	250,000 (2.15%)
Frederick Holloway, Director of JGC	Nil (0%)	150,000 (2.27%)	20,000 (0.17%)
George Meaney, Director of JGC	Nil (0%)	450,000 (6.82%)	60,000 (0.52%)

Notes:

(1)     Includes 100,000 JGC Shares owned directly, 700,000 JGC Shares held by 0753331 BC Ltd., a company wholly-owned by Marc Cernovitch, and 140,000 JGC Shares held by Kim Cadario, Mr. Cernovitch's spouse.

(2)     In conjunction with the completion of the Amalgamation, various directors and officers of RI will be granted RI Options. The details of these RI option grants have not been determined.

The following table sets out the aggregate numbers of JGC Shares and VPY Shares owned beneficially, directly or indirectly, or over which control or direction is exercised, by Insiders of JGC and Insiders of VPY as of the Information Circular Date. The following table also shows the aggregate number of RI Shares which Insiders of JGC and VPY are expected to own beneficially, directly or indirectly, or control or direct after the Amalgamation and before taking into account the Offering.
	JGC		VPY		RI
	#	%	#	%	#	%
Insiders of JGC	3,240,000	49.09%	490,000	5.21%	921,998	8.96%
Insiders of VPY	1,550,000	23.48%	3,702,500	39.34%	3,909,166	33.63%

Part 5
MATTERS TO BE ACTED UPON AT THE JGC MEETING

Financial Statements

The board of directors of JGC has approved the audited financial statements of JGC for the financial year ended March 31, 2009, which are attached as Schedule "A" to this Information Circular, together with the auditor's report thereon, and which will be tabled at the Meeting.

Election of Directors

At the Meeting, it will be proposed that five directors be elected to hold office until the earlier of (a) the next annual meeting or until their successors are elected or appointed; or (b) the Amalgamation. Unless otherwise directed, proxies received in favour of management will be voted FOR the ordinary resolution fixing the number of directors to be elected at five. To be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

The following table sets out the name of each of the persons proposed to be nominated for election as a director of JGC, all positions and offices in JGC held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number and percentage of JGC Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Information Circular Date and after giving effect to the Amalgamation.

Unless otherwise directed, proxies received in favour of management will be voted FOR the election of the persons named in the following table to the board of directors. Management is not aware of any nominee who will be unable to serve as a director; however, if for any reason any nominee does not stand for election or is unable to serve as a director, proxies received in favour of management will be voted for another nominee in the discretion of the proxy holder (unless the shareholder has specified in his form of proxy that his JGC Shares are to be withheld from voting in the election of directors). Each director elected will hold office until the next annual general meeting of shareholders or until his successor is elected, unless his office is earlier vacated.
Name and Municipality of Residence	Principal Occupation During Last Five Years	JGC Director Since	Number and Percentage of JGC Shares Before Giving Effect to the Amalgamation(1)	Number and Percentage of RI Shares After Giving Effect to the Amalgamation(2)
Hon. David Peterson Toronto, ON	Partner and Chairman at Cassels Brock & Blackwell LLP	N/A	Nil	Nil
Jason Gurandiano New York, NY	Managing Director of Deutsche Bank Securities, Inc.	N/A	1,550,000	646,666 (5.56%)
Michael Gokturk(3) Vancouver, BC	CEO and founder of VPY	N/A	Nil	1,012,500 (8.71%)
Brian Kyle(3) Toronto, ON	CFO of Teranet Income Fund	N/A	Nil	Nil
Wendy Porter(3) Vancouver, BC	Management Consultant at Focused Management Solutions	N/A	Nil	Nil

Notes:

(1)     Information concerning the JGC Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to JGC by the above individuals.

(2)     Assumes completion of the Offering for minimum aggregate gross proceeds of $2,000,000. If VPY raises the maximum $4 million under the Offering, there would be a net additional 666,666 RI Shares issued as an additional 1,333,332 VPY Shares would be issued, but 666,666 pre-Amalgamation VPY Shares would be re-purchased and returned to treasury, resulting in a total of 12,291,050 RI Shares being issued and outstanding upon completion of the Qualifying Transaction. Accordingly, the percentages for each of Jason Gurandiano and Michael Gokturk would be 5.26% and 8.24%, respectively. (See "Part 4 - Description of the Transactions - the Financing".)

(3)     Member of the Audit Committee.

The members of the audit committee will be Brian Kyle, Wendy Porter and Michael Gokturk.

In the event that the Amalgamation does not close on or before February 1, 2010 or such other date as the parties may agree, Hon. David Peterson, Michael Gokturk, Brian Kyle and Wendy Porter will resign from the board of JGC. Jason Gurandiano will remain on the board and the vacancies will be filled by the current members of the board of JGC, namely Marc Cernovitch, George Meaney and Frederick Holloway or another board as appointed, subject to the CBCA and JGC's Articles and By-laws.

See "Part 9 - Information Concerning the Resulting Issuer - RI Officers, Directors and Promoters" for additional information on the nominees to the board of JGC.

Appointment of Auditors

Grant Thornton LLP, with offices at Vancouver, is proposed to be appointed the auditors of JGC until the next annual general meeting of shareholders at such remuneration as the directors may determine. Unless otherwise directed, proxies received in favour of management will be voted FOR the appointment of Grant Thornton LLP as auditors of RI.

D&H Group LLP are the current auditors of JGC. In accordance with National Instrument 51-102, the reporting package which includes the notice of change of auditor, letter from the former auditors, and letter from the successor auditors will be delivered to the necessary securities commissions once Grant Thornton LLP has been appointed.

Amendment of Stock Option Plan

JGC currently has a rolling 10% option plan but is proposing to move to a fixed option plan, such plan to be effective after the completion of the Amalgamation. At the Meeting Shareholders will be asked to approve this change to the Plan. The Plan is attached as Schedule "E" to this Information Circular.

The Plan, if approved, will reserve a maximum of 2,324,878 JGC Shares for issuance upon the exercise of stock options granted pursuant to the Plan. As of the date hereof, there are 620,000 JGC Options issued and outstanding. All JGC Options have been granted to officers and directors of JGC and have an exercise price of $0.10 per JGC Share.

The JGC Shareholders will be asked to consider, and if thought fit, to pass the following resolution (the "Stock Option Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the Corporation, that:

1.        the stock option plan of the Corporation substantially in the form (the "Plan") attached as Schedule "E" to the Management Information Circular dated November 27, 2009 is hereby approved and adopted as the stock option plan of the Corporation; and

2.        the form of the Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval from the shareholders of the Corporation."

The Stock Option Resolution must be passed by a majority of the votes cast by the Shareholders who vote at the Meeting either in person or by proxy. Unless otherwise directed, the management nominees named in the accompanying Instrument of Proxy (if named and absent contrary directions) intend to vote the JGC Shares represented thereby FOR the Stock Option Resolution.

Approval of Continuance and Amalgamation

Background and Summary

The background, summary and principal terms and conditions of the Amalgamation are described in "Part 4 - Description of the Transactions".

Reasons for and Board Approval of the Continuance and Amalgamation

The principal reason for the Amalgamation is that it will constitute a Qualifying Transaction of JGC within the meaning of the CPC Policy. The Continuance is being proposed in order to complete the Amalgamation.

After considering the terms of the Amalgamation and other factors, the board of directors of JGC has approved the Continuance and the Amalgamation.

Regulatory Requirements Concerning a Qualifying Transaction

Upon JGC reaching an agreement in principle with respect to a proposed Qualifying Transaction, JGC must issue a comprehensive news release, at which time the Exchange generally will halt trading in the JGC Shares until the filing requirements of the Exchange have been satisfied. Within 75 days after issuance of such news release, JGC is required to submit for review to the Exchange either an information circular that complies with applicable corporate and securities laws, or a filing statement that complies with the Exchange requirements. An information circular must be submitted where there is a Non Arm's Length Qualifying Transaction or where shareholder approval is otherwise required. A filing statement must be submitted where the Qualifying Transaction is not a Non Arm's Length Qualifying Transaction or where shareholder approval is not otherwise required. The information circular or filing statement, as applicable, must contain prospectus level disclosure of VPY, as well as JGC, assuming Completion of the Qualifying Transaction, and be prepared in accordance with the CPC Policy and the Exchange Form 3B1/Form 3B2. Upon acceptance by the Exchange, JGC must then either:

(a)          file the filing statement on SEDAR at least seven business days prior to closing of the Qualifying Transaction, and issue a news release which discloses the scheduled closing date for the Qualifying Transaction, as well as the fact that the filing statement is available on SEDAR, or

(b)          mail the information circular and related proxy material to its shareholders in order to obtain Majority of the Minority Approval of the Qualifying Transaction or other requisite approval, at a meeting of shareholders.

Unless waived by the Exchange, JGC will also be required to retain a sponsor, who must be a Member of the Exchange, and who will be required to submit to the Exchange a sponsor report prepared in accordance with the policies of the Exchange. JGC will no longer be considered to be a CPC upon the Exchange having issued the Final Exchange Bulletin. The Exchange will generally not issue the Final Exchange Bulletin until the Exchange has received:

(a)          in the case of a Non Arm's Length Qualifying Transaction, confirmation of Majority of the Minority Approval of the Qualifying Transaction, if required by the Policy;

(b)          confirmation of closing of the Qualifying Transaction; and

(c)          all post-meeting or final documentation, as applicable, otherwise required to be filed with the Exchange pursuant to the CPC Policy.

Upon issuance of the Final Exchange Bulletin, the CPC Policy will generally cease to apply, with the exception of the escrow provisions of the CPC Policy and the restrictions in the CPC Policy precluding JGC from completing a reverse take-over for a period of one year from the Completion of the Qualifying Transaction.

Notwithstanding that a transaction may meet the definition of a Qualifying Transaction, the Exchange may not approve a Qualifying Transaction if the CPC fails to meet the Minimum Listing Requirements upon the completion of the Qualifying Transaction or for any other reason at the sole discretion of the Exchange.

Summary of the Amalgamation Agreement

JGC and VPY intend to enter into the Amalgamation Agreement, pursuant to which JGC amalgamate with VPY. The resultant amalgamated corporation will exist pursuant to the CBCA under the name "VersaPay Corporation". The exchange ratio has been determined on an ascribed value of VPY of $12,084,063 (at a deemed price of $1.284 per Common Share). The Amalgamation Agreement will provide that: (i) the VPY Shareholders will receive, on a 1:1 basis, an aggregate of 9,411,059 RI Shares in exchange for all of their VPY Shares; and (ii) the JGC Shareholders will receive, on a 1:7.5 basis, an aggregate of 879,992 RI Shares in exchange for all of their JGC Shares.

VPY reserves the right, with the consent of JGC, Raymond James and Wellington West, to raise up to $500,000 in a pre-Amalgamation Non-Brokered Private Placement at a price of $1.50 per share, which would result in the issuance of up to 333,333 pre-Amalgamation VPY Shares. Such VPY Shares would also be converted as part of the Amalgamation on a 1-for-1 basis, and the other 7.5-for-1 share exchange rate for JGC Shares under the Amalgamation would remain unchanged. See "Part 4 - Description of the Transactions - The Amalgamation".

The directors of RI will be Hon. David Peterson, Jason Gurandiano, Michael Gokturk, Brian Kyle and Wendy Porter. See "Part 9 - Information Concerning the Resulting Issuer - RI Officers, Directors and Promoters".

The RI Shares to be issued to the shareholders of VPY will be issued pursuant to exemptions from registration and prospectus requirements contained in the securities legislation in several jurisdictions. An aggregate of 6,377,500 RI Shares to be issued to shareholders of VPY will be held in escrow pursuant to an escrow agreement in accordance with the policies of the Exchange. See "Part 9 - Information Concerning the Resulting Issuer - Escrowed Securities".

The closing of the Amalgamation contemplated by the Amalgamation Agreement will be subject to several mutual conditions, including, but not limited to, the following:

(a)          all necessary regulatory approvals shall have been obtained, including any approvals in connection with the issuance and distribution of the securities of RI to be issued pursuant to the Amalgamation;

(b)          the Amalgamation shall have been approved by the shareholders of JGC and VPY, in accordance with the provisions of the CBCA;

(c)          there shall not exist any prohibition at law against the completion of the Amalgamation;

(d)          the securities of RI to be issued upon completion of the Amalgamation, shall have been conditionally approved for listing by the Exchange, subject to RI fulfilling the Exchange's usual and ordinary listing requirements;

(e)          the Exchange shall have granted conditional approval to the Amalgamation as a Qualifying Transaction of JGC;

(f)          RI, upon completion of the Amalgamation, shall meet the minimum original listing requirements of the Exchange;

(g)          there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation;

(h)               none of the consents, orders and approvals, including regulatory approvals, required or necessary or desirable for the completion of the transactions provided for in the Amalgamation Agreement, shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by either JGC or VPY, acting reasonably; and

(i)          not more than 10% of the holders of the issued and outstanding shares of JGC shall have exercised, and not withdrawn, their Dissent Rights with respect to the Amalgamation pursuant to the OBCA and the CBCA.

The closing of the Amalgamation is also subject to a number of conditions in favour of JGC, including, but not limited to, the following:

(a)          completion by VPY of the Offering to raise gross proceeds of not less than $2,000,000, which condition may be waived by JGC and VPY;

(b)          each of the acts and undertakings of VPY to be performed on or before the Closing Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed by VPY;

(c)          no material adverse change in the business, affairs, financial condition or operations of VPY shall have occurred between the date of the Amalgamation Agreement and the Closing Date;

(d)          since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any governmental entity or by any private person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere against VPY) (whether or not purportedly on behalf of VPY) that would, if successful, have a material adverse effect on VPY, in the sole discretion of JGC, acting reasonably;

(e)          the board of directors and shareholders of VPY shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by VPY to permit the consummation of the Amalgamation;

(f)          all consents and approvals under any agreements to which VPY may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under the Amalgamation Agreement shall have been obtained or received; and

(g)          the satisfactory completion by JGC, in its sole discretion, of all of its due diligence investigations of VPY, including all requisite or desirable business and legal investigations thereof and satisfactory completion of the audits of VPY.

Also, the closing of the Amalgamation is subject to a number of conditions in favour of VPY, including the following:

(a)          each of the acts and undertakings of JGC to be performed on or before the Closing Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed by JGC;

(b)          no material adverse change in the business, affairs, financial condition or operations of JGC shall have occurred between the date of the Amalgamation Agreement and the Amalgamation Date;

(c)          since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any governmental entity or by any private person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere against VPY) (whether or not purportedly on behalf of JGC) that would, if successful, have a material adverse effect on JGC, in the sole discretion of JGC, acting reasonably;

(d)          the board of directors and shareholders of JGC shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by JGC to permit the consummation of the Amalgamation;

(e)          all consents and approvals under any agreements to which JGC may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under the Amalgamation Agreement shall have been obtained or received; and

(f)          the satisfactory completion by VPY, in its sole discretion, of all of its due diligence investigations of JGC, including all requisite or desirable business and legal investigations thereof and satisfactory completion of the audits of VPY.

Pursuant to the Amalgamation Agreement, JGC and VPY may waive any or all of the above conditions which are in their favour.

Details of the Amalgamation

On the Closing Date, JGC and VPY will amalgamate under the CBCA and continue as one corporation to be named "VersaPay Corporation". At the effective time of the Amalgamation:

(a)          each VPY Share shall be exchanged for one fully-paid and non-assessable RI Share;

(b)          every 7.5 JGC Shares shall be exchanged for one fully-paid and non-assessable RI Share;

(c)     one RI Option shall be issued/exchanged for each VPY Option and every 7.5 JGC Options outstanding on the Amalgamation Date, each RI Option having the same terms as the VPY Option and each of the JGC Options being exchanged except that (i) each RI Option will be exercisable for one RI Share, and (ii) the exercise price will be equal to the original exercise price in the case of a VPY Option and 7.5 times the original exercise price in the case of each JGC Option;

(d)     one RI Warrant shall be issued/exchanged for each VPY Warrant outstanding on the Amalgamation Date, each RI Warrant having the same terms as the VPY Warrant, except that (i) each RI Warrant shall be exercisable for one RI Share, and (ii) the exercise price will be equal to the original exercise price;

(e)          one RI Agent's Warrant shall be issued/exchanged for each 7.5 JGC Agent's Warrants outstanding on the Amalgamation Date, each RI Agent's Warrant having the same terms as the JGC Agent's Warrant except that each RI Agents' Warrant will be exercisable for one RI Share and (ii) the exercise price will be equal to the 7.5 times the original exercise price of the JGC Agent's Warrant; and

(f)          the aggregate stated capital of RI shall be an amount equal to the aggregate paid up capital for purposes of the Income Tax Act (Canada) of VPY and JGC immediately prior to such time, and such stated capital shall be allocated on an equal basis to each RI Share issued on the Amalgamation, or as otherwise determined by the directors of RI.

No fractional shares will be issued by RI and no cash will be paid in lieu thereof. Any fraction resulting will be rounded down to the nearest whole number.

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement. Upon the Amalgamation becoming effective, RI will own all of the assets, properties, rights, privileges and franchises and be subject to all of the liabilities, contracts and obligations, of each of JGC and VPY.

If the shareholders of each of JGC and VPY approve the Amalgamation and the other terms and conditions of the Amalgamation Agreement are satisfied, articles of amalgamation for the Amalgamation are expected to be filed with the Director under the CBCA on the date of closing of the Amalgamation. The CBCA provides that, upon receipt of Articles of Amalgamation in prescribed form, the Director under the CBCA shall issue a certificate of amalgamation, whereupon the Amalgamation will become effective on such date.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of JGC Shares in respect of the Continuance and the Amalgamation and the exercise of Dissent Rights as described herein. This summary applies generally to JGC Shareholders who, within the meaning of the Income Tax Act (Canada) (the "ITA") and at all relevant times, deal with JGC, VPY or RI at arm's length and are not affiliated with JGC, VPY or RI and who hold their JGC Shares as capital property.

The JGC Shares will generally be considered capital property to a holder unless either the holder holds such securities in the course of carrying on a business of buying and selling securities or the holder has acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade.

The ITA contains certain provisions (the "Mark-to-Market Rules") relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules nor any proposed amendments thereto. Such taxpayers to whom the Mark-to-Market Rules might apply should consult their own tax advisors.

This summary is based upon the current provisions of the ITA and regulations thereunder in force as at the date hereof, all specific proposals to amend the ITA and regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, and should not be construed to be, legal or tax advice to any particular JGC Shareholder. Accordingly, JGC Shareholders should consult their own tax advisers with respect to the income tax consequences to them of the continuance and the Amalgamation (including the exercise of Dissent Rights) under federal, provincial, territorial and other applicable tax legislation. The discussion below is qualified accordingly.

Residents of Canada

The following portion of this summary is applicable to JGC Shareholders who are, for the purposes of the ITA and any applicable income tax treaty and at all relevant times, resident in Canada or deemed to be resident in Canada (each, a "Canadian Holder"). Certain Canadian Holders whose JGC Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election in accordance with subsection 39(4) of the ITA to deem the JGC Shares and every "Canadian security" (as defined in the ITA) owned by such Canadian Holders to be capital property in the taxation year of the election and in all subsequent taxation years.

The Continuance

No disposition or acquisition of the JGC Shares will occur and shareholders (other than shareholders who exercise their dissent rights in respect of the continuance) will not realize any gain or loss upon the continuance from the OBCA to the CBCA.

The Amalgamation

Canadian Holders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the Amalgamation as a result of exchanging JGC Shares for RI Shares. The cost of such RI Shares to a Canadian Holder will be equal to the aggregate adjusted cost base of the JGC Shares, so exchanged by the Canadian Holder for RI Shares by virtue of the Amalgamation. A Canadian Holder's cost of such RI Shares must be averaged with the adjusted cost base of any other RI Shares that may be held by the Canadian Holder at that time to determine the adjusted cost base of all of the RI Shares held by the Canadian Holder.

Dissenting Shareholders

Canadian Holders who intend to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of Dissent Rights described under "Dissenting Shareholders' Rights".

Under the current published administrative practices of CRA, a Canadian Holder who receives a cash payment (other than the portion of such proceeds attributable to interest) from RI in respect of the fair value of JGC Shares as a result of the exercise of Dissent Rights will be considered to have disposed of such JGC Shares for proceeds of disposition equal to the cash proceeds received. Such a Canadian Holder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the JGC Shares, to the Dissenting Shareholder and any reasonable costs of disposition.

One-half of any capital gain (a "taxable capital gain") realized by a Holder will be included in the Canadian Holder's income for the year of disposition. One-half of any capital loss (an "allowable capital loss") realized by a Canadian Holder must be deducted by the Canadian Holder against taxable capital gains in computing the Canadian Holder's income for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net capital gains in those other years to the extent and in the circumstances described in the ITA.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the ITA. A Canadian Holder that is throughout the relevant taxation year a Canadian controlled private corporation (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances described in the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares. Dissenting Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Dissenting Shareholder who receives interest will be required to include the full amount of such interest in the Dissenting Shareholder's income.

Non-Residents of Canada

The following portion of the summary is applicable to JGC Shareholders who, for purposes of the ITA and any applicable income tax treaty, have not been and will not be resident or deemed to be resident in Canada at any time while they have held JGC Shares and who, at all relevant times, do not use or hold and are not deemed to use or hold their JGC Shares in carrying on a business in Canada (a "Non-resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

The tax treatment of non-residents of Canada under the ITA and the following discussion can be affected by the provisions of an applicable income tax treaty. Non-resident Shareholders are advised to consult their own tax advisers with regard to the availability of relief under an applicable income tax treaty in their particular circumstances.

The Continuance

No disposition or acquisition of the JGC Shares will occur and shareholders (other than shareholders who exercise their dissent rights in respect of the continuance) will not realize any gain or loss upon the continuance from the OBCA to the CBCA.

The Amalgamation

Non-resident Shareholders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the Amalgamation as a result of exchanging JGC Shares for RI Shares. The cost of such RI Shares to a Non-resident Shareholder will be equal to the aggregate adjusted cost base of the JGC Shares so exchanged by the Non-resident Shareholder for RI Shares by virtue of the Amalgamation. A Non-resident Shareholder's cost of such RI Shares must be averaged with the adjusted cost base of any other RI Shares that may be held by the Non-resident Shareholder at that time to determine the adjusted cost base of all of the RI Shares held by the Non-resident Shareholder. The Amalgamation technically results in the application of the notification and certification requirements contained in section 116 of the ITA. However, pursuant to a long-standing CRA policy, the non-resident Shareholder need not comply with the procedures set out in section 116 of the ITA.

Dissenting Non-Resident Shareholders

Non-resident Shareholders are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their Dissent Rights.

Dissenting Non-resident Shareholders generally will not be subject to tax under the ITA in respect of any capital gain realized on a disposition of JGC Shares unless such shares constitute or are deemed to constitute "taxable Canadian property" of the holder for the purposes of the ITA and the gain is not exempt from tax under an applicable income tax treaty.

Even if the JGC Shares constitute or are deemed to constitute "taxable Canadian property" to a Non-resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-resident Shareholder. Non-resident Shareholders who elect to dissent and dispose of JGC Shares which constitute taxable Canadian property will be required to file a tax return under the ITA.

Interest paid to a dissenting Non-resident Shareholder should not be subject to Canadian non-resident tax provided that the dissenting Non-resident Shareholder is dealing at arm's length with RI.

Eligibility for Investment

The RI Shares to be issued pursuant to the Amalgamation will be "qualified investments" under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans tax-free savings accounts and registered disability savings plans provided that the RI Shares are listed on a "designated stock exchange" (which includes tiers 1 and 2 of the TSX Venture Exchange) as defined for purposes of the ITA.

The RI Shares will not be a "prohibited investment" for a trust governed by a tax-free savings account on such date provided the holder of the tax-free savings account deals at arm's length with RI for purposes of the ITA and does not have a significant interest (within the meaning of the ITA) in RI or in any person or partnership with which RI does not deal at arm's length for purposes of the ITA.

Proposed Resolutions

Proposed Special Resolution Approving the Proposed Continuation to Continue under the CBCA

As a condition of completion of the Amalgamation, JGC needs to continue from the laws of Ontario under the OBCA to the laws of Canada under the CBCA. Shareholders of JGC will be asked to consider and, if thought fit, to pass the Continuance Resolution, authorizing JGC to make application for a Certificate of Continuance continuing JGC under the CBCA. Once continued under the CBCA, the Articles of Continuance of JGC will not be materially different from its current Articles of Incorporation.

"BE IT RESOLVED, as a special resolution of the Corporation, that:

    The Corporation be authorized to make application to the Ministry of Consumer and Business Services for the issuance of a consent to file Articles of Continuance with the Director of the Canada Business Corporations Act (the "CBCA") to continue the Corporation as if it had been incorporated under the CBCA;

    The Corporation be authorized to file Articles of Continuance with the Director of the CBCA to continue the Corporation under the CBCA;

    Subject to such continuance and without affecting the validity of the Corporation and existence of the Corporation by or under its Articles of Incorporation and Articles of Amendment and of any act done thereunder, its Articles of Incorporation and Articles of Amendment are hereby amended to make all changes necessary to conform to the requirements of the CBCA;

    Any one (1) director or officer of the Corporation be authorized to make all such arrangements and do all acts and things, and to sign and execute all documents and instruments in writing, whether under the corporate seal of JGC or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing; and

    Notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this special resolution at any time before it is acted on and to determine not to proceed with the continuance of the Corporation under the CBCA without further approval of the shareholders of the Corporation."

If named as proxy, the management designees intend to vote the JGC Shares represented by such proxy at the Meeting for the approval of the above resolution, unless otherwise directed in the instrument of proxy.

The resolution must be approved by a majority of the votes cast in person or by proxy at the Meeting.

Proposed Special Resolution Repealing and Adopting of General By-Laws

Pursuant to the proposed Continuance, it will be necessary to repeal the existing By-law Number 1 of JGC, being the by-law governing the administration of JGC under the CBCA, and to adopt, in substitution therefor, By-law Number 2, being a by-law to govern the administration of JGC under the CBCA. Pursuant to the OBCA, the directors will by resolution prior to the Meeting, and subject to the completion of the Continuance under the CBCA, repeal By-law Number 1 and approve and adopt By-law Number 2, and the shareholders of JGC are required, by ordinary resolution, to confirm, reject or amend the repeal of By-law Number 1 and the adoption of By-law Number 2. A copy of By-law Number 2 may be obtained at no charge by each registered shareholder upon request made to the secretary of JGC at its registered office at 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1.

The shareholders of JGC will be requested to pass the following resolution at the Meeting:

"BE IT RESOLVED, as a special resolution of the Corporation, that:

1.        Pursuant and subject to the continuance of the Corporation from the Business Corporations Act (Ontario) (the "OBCA") to the Canada Business Corporations Act (the "CBCA"), confirmation be given to:

a.        the repeal, in its entirety, of By-law Number 1, being the By-law governing the administration of JGC under the OBCA;

b.        the making, approval and adoption, in substitution therefore, of By-law Number 2 to govern the administration of the Corporation under the CBCA;

2.        Any one (1) director or officer of the Corporation be authorized to make all such arrangements and do all acts and things, and to sign and execute all documents and instruments in writing, whether under the corporate seal of JGC or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing; and

3.        The directors of Corporation may, pursuant to Section 168(3) of the OBCA, revoke this special resolution before it is acted upon without further approval of the shareholders."

If named as proxy, the management designees intend to vote the JGC Shares represented by such proxy at the Meeting for the approval of the above resolution, unless otherwise directed in the instrument of proxy.

The resolution must be approved by a majority of the votes cast in person or by proxy at the Meeting.

Proposed Special Resolution Approving the Proposed Amalgamation with VPY

The JGC Shareholders will be asked to pass a special resolution, the text of which is set forth below, in respect of approval of the Amalgamation. In order to be effective, a special resolution requires the approval by not less than 66-2/3% of the votes cast by JGC Shareholders who vote in respect of the resolution. Further, in accordance with the Exchange's policies, the Amalgamation requires approval of a majority of the votes cast by JGC Shareholders who vote in respect of the resolution excluding Insiders of JGC who are also holders of VPY Shares. Such Insiders hold 2,490,000 (37.73%) JGC Shares in the aggregate. The management nominees named in the accompanying Instrument of Proxy (if named and absent contrary directions) intend to vote in favour of the Amalgamation. The text of the special resolution to approve the Amalgamation (the "Amalgamation Resolution") will be presented as follows, with or without modification:

"BE IT RESOLVED, as a special resolution of the Corporation, that:

    the amalgamation (the "Amalgamation") of the Corporation and VersaPay Corporation ("VPY") under the name of "VersaPay Corporation" or such other name as may be approved by the board of directors of the Corporation, as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "Amalgamation Agreement") to be entered into between the Corporation and VPY, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the "Exchange") and with discretion to the directors of the Corporation to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the management information circular of JGC dated November 27, 2009 (the "Circular");

    Any director or officer of the Corporation be and is hereby authorized and directed for and on behalf and in the name of the Corporation to execute and deliver an the Amalgamation Agreement, substantially in the form approved by the board of directors of the Corporation and in accordance with the summary of which was provided in the Circular, subject to such changes thereto as may be approved by such director or officer which approval shall be conclusively evidenced by his execution and delivery of such agreement;

    notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the holders of shares in the capital of the Corporation (the "Shareholders"), the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

    any director or officer of the Corporation is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby."

The terms and conditions of the Amalgamation are described in "Part 4 - Description of the Transactions".

Dissenting Shareholders' Rights

Section 185 of the OBCA provides Registered JGC Shareholders with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes ("Dissent Rights"). Any Registered JGC Shareholder who dissents from the Continuance Resolution in compliance with section 185 of the OBCA, will be entitled, in the event the Continuance becomes effective, to be paid the fair value of JGC Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Amalgamation Resolution is adopted. If the holders of more than 10% of the issued and outstanding JGC Shares duly exercise Dissent Rights, VPY may choose not to proceed with the Amalgamation.

Section 185 of the OBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a Registered JGC Shareholder may exercise the dissent rights under section 185 of the OBCA in respect of JGC Shares that are registered in that Shareholder's name.

In many cases, JGC Shares beneficially owned by a non-Registered JGC Shareholder (a "Non-Registered Holder") are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise his or her Dissent Rights directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder's behalf (which, if the JGC Shares are registered in the name of CDS or other clearing agency, may require that such JGC Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such JGC Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly.

A registered JGC Shareholder who wishes to dissent must provide a Dissent Notice to JGC at 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1 or by fax to 1 (416) 644-9361 at or before 5:00 p.m. (Toronto time) on December 24, 2009 (or 5:00 p.m. (Toronto time) on the Business Day immediately preceding any adjourned or postponed Meeting). It is important that Registered JGC Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the OBCA.

The filing of a Dissent Notice does not deprive a Registered JGC Shareholder of the right to vote at the Meeting. However, the OBCA provides, in effect, that a registered JGC Shareholder who has submitted a Dissent Notice and who votes in favour of the Amalgamation Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Amalgamation Resolution, being the JGC Shares. The OBCA does not provide, and JGC will not assume, that a proxy submitted instructing the proxyholder to vote against the Amalgamation Resolution or an abstention constitutes a Dissent Notice, but a registered JGC Shareholder need not vote his or her JGC Shares against the Amalgamation Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Amalgamation Resolution does not constitute a Dissent Notice. However, any proxy granted by a registered JGC Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Amalgamation Resolution, should be validly revoked in order to prevent the proxyholder from voting such JGC Shares in favour of the Amalgamation Resolution and thereby causing the Registered JGC Shareholder to forfeit his or her Dissent Rights.

JGC (or its successor) is required, within ten days after Shareholders adopt the Amalgamation Resolution, to notify each Dissenting Shareholder that the Amalgamation Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Amalgamation Resolution or who has withdrawn his or her Dissent Notice.

A dissenting JGC Shareholder (a "Dissenting Shareholder") who has not withdrawn his or her Dissent Notice prior to the Meeting must then, within 20 days after receipt of notice that the Amalgamation Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Amalgamation Resolution has been adopted, send to JGC a written notice (a "Demand for Payment") containing his or her name and address, the number of JGC Shares in respect of which he or she dissents, and a Demand for Payment of the fair value of such JGC Shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to JGC certificates representing JGC Shares in respect of which he or she dissents. JGC's transfer agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing JGC Shares in respect of which he or she dissents has no right to make a claim under section 185 of the OBCA.

Under section 185 of the OBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of his JGC Shares other than the right to be paid the fair value of the JGC Shares unless (i) the Dissenting Shareholder withdraws his or her Dissent Notice before JGC makes an offer to pay ("Offer to Pay"), or (ii) JGC fails to make an offer to pay in accordance with subsection 185(15) of the OBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a shareholder will be reinstated. Pursuant to the Amalgamation, in no case shall JGC, RI or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Closing Date and the names of such Shareholders shall be deleted from the register of Shareholders at the Closing Date. Pursuant to the Amalgamation, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their JGC Shares shall be deemed to have transferred such JGC Shares to JGC and such shares so transferred to JGC shall be cancelled as of the Closing Date.

Pursuant to the Amalgamation, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their JGC Shares, shall be deemed to have participated in the Amalgamation on the same basis as any non-Dissenting Shareholder as at and from the Amalgamation Date. JGC (or its successor) is required, not later than seven days after the later of the Amalgamation Date and the date on which JGC (or its successor) received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for his or her JGC Shares in an amount considered by the board of directors of JGC (or its successor) to be the fair value of the JGC Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. JGC (or its successor) must pay for the JGC Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if JGC (or its successor) does not receive an acceptance within 30 days after the Offer to Pay has been made.

If JGC (or its successor) fails to make an Offer to Pay for a Dissenting Shareholder's JGC Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, JGC (or its successor) may, within 50 days after the Amalgamation Date or within such further period as a court may allow, apply to a court to fix a fair value for the JGC Shares of Dissenting Shareholders. If JGC (or its successor) fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Before making any such application to a court itself, or within seven days of receiving a notice that a Dissenting Shareholder has made an application to a court, JGC (or its successor) will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted the offer will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the JGC Shares of all Dissenting Shareholders. The final order of a court will be rendered against JGC (or its successor) in favour of each Dissenting Shareholder and for the amount of the fair value of his or her JGC Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Closing Date until the date of payment. The Registered JGC Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their JGC Shares as determined under the applicable provisions of the OBCA will be more than or equal to the consideration under the Amalgamation. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's JGC Shares.

The foregoing is only a summary of the dissenting shareholder provisions of the OBCA which are technical and complex. A complete copy of section 185 of the OBCA is attached as Schedule "F" to this Circular. It is recommended that any Shareholder wishing to avail himself or herself of his or her Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the OBCA may prejudice his or her Dissent Rights.

Section 190 of the CBCA provides JGC Shareholders who dissent to certain actions being taken by JGC may exercise a right of dissent and require JGC to purchase the JGC Shares held by such JGC Shareholders at the fair value of such shares. This dissent right is applicable where JGC proposes to (a) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; (b) amend its articles to add, change or remove any restrictions on business or businesses that JGC may carry on; (c) enter into certain statutory amalgamations; (d) continue out of the jurisdiction; (e) sell, lease or exchange all or substantially all of its property; (f) carry out a going-private transaction or a squeeze-out transaction; or (g) in certain other circumstances in which shareholders are entitled to vote separately as a class or series on a proposal to amend the articles of JGC.

A holder of JGC Shares is not entitled to exercise Dissent Rights in respect of the Amalgamation Resolution if such holder votes any of the JGC Shares beneficially held by such holder in favour of the Amalgamation Resolution. The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the CBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the CBCA and reference should be made to the specific provisions of section 190 of the CBCA. The CBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each JGC Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of section 190 of the CBCA and consult a legal advisor. A copy of Section 190 of the CBCA is set out in Schedule "G" to the Information Circular.

A Dissenting JGC Shareholder is required to send a written objection to the Amalgamation Resolution to JGC at or prior to the JGC Meeting. A vote against the Amalgamation Resolution or a withholding of votes does not constitute a written objection. Within 10 days after the Amalgamation Resolution is approved by the JGC Shareholders, JGC must send to each Dissenting JGC Shareholder a notice that the Amalgamation Resolution has been adopted. The Dissenting JGC Shareholder is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice, within 20 days after learning of the adoption of the Amalgamation Resolution), to send to JGC a written notice containing the Dissenting JGC Shareholder's name and address, the number of JGC Shares in respect of which the Dissenting JGC Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to JGC or its transfer agent the appropriate share certificate or certificates representing the JGC Shares in respect of which the Dissenting JGC Shareholder has exercised Dissent Rights. A Dissenting JGC Shareholder who fails to send to JGC within the required periods of time the required notices or the certificates representing the JGC Shares in respect of which the Dissenting JGC Shareholder has dissented may forfeit their Dissent Rights under section 190 of the CBCA.

If the matters provided for in the Amalgamation Resolution become effective, then JGC will be required to send, not later than the 7th day after the later of (i) the Effective Date, and (ii) the day the demand for payment is received, to each Dissenting JGC Shareholder whose demand for payment has been received, a written offer to pay for the JGC Shares of such Dissenting JGC Shareholder in such amount as the directors of JGC consider the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that JGC is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of JGC's assets would thereby be less than the aggregate of its liabilities. JGC must pay for the JGC Shares of a Dissenting JGC Shareholder within ten days after an offer made as described above has been accepted by a Dissenting JGC Shareholder, but any such offer lapses if JGC does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the Effective Date, JGC may apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of JGC to apply to the court. If JGC fails to make such an application, a Dissenting JGC Shareholder has the right to so apply within a further 20 days.

Interests of Certain Persons in Matters to be Acted Upon

Jason Gurandiano, a director of JGC, is also a director of VPY. Mr. Gurandiano owns 1,550,000 JGC Shares, representing approximately 23.48% of the outstanding JGC Shares. Mr. Gurandiano also owns 440,000 VPY Shares, representing approximately 4.68% of the outstanding VPY Shares. Following the Amalgamation and the Offering (assuming completion of the Offering), Mr. Gurandiano will own or control 646,666 RI Shares, representing in the aggregate approximately 5.56% of the RI Shares.

Marc Cernovitch, a director of JGC, is also a shareholder of VPY. Mr. Cernovitch owns directly and indirectly 940,000 JGC Shares, representing approximately 14.24% of the outstanding JGC Shares. Mr. Cernovitch also owns 50,000 VPY Shares, representing approximately 0.53% of the outstanding VPY Shares. Following the Amalgamation and the Offering (assuming completion of the Offering), Mr. Cernovitch will own or control 175,333 RI Shares, representing in the aggregate approximately 1.51% of the RI Shares.

JGC believes that the conflicts of interest that will arise in the course of the Amalgamation have been dealt with in a manner that is generally acceptable in corporate transactions: (1) the Amalgamation has been considered by a special committee of the board of directors comprised only of independent directors, (2) the board of directors of JGC approved execution of the Amalgamation Agreement without participation by Jason Gurandiano, (3) JGC has made disclosure to its shareholders of these conflicts; and (4) none of the JGC Shares beneficially owned by Mr. Gurandiano or Marc Cernovitch or their Associates will be voted at the Meeting.

Other Business

Management is not aware of any other matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting, it is the intention of the management designees to vote the same in accordance with their best judgment in such matters.

Part 6
RISK FACTORS

The following, although not exhaustive, are certain factors that should be considered by a holder of JGC Shares or a holder of RI Shares after giving effect to the Amalgamation. All of these risk factors could impact VPY's consolidated revenue, margins and cash flow. The following information is a summary of certain risk factors and is qualified by the detailed information appearing elsewhere in this Information Circular.

Reliance on Service Providers

VPY relies (and RI will rely) on agreements with several other large payment processing organizations to enable it to provide credit and debit card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants it serves. VPY relies primarily on Chase Paymentech for its front-end and back-end processing needs. The agreement with Chase Paymentech contains covenants requiring VPY to submit audited financial statements to Chase within 60 days of fiscal year-end and to maintain a minimum financial statement current ratio and net tangible worth. The Company is not in compliance with the financial statement and minimum current ratio covenants. The Company has received a waiver of these covenants from Chase until January 31, 2010. While VPY is reliant on Chase Paymentech to provide key operations that permit VPY to conduct its business, Chase Paymentech is in turn reliant on its relationship with a Canadian bank and its agreements with the credit and debit card associations to be eligible to provide its credit and debit card payment processing services. If Chase Paymentech was to terminate its relationship with VPY (either by terminating its agreement with VPY or ceasing to provide payment processing services in Canada), or Chase Paymentech's relationship with its current bank sponsor or the credit or debit card associations was to end such that Chase Paymentech could no longer offer payment processing services, VPY would need to establish a relationship with another payment processor and there would be a material adverse effect on the business and operations of VPY See "Part 8 - Information Concerning VPY - VPY's Business - Core Services" and "Part 8 - Information Concerning VPY - VPY's Business - Material Contracts".

Additional Financing

In order to execute its business plan in an efficient and timely manner, VPY (or RI) may require a combination of additional debt and equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions. There can be no assurance that additional financing will be available to VPY when needed or on terms acceptable to VPY. VPY's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit VPY's growth and may have a material adverse effect upon VPY.

Merchant Attrition Risk

VPY experiences attrition in its merchant base in the ordinary course of business resulting from several factors, including business closures and losses to competitors. Increased merchant attrition could have a material adverse effect on VPY's financial condition and results of operations. If VPY is unable to gain merchants to replace the ones it loses, it may be forced to adjust its business plan.

Increases in Interchange Rates

Visa and MasterCard periodically increase their respective interchange rates. Interchange rates are also known as discount rates that are charged for transactions processed through Visa and MasterCard. Although VPY historically has reflected these increases in its pricing to merchants, there can be no assurance that merchants will continue to assume the entire impact of the future increases or that transaction processing volumes will not decrease and merchant attrition increase as a result of these increases. If interchange rates increase to a point where it becomes unprofitable for VPY (or RI) to market Visa and MasterCard payment services, it would cause materially adverse economic consequences for VPY.

Competition

The payment processing services industry is highly competitive and VPY competes with (and RI will compete with) a substantial number of companies that have greater financial resources. Its primary competitors in this industry include other independent processors, as well as certain major national and regional banks, financial institutions and independent sales organizations. There can be no assurance that VPY's competitors will not offer better value to VPY's customers or substantially increase the resources devoted to the development and marketing of products and services that compete with those of VPY. In addition, there can be no assurance that new competitors will not enter the various markets in which VPY is active. In certain aspects of its business, VPY also competes with a number of small and medium-sized companies, which have certain competitive advantages such as low overhead costs and specialized regional strengths. If VPY's competitors are successful in offering better pricing, service or products than VPY, this could render VPY's product and services offerings less desirable to customers, resulting in the loss of customers or a reduction in the price it could earn for its offerings.

Failures of VPY and Third Party Systems

VPY depends (and RI will depend) on the efficient and uninterrupted operation of its computer network systems, software, data center and telecommunications networks, as well as the systems of third parties, in particular the payment processing systems of Chase Paymentech. VPY's systems and operations or those of its third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. VPY's property and business interruption insurance may not be adequate to compensate it for all losses or failures that may occur. Defects in its systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

  loss of revenues;

  loss of merchant relationships;

  loss of merchant and cardholder data;

  harm to its business or reputation;

  exposure to fraud losses or other liabilities;

  negative publicity;

  additional operating and development costs; and/or

  diversion of technical and other resources.

Loss of Sales Partners

VPY relies (and RI will rely) upon referrals from third parties, such as independent sales consultants and trade associations, to supplement its direct sales team. The loss of referrals from these sources would result in less sales opportunities being made available to VPY (or RI) and potentially a loss of revenues if merchants referred to VPY (or RI) by these third parties determine they wish to switch payment processing services provider.

Changes in Consumer Spending

A significant portion of VPY's revenues are derived from the fees related to the processing of consumer credit and debit card transactions. Any recession or economic downturn that affects spending, or a greater use of debit cards (which have lower transaction fees) instead of credit cards, may have a material adverse effect on the business and operations of VPY (or RI).

Reliance on Management

The success of VPY (or RI) is dependent upon the ability, expertise, judgment and discretion of management. VPY is (and RI will be) dependent on Michael Gokturk (Chief Executive Officer), Patrick MacDonald (President), Bill McGill (Chief Financial Officer) and Kevin Short (Chief Technology Officer) to manage the daily business operations of VPY. However, although it is customary to rely on employment agreements as a method of retaining the services of key employees, these agreements cannot assure VPY (or RI) of the continued services of those employees. Any loss of the services of those individuals could have a material adverse effect on VPY's (and RI's) business, technical capabilities, operating results or financial condition or could result in delays to, or abandonment of, VPY's projects. VPY does not (and RI will not) carry "key man" insurance for any of its employees.

Reliance on Technical and Field Personnel

The ability of VPY (and RI) to expand its business is dependent upon its ability to attract and retain qualified employees, and particularly its technical and field personnel. The ability to secure the services of additional personnel is constrained in times of strong industry activity.

Operating Risk and Insurance

VPY (and RI) intends to implement an insurance and risk management program to protect its assets, operations and employees. VPY also has programs in place to address compliance with current safety and regulatory standards. However, VPY's operations are subject to risks inherent in the payment processing industry, such as equipment defects, malfunction, failures and natural disasters. These risks and hazards could expose VPY to substantial liability for personal injury, loss of life and business interruption. While VPY believes its insurance coverage addresses all materials risks to which it is exposed and is adequate and customary in its current state of operations, that insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which VPY is exposed. In addition, no assurance can be given that such insurance will be adequate to cover VPY's (or RI's) liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If VPY (or RI) were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, its business, results of operations and financial condition could be materially adversely affected.

Reliance on Technology

VPY (and RI) will depend upon continuous improvements in technology to meet customer demands in respect of performance and cost, and to explore additional business opportunities. There can be no assurance that VPY (and RI) will be successful in its efforts in this regard or that it will have the resources available to meet this demand. While VPY anticipates that its research and development experience will allow it to explore additional business opportunities, there is no guarantee that those business opportunities will be realized. VPY has not sought nor obtained patent or other similar protection in respect of any technology developed by VPY. The commercial advantage of VPY will depend to a significant extent on the intellectual property and proprietary technology of VPY and the ability of VPY (and RI) to prevent others from copying those proprietary technologies. VPY relies on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trade secrets, confidential procedures, contractual provisions and licenses, to protect its proprietary technology. VPY (and RI) may have to engage in litigation to protect its patents or other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This type of litigation can be expensive and time-consuming, regardless of whether or not VPY (and RI) is successful. In the future, VPY (and RI) may seek patents or other similar protections in respect of particular technology; however, there can be no assurance that any future patent applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to VPY (and RI). Moreover, the process of seeking patent protection can itself be long and expensive. In the meantime, competitors may develop technologies that are similar or superior to the technology of VPY or design around the patents owned by VPY, thereby adversely affecting VPY's (and RI's) competitive advantage in one or more of its businesses. Despite the efforts of VPY (and RI), the intellectual property rights of VPY may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps VPY (or RI) may take to protect its intellectual property rights and other rights to those proprietary technologies that are central to VPY's (and RI's) operations will prevent misappropriation or infringement of VPY's (and RI's) technology.

Risk of Third Party Claims for Infringement

A third party may claim that the use of VPY's (RI's) technology has infringed those third party's rights or may challenge the right of VPY (or RI) to its intellectual property. Any claim, whether or not with merit, could be time consuming to evaluate, result in costly litigation and have material adverse effects on the business, operations and financial condition of VPY (or RI). Such a claim could result in VPY (or RI) having to enter into licensing arrangements that may require the payment of a license fee or royalties to the owner of the intellectual property. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to VPY (or RI).

Conflicts of Interest

Certain of the directors and officers of VPY (and RI) are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of VPY (and RI) and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the CBCA.

Absence of Prior Public Market for the JGC Shares

Prior to the closing of the Amalgamation, there has been no public market for the RI Shares. The price offered to the public and the number of RI Shares to be issued was determined by negotiation between VPY and JGC. JGC cannot predict at what price the RI Shares will trade and there can be no assurance that an active trading market in the RI Shares will develop or be sustained.

Dilution and Future Sales of JGC Shares

RI may issue additional RI Shares in the future, which may dilute a shareholder's holdings in RI. RI's articles will permit the issuance of an unlimited number of common shares, and Shareholders will have no pre-emptive rights in connection with such further issuances.

Part 7
INFORMATION CONCERNING JGC

Corporate Structure

Name and Incorporation

JGC was incorporated pursuant to the provisions of the OBCA on December 14, 2007 under the name "JG Capital Corp.". JGC's articles of incorporation were amended on April 8, 2008 to remove the restrictions on transfers of JGC Shares. On September 23, 2008, the Exchange halted trading in JGC Shares in connection with JGC entering into the Amalgamation Agreement with VPY. JGC is a reporting issuer in Ontario, British Columbia and Alberta.

The registered office of JGC is located at 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1. The principal business office of JGC is located at 1090 West Georgia Street, Suite 1305, Vancouver, British Columbia V6E 3V7.

General Development of the Business History

JGC is a CPC pursuant to the policies of the Exchange and to date has not carried on any operations. The principal business of JGC has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation agreement, subject to acceptance for filing by the Exchange. JGC does not have business operations or assets, other than cash, and currently has no written or oral agreements in principle for the acquisition of an asset or business other than the Amalgamation Agreement.

On December 14, 2007, JGC closed a non-brokered private placement of 2,000,000 JGC Shares to board members and management of JGC at a price of $0.05 per JGC Share for aggregate gross proceeds of $100,000. On January 30, 2008, JGC closed a second non-brokered private placement of 150,000 JGC Shares to a JGC director at a price of $0.05 per JGC Share for aggregate gross proceeds of $7,500. On March 24, 2008, JGC closed a third non-brokered private placement of 2,050,000 JGC Shares to friends, relatives and business associates of JGC's directors and management at a price of $0.10 per JGC Share for aggregate gross proceeds of $205,000.

On May 16, 2008, JGC received a receipt for a final prospectus from the securities commissions of Ontario, Alberta and British Columbia and on May 30, 2008 it completed the initial public offering of the JGC Shares, selling 2,000,000 JGC Shares at $0.10 per JGC Share for gross proceeds of $200,000. The JGC Shares were listed and posted for trading on the TSXV on June 5, 2008 under the trading symbol "JGC.P". Pursuant to the terms of an agency agreement dated May 7, 2008 between Canaccord and JGC, Canaccord was paid a corporate finance fee equal to $10,000, a cash commission equal to $20,000 and its fees and expenses. Canaccord was also issued the JGC's Agent Warrant to purchase 200,000 JGC Shares at a price of $0.10 per JGC Share until May 30, 2010. On April 1, 2009, JGC completed a private placement, selling 400,000 JGC Shares for aggregate gross proceeds of $40,000.

Financing

JGC is currently not contemplating any manner of financing in connection with or prior to the Completion of the proposed Qualifying Transaction.

Selected Financial Information and Management's Discussion and Analysis

Information From Inception

Audited financial statements for JGC for the financial years ended March 31, 2009 and 2008 and for the three months ended June 30, 2009 and 2008, are attached as Schedule "A".

Management's Discussion and Analysis

Management's Discussion and Analysis for JGC for the financial years ended March 31 2009, 2008 and 2007 and for the three months ended June 30, 2009 and 2008, are attached as Schedule "B".

Description of JGC Securities

Existing Securities

The authorized capital of JGC consists of an unlimited number of common shares without nominal or par value of which, as at the date hereof, 6,600,000 JGC Shares are issued and outstanding as fully paid and non-assessable. In addition, 200,000 JGC Shares are reserved for issuance pursuant to the exercise of the JGC Agent's Warrants and 620,000 JGC Shares are reserved for issuance pursuant to the CPC Incentive Options.

The holders of JGC Shares are entitled to dividends, if, as and when declared by the board of directors of JGC, to receive notice of and one vote per JGC Share at meetings of JGC Shareholders and, upon liquidation, to share equally in such assets of JGC as are distributable to the holders of JGC Shares. All RI Shares to be outstanding after Completion of the Qualifying Transaction will be fully paid and non-assessable.

Stock Option Plan

JGC has adopted an incentive stock option plan (the "Stock Option Plan"), which provides that the board of directors of JGC may from time to time, in its discretion, and in accordance with Exchange requirements, grant to directors, officers, employees, management company employees and technical consultants of JGC, non-transferable options to purchase JGC Shares, provided that the number of JGC Shares reserved for issuance may not exceed 2,324,878. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of JGC Shares reserved for issuance in any twelve-month period to: (a) any individual director or officer may not exceed 5% of the issued and outstanding JGC Shares; and (b) all technical consultants may not exceed 2% of the issued and outstanding JGC Shares. Options may be exercised no later than 12 months following completion of a Qualifying Transaction or 90 days following cessation of the optionee's position with JGC (whichever is later), provided that if the cessation of office, directorship or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option. Any JGC Shares acquired pursuant to the exercise of options prior to completion of the Qualifying Transaction must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

Notwithstanding the terms of the Stock Option Plan described above, the CPC Policy imposes certain restrictions on incentive stock options during the period that JGC remains a CPC. Such restrictions shall remain in place until the Exchange issues the Final Exchange Bulletin (such bulletin indicating that the Resulting Issuer will not be considered a CPC). Under the CPC Policy, JGC, while it remains a CPC, is limited to granting incentive stock options to only directors, officers and technical consultants of JGC. In addition, the total number of JGC Shares reserved under option for issuance pursuant to the Stock Option Plan may not exceed 10% of the JGC Shares that were outstanding at the closing of the IPO. In addition, while JGC is a CPC, it is prohibited from granting incentive stock options to any person providing investor relations activities, promotional or market making services. The exercise price per JGC Share under any incentive stock option granted by JGC while it is a CPC may not be less than the greater of $0.10 and the Discounted Market Price (as defined in Exchange Policy 1.1 - Interpretation).

The CPC Incentive Options to acquire an aggregate of 620,000 JGC Shares have been granted by JGC under the Stock Option Plan, all of which are exercisable at a price of $0.10 per JGC Share until May 30, 2011. The CPC Incentive Options were issued to officers and directors of JGC for their role in creating and managing JGC, their assistance in effecting the IPO and their efforts in completing the Qualifying Transaction. The option exercise price was determined to be equal to the IPO share price of the JGC Shares.

The following table sets out all stock options granted by JGC under the Stock Option Plan:
Optionee	Number of JGC Shares Reserved Under Option(1)	Exercise Price	Expiry Date
Marc Cernovitch	215,000	$0.10	May 30, 2011
Jason Gurandiano	255,000	$0.10	May 30, 2011
Frederick Holloway	50,000	$0.10	May 30, 2011
Nick DeMare	50,000	$0.10	May 30, 2011
George Meaney	50,000	$0.10	May 30, 2011

Notes:

(1)     In connection with the IPO, Canaccord was granted the JGC Agent's Warrant to acquire 200,000 JGC Shares at a price of $0.10 per share until June 5, 2010.

Prior Sales

Since JGC's date of incorporation, 6,600,000 JGC Shares have been issued as follows:

Date	Number of JGC Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received
December 14, 2007	2,000,000(1)	$0.05	$100,000	Cash
January 30, 2008	150,000(1)	$0.05	$7,500	Cash
March 24, 2008	2,050,000 (2)(3)(4)(5)(6)(7)(8)	$0.10	$205,000	Cash
May 30, 2008	2,000,000(9)	$0.10	$200,000	Cash
April 1, 2009	400,000	$0.10	$40.000	Cash
Total	6,600,000		$512,500

Notes:

(1)     These shares were sold to Non Arm's Length Parties, namely, officers and directors of JGC.

(2)     400,000 of these JGC Shares were sold to employees of Canaccord in connection with the IPO, and a member of the Pro Group.

(3)     100,000 of these JGC Shares were sold to an Associate of an employee of Canaccord and a member of the Pro Group.

(4)     300,000 of these JGC Shares were sold to 0753331 BC Ltd., a company wholly-owned by Marc Cernovitch.

(5)     100,000 of these JGC Shares were sold to Marc Cernovitch.

(6)     300,000 of these JGC Shares were sold to George Meaney.

(7)     250,000 of these JGC Shares were sold to Jason Gurandiano.

(8)     100,000 of these JGC Shares were sold to Kim Cadario, the spouse of Marc Cernovitch and legal counsel to JGC.

(9)     40,000 of these JGC Shares were sold to Kim Cadario, the spouse of Marc Cernovitch and legal counsel to JGC.

Stock Exchange Price

The JGC Shares have been listed and posted for trading on the Exchange under the symbol "JGC.P" since June 5, 2008. The shares were halted by the Exchange on September 23, 2008 in connection with the announcement of the proposed Qualifying Transaction with VPY. The following table sets out trading information for the JGC Shares for the periods indicated below:

Period	High	Low	Trading Volume
September 2008	$0.20	$0.06	7,000
August 2008	$0.20	$0.16	26,500
July 2008	$0.35	$0.35	21,000
June 2008	$0.50	$0.11	335,500
Totals:	$0.50	$0.06	390,000

The JGC Shares traded at $0.06 on September 22, 2008 the trading day immediately preceding the date trading in the JGC Shares was halted.

Non-Arm's Length Party Transactions

Jason Gurandiano is a director and principal shareholder of JGC, owning 1,550,000 JGC Shares, which represents 23.48% of the issued and outstanding JGC Shares as of the Information Circular Date.

VPY is a private company of which Mr. Gurandiano is also a director and shareholder, owing 440,000 VPY Shares, which is 4.68% of the issued and outstanding VPY Shares as of the Information Circular Date.

Marc Cernovitch is President and a director and principal shareholder of JGC, owning 940,000 JGC Shares, which represents 14.24% of the issued and outstanding JGC Shares as of the Information Circular Date.

VPY is a private company of which Mr. Cernovitch is also a shareholder, owing 50,000 VPY Shares, which is 0.53% of the issued and outstanding VPY Shares as of the Information Circular Date.

The Amalgamation is not a Non Arm's Length Qualifying Transaction and therefore does not require that the Amalgamation be approved by the majority of the minority of JGC Shareholders pursuant to a requirement of the Exchange, and a requirement under OSC Rule 61-101 - Insider Bids, Issuer Bids, Amalgamations and Related Party Transactions. Notwithstanding that majority of the minority approval is not required, the directors of JGC have resolved to seek approval of the Qualifying Transaction by the majority of the minority of JGC Shareholders which means that the shareholder resolution approving the Amalgamation must be passed by at least 50% plus one vote of the votes cast by the "minority shareholders" of JGC. The "minority shareholders" are all of the JGC Shareholders other than the Non Arm's Length Parties to the Amalgamation.

Legal Proceedings

There are no legal proceedings material to JGC to which JGC is a party or of which any of its property is the subject matter, and there are no such proceedings known to JGC to be contemplated.

Auditor, Transfer Agent and Registrar

Auditor

JGC's auditors to date have been D&H Group LLP, Chartered Accountants, 1333 West Broadway (10th Floor), Vancouver, British Columbia, V6H 4C1. Subject to approval by the JGC Shareholders at the JGC Shareholders Meeting, Grant Thornton LLP will be appointed as auditors of JGC.

Transfer Agent and Registrar

The transfer agent and registrar of JGC is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

Material Contracts

JGC has not entered into any material contracts since incorporation, other than contracts in the ordinary course of business, other than:

1.        the CPC Escrow Agreement; and

2.        the Agency Agreement.

JGC intends to enter into the Amalgamation Agreement immediately before the completion of the Amalgamation.

Copies of these agreements will be available for inspection at JGC's registered office, 25 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 3A1, during ordinary business hours until the Amalgamation Date and for a period of thirty days thereafter.

Additional Information

Additional information with respect to JGC may be found on the SEDAR website at www.sedar.com.

Part 8
INFORMATION CONCERNING VPY

Corporate Structure

VPY is a CBCA company formed by the amalgamation of Western Pacific Acceptance Corporation and its wholly-owned subsidiary, VersaPay Corporation, in May 2007. VPY has one subsidiary, Positive Inc., a Montreal company which operates within VPY's Montreal facilities. VPY owns 75 of the 100 outstanding shares of Positive.

VPY will be holding a meeting of its shareholders meeting on December 29, 2009 to approve the amalgamation of VPY and JGC under the jurisdiction of the CBCA. See "Part 5 - Matters to be Acted upon at the JGC Meeting - Approval of Continuance and Amalgamation".

The registered office of VPY is located at Suite 150 - 5585 Monkland Avenue, Montreal, Quebec H4A 1E1. Its head office is located at Suite 1150 - 1500 West Georgia Street Vancouver, BC V6G 2Z6. Unless otherwise noted, references in this Information Circular to "VPY" refer to VersaPay Corporation and its subsidiaries.

History of Development of the Business

VPY is a payment processing services and financial technology company that assists businesses to accept and process payments made by way of credit cards, debit cards and electronic funds transfer. While VPY was formed in November 2005 as Western Pacific Acceptance Corporation, its core revenue-generating operations did not begin until 2007.

From November 2005 until March 2007, VPY was developing its business plan and model, assembling a management team, signing an agreement with a major payment processing partner and raising seed capital. During this period, VPY was still providing consulting services to potential merchants with respect to payment network technology. VPY was licensed in March 2007 by the card associations to promote their brands (Visa, MasterCard and Interac). After commencing core revenue operations in March 2007, VPY continued to build out its Vancouver and Montreal office by hiring sales representatives, working on marketing and branding programs as well as establishing several sales distribution partnerships.

In February, 2008, VPY acquired, and continues to hold a controlling interest in Positive. Positive is a wireless payment independent sales agent, or ISO as they are commonly known in the industry, that represents Emergis, Inc. (now TELUS Financial Services) and Open Solutions, Inc.

VPY's Business

Overview

VPY enables businesses to accept and process Visa, MasterCard, American Express, Discover, and JCB (issued by JCB International Credit Card Co., Ltd.) credit cards as well as Interac debit cards. As a payment services company, VPY works, along with its payments partner Chase Paymentech, to assist businesses with the application to access the Canadian networks that process credit and debit card payments, the acquisition and installation of payment processing technology, and training and support for the card payment infrastructure. VPY also develops proprietary financial transaction technology solutions for business to business payments.

VPY is headquartered in Vancouver, British Columbia and also has an office in Montreal, Quebec and Toronto, Ontario.

Credit and Debit Card Transaction Processing System

Credit and debit card transaction processing includes the processing of Visa, MasterCard and Discover credit cards, cards issued by other card associations like American Express, Diners Club, JCB and debit cards. Payment processing is required when a consumer or cardholder acquires goods or services from a merchant and uses a credit or debit card as the form of payment. The term "merchant" generally refers to any organization that accepts credit or debit cards for the payment of goods and services, such as retail stores, including physical locations and internet sites, mail order or telephone order outlets, restaurants, universities and government agencies.

Completing a credit card transaction is a complex process involving a number of participants and a series of electronic connections:

  Card associations, such as Visa, MasterCard and Discover, and debit networks, Interac in Canada, consist of members, generally financial institutions, who establish uniform regulations that govern much of the industry, including how cards are issued and transactions processed and settled.

  Card issuers are financial institutions that issue credit and debit cards to consumers or businesses and are identifiable by their trade name which is typically imprinted on the issued cards.

  In order to accept payment by credit or debit card, merchants are required to enter into contractual relationships with payment processors (also known as merchant acquirers). During a typical card transaction, the merchant and the card issuer do not interface directly with each other, but instead rely on payment processors.

  Payment processors have agreements with card associations that permit the payment processor to route transactions under the member banks' control and identification numbers to clear credit card transactions through Visa and MasterCard. A payment processor can be an independent processor, such as Chase Paymentech, which is sponsored by a financial institution (i.e. bank) that is a member of the association or network, or it can be a bank itself. Payment processors perform a series of services including authorization, electronic draft capture, file transfers to facilitate the funds settlement and certain exception-based, back office support services such as chargeback and retrieval resolution.

  As the "acquirer" of the merchant, the payment processor underwrites the merchant to the card associations and financial institutions who issue credit and debit cards. The acquirer effectively guarantees payment to these organizations and accepts the risk of any loss (whether through fraud or other charge-backs).

  After a merchant signs a merchant agreement with a payment processor, the payment processor provisions the point-of sale device from an authorized point-of-sale equipment provider. Point-of-sale equipment deployment and support providers provide programming, key-injection and the required point-of-sale hardware for merchants to complete card transactions.

  Internet Payment Service Providers ("IPSP") provide an online method of transacting credit and debit cards for ecommerce merchants. These businesses are registered with brand associations as an IPSP and have strict security audit requirements placed on them such as PCI level-1 for the protection of cardholder data. These companies do not connect directly to the Visa/MasterCard networks, but are a "front-end" to other payment processors. IPSPs do, however, usually offer a more feature-rich and robust ecommerce gateway solution than the standard offering from most typical payment processors.

The following diagrams illustrate the electronic connections that occur during a credit card or debit card transaction:

A card payment transaction begins when a cardholder presents a card for payment at a merchant location and the merchant swipes the card's magnetic strip through a point of sale terminal card or chip reader. The terminal electronically records sales draft information, such as the credit card identification number, transaction date and value of the goods or services purchased. After the card and transaction information is captured by the point-of-sale ("POS") device, the terminal automatically connects to a payment processor (Chase Paymentech in the case of VPY's merchant clients). For a credit card transaction, the authorization process generally consists of a determination as to whether the card is authentic and whether the impending transaction value will cause the cardholder to exceed defined credit limits. For debit card transactions, the authorization process generally consists of a determination whether the cardholder has sufficient funds available in a deposit account at the time of the transaction.

The authorization requested is routed by the payment processor to the applicable card association such as Visa or MasterCard (for a credit card payment) or the Interac network (for a debit card payment). The card association or debit network forwards the authorization request to the card issuer, typically a bank for Visa, MasterCard and Interac transactions, who respond by either accepting or declining the transaction. The response is returned to the merchant's POS terminal. This entire authorization and response process occurs within seconds from the time the merchant swipes the cardholder's card through the POS terminal card reader.

Settlement of Credit and Debit Card Transactions and Fee Payments

To use the credit card and debit card payment systems, the parties accessing the systems must pay transaction and other fees to the card associations and debit network. As the party that is "acquiring" the merchant, sponsoring that merchant to permit them to use the credit and debit card systems and settling transactions between the merchant and the applicable card issuer, the payment processor is responsible for paying all access and transaction fees and recouping them from its merchant clients.

The following diagram illustrates the payments and fees charged on a hypothetical $100 credit card transaction:

In the above hypothetical example of a $100 credit card transaction, the card issuer pays the payment processor or merchant acquirer the $100 that is due, and the payment processor or merchant acquirer, in turn, pays the merchant the $100. As a consequence of undertaking this transaction, fees are now due to the card issuer and the card association. These fees will vary based upon the card type, merchant type and method of acceptance.

The card issuer will charge the payment processor or merchant acquirer an interchange fee calculated as a percentage of the value of the transaction (in this hypothetical case, 1.5% or $1.50), the card association itself will charge the payment processor or merchant acquirer an assessment fee also calculated as a percentage of the value of the transaction (in this hypothetical case, 0.05% or $0.05) and any network related fees, such as a cross-BORDER=0 assessment fee. Other Fees may also be charged to the payment processor if a third-party payment gateway was used. In some cases, a payment processing services company (or independent sales agent) who identified the merchant has agreed with the payment processor to fund the amount of these fees to the payment processor.

By charging the merchant fees for the processing of credit card transactions, the payment processor or merchant acquirer recoups the fees paid by the payment processor to third parties from the merchant. The fees are negotiated between the merchant and the payment processor or payment processing services company representing that payment processor. The fee structure negotiated with the merchant is typically a percentage of credit card transactions as well as a transaction fee. If the merchant has agreed to pay the payment processor 2% of the credit card transaction value, on the $100 example the payment processor would bill the merchant $2.00 at the end of the month for the transaction (i.e. a reimbursement of the $1.50 in interchange fees paid by the payment processor to the card issuer and $0.50 as net revenue for the transaction). From the net revenue earned on the transaction, the payment processor covers its operating expenses, including the commissions paid to service providers such as VPY. As the party with the contractual relationship with the merchant, the payment processor generally bears all risk for losses that occur as a result of all charge-backs (or credit card reversals) and fraud.

Debit, or Interac, transactions follow a similar model as above, but there is no interchange fee. The card issuer does not charge the payment processor any fees, but the debit network itself charges a transaction fee to the payment processor. The card issuer then pays the payment processor the amount due and the payment processor pays the merchant the total amount due. The merchant is charged a transaction fee for settling debit transactions on a per transaction fee as agreed to in their merchant agreement with the payment processor.

VPY's Payment Services

VPY provides, in conjunction with its partners, the hardware, technology, infrastructure and support services that businesses of all types require to accept credit and debit cards from their consumers/clients. It is a service company that links the merchant to the payment processor, also known as merchant acquirer, who in turn provides the links between the merchant and cardholder and the card associations, debit networks and financial institutions needed to clear transactions. VPY also provides value-added payment solutions such as stored-value, loyalty/gift cards for merchants seeking to expand their business offerings.

For those merchants seeking to accept payments in a card-present environment (where the card is physically presented to the merchant), VPY provides the necessary connection with a payment processor, and the required point of sale terminals and software, system integration and installation, customer training, technical support and back office settlement services. For those merchants seeking to accept payments in a card-not-present environment (where the card is not physically presented to the merchant), VPY provides the technology to integrate their website or provide virtual point-of-sale terminals (in the case of mail-order and telephone based sales), software design, installation, training and technical support.

VPY also offers additional payment processing services, such as VersaEFT and VersaCard to allow VPY customers the ability to accept alternative payment methods such as e-check payments (process payments directly out of their customers' bank accounts) and using the VersaCard, which is a stored-value payment solution.

VPY complements its product suite with additional risk management and fraud prevention technologies, bundled with real-time online reporting, client, merchant and administrative tools and financial settlement services.

Core Services

VPY's core business is providing, along with its strategic partner Chase Paymentech, payment processing services to merchants in Canada operating in card present and card-not-present environments. VPY currently operates only in Canada and specializes in the low to medium risk, small to medium business market segment while also catering to larger national merchants as well.

As at June 30, 2009, VPY was responsible for over 3,000 active terminals, over 2,500 active merchant accounts with over 2,500 merchants, located primarily in the provinces of British Columbia, Ontario, Quebec and Alberta, operating in card-present environments, and an additional 500 merchants operating in card-not-present environments.

The most common form of payment processing, for both consumers and businesses, involves the processing of transactions in a physical storefront. In these card-present environments the transaction is done with both the consumer's card and the merchant's POS terminal present. Card-present environments usually have lower transaction rates as merchants can validate the cardholder's identity and mitigate consumer fraud.

Transactions completed in a virtual environment (i.e.: websites) require a means to process transactions without the cardholder being present. The card-not-present environment carries higher risks and transaction rates for merchants and credit providers because it is harder to validate who is purchasing the services/products. While supporting the traditional online payment option of credit cards, VPY also offers proprietary software which integrates with the merchant's online business to allow customers to pay using their standard bank Interac card thereby reducing the risk of fraud by requiring the use of a PIN.

VPY has entered into a Preferred Card Processing Agreement (the "Chase Agreement") dated January 9, 2007, as amended, with Chase Paymentech under which Chase Paymentech provides payment processing services to merchants identified and screened by VPY. VPY's strategic relationship with Chase Paymentech allows VPY to offer its services to merchants without the infrastructure required to process payment transactions or a membership in card associations or the Canadian debit network.

Under the Chase Agreement, VPY may locate, solicit and refer to Chase Paymentech businesses that VPY believes are likely candidates to have their credit and debit card transactions processed by Chase Paymentech. Businesses or merchants so identified will, if acceptable to Chase Paymentech, enter into agreements directly with Chase Paymentech. Chase Paymentech retains the exclusive right to accept and terminate a relationship with any merchant recommended by VPY. The Chase Agreement also contains certain restrictions on the merchants who can be referred to Chase Paymentech by VPY. VPY has agreed to not recommend the merchant services of any other payment processor for the term of the agreement.

Chase Paymentech has established rules and instructions for the marketing of its payment processing services by VPY. VPY is required under the Chase Agreement to provide support to merchants identified by VPY. VPY is required under the Chase Agreement to comply with the applicable rules established they the credit and debit card associations. VPY is also required to assist in ensuring merchant compliance by conducting site surveys if requested.

VPY is required to pay to Chase Paymentech fees for the use of its payment processing services by VPY and its recommended merchants. There is a minimum fee payable and an additional fee based on the number or value of transactions. Chase Paymentech pays VPY a portion of the fees it receives from merchants for providing the payment processing services. Chase Paymentech has the right to pass-through any cost increases it receives from card associations or other third party vendors, which may reduce the fees payable to VPY. Chase Paymentech is responsible for all uncollected merchant debt except where the debt has occurred within first six months of commencing processing for that merchant or as a result of the negligence or misconduct of VPY, in which case VPY is liable to reimburse Chase Paymentech.

The initial term of the Chase Agreement runs to January 8, 2012, and is automatically renewed thereafter for successive one year terms, unless terminated by either party. The Chase Agreement also terminates if Chase Paymentech's agreements with the card associations are terminated or if a card association will no longer accept VPY's registration. The Chase Agreement also contains termination provisions for cause, in the event of bankruptcy or insolvency, or any material adverse change in the business of VPY. If there is a transaction that will result in the sale of 50% of VPY's shares or assets, or any part of the payments due to VPY under the Chase Agreement, Chase Payment has been granted a right of first refusal to acquire the shares, assets or payments.

VPY's services include arranging for all POS terminal hardware and software for its merchant base. These POS terminals provide merchants the ability to accept EMV chip enhanced domestic and international credit and debit cards, accept radio frequency identification technology ("RFID") or PayPass or Paywave technology for micro-cap payments (i.e.: gas stations, supermarkets or other high traffic locations) and use digital signature capture terminals to mitigate fraud and reduce merchant rates. VPY sells or leases the POS hardware to the merchant, installs the terminal and provides training and systems support.

VPY has entered into a Master Lease Originator Agreement (the "Leasing Agreement") dated January 23, 2007 with Lease Finance Group LLC ("LFG"). LFG is an equipment finance company that is in the business of procuring leases of point of sale and other payment processing equipment. Under the Leasing Agreement, VPY and LFG have established a relationship under which VPY submits to LFG leases for point of sale and other payment processing equipment being used by VPY's customers. If LFG accepts the leasing opportunity provided by VPY, then LFG will pay to VPY a lump sum fee determined according to a formula agreed to by LFG and VPY. The lease for the equipment is entered into by LFG directly with the merchant customer of VPY. In certain circumstances, VPY is required to repurchase the equipment leased to a VPY customer. These circumstances include the merchant failing to make its first regularly scheduled installment payment on the leased equipment or if certain representations, warranties and covenants made by VPY to LFG in respect of the merchant customer are breached. The Leasing Agreement has no termination date but can be terminated by either party on notice to the other, except that VPY cannot terminate the agreement until September 23, 2011, other than for breach by LFG.

Payment Processing and Service Arrangements

After identifying a merchant that wishes to either commence accepting credit or debit card payments or to change its payments processing provider, and agreeing to the transaction fees to be paid by the merchant, VPY and its payment processing partner, Chase Paymentech, undertake the following:

  VPY oversees the sales, negotiation and application process and sends all paperwork to its partner Chase Paymentech for credit and risk analysis. Before submitting the merchant to Chase Paymentech, VPY will have completed a site visit and other due diligence procedures.

  Once a merchant's credit profile has been approved, Chase Paymentech enters into a merchant agreement directly with the merchant and, on behalf of VPY and at Chase Paymentech's expense, provides and deploys the requested point-of-sale equipment from an authorized and certified Canadian equipment company.

  The merchant then either purchases or leases the point-of-sale equipment from VPY. If the equipment is leased, VPY has an arrangement with Lease Finance Group to acquire ownership of the leased equipment and the related lease from VPY. Almost all point-of-sale leases are assigned by VPY under this arrangement.

  After the POS terminal has been programmed with the necessary banking and other merchant information and payment processing information, the point-of-sale equipment is shipped directly to the merchant. VPY monitors the equipment delivery and installs the equipment and trains the merchant in its use.

  For large customers, VPY provides regular support to ensure compliance within their merchant services agreement and the upkeep of their integrated point of sale check out systems and, if required, additional services such as infrastructure security design and audits, customized integration and design for third-party application integration and customized payment acceptance solutions.

Under the merchant agreement, which usually has a three year term, the merchant is approved for a set amount of monthly processing volume based on their approved credit. Similar to a line of credit at a bank, Chase Paymentech, as the underwriter, bears credit risk associated with a merchant account. When a chargeback occurs after funds have already been settled with a merchant, Chase Paymentech is required to reimburse the cardholder the amount of the chargeback. If Chase Paymentech is unable to collect the amount of the chargeback from the merchant (due to bankruptcy, fraud, closed bank account or similar) the loss is absorbed by Chase Paymentech. Under VPY's agreement with Chase, VPY bears no responsibility for chargebacks to Chase Paymentech except in the limited circumstances of VPY's negligence or there being an uncollected chargeback from a merchant within the first six months of the merchant agreement.

Pricing Strategy

The payment processing rates that VPY offers to its customers, and that are reflected in the agreements between the merchant and the payment processor, vary according to the merchant's annual volume, credit risk, desired payment acceptance method and other competitive factors. Credit card transactions are priced as a percentage of the transaction value and debit card transactions are currently charged on a per transaction basis.

Target Markets

VPY focuses its marketing efforts on industries in which its sales model is expected to be most effective and on merchants with certain key attributes. The most desirable merchant attributes include owners that are typically on location and interacting with customers, value the local sales presence provided by VPY, and those who consult with trade associations and other civic groups to make purchasing decisions.

VPY determines the markets it wishes to target based on the following criteria: (a) average potential customer revenue; (b) number of locations to be serviced; (c) underwriting risk, and (d) required technological upgrades. VPY characterizes its target merchants into the following categories:

  Small-Medium Businesses: process on average $250,000 in annual credit and debit card volume and usually require only one POS terminal to process transactions or will rely on a Virtual Terminal (online);

  Tier 1 Merchants: process on average $500,000 in annual credit and debit card volume and usually require on average two POS terminals;

  Tier 2 Merchants: process on average $1,500,000 in annual credit and debit card volume and usually require on average three POS terminals;

  Enterprise Level Merchants: process between $5 million and $50 million in annual credit and debit card volume and, depending on the merchant and number of locations may require from five to over 1,000 POS terminals;

  Industry Preferred (IP): preferred industries (due to high ticket volume and low risk) such as food services, gasoline and healthcare industries that process between $500,000 to over $50 million in annual credit and debit volume and, depending on the merchant and number of locations may require from one to over 20 POS terminals. As these merchants typically have lower credit and business risk than other merchants, IP merchants will typically receive a discount rate that is the lowest in the industry;

  Card-Not-Present and eCommerce Merchants: mail order, telephone order and Internet sites that process a minimum of $100,000 annually will be offered access to VPY's secure payment gateway. As the chargeback risk is somewhat higher in card-not-present environments, merchant rates will be higher. Existing card-present merchants who also conduct business online will be offered competitive tier rates as a value-add; and

  Customized Solutions for Large or Enterprise Merchants: large distributors, suppliers, chains and internet-oriented companies that do not meet the standard criteria for Card-Not-Present Merchants or that require a more complex and customized solution.

Other Services

In addition to its core credit and debit card processing business, VPY also provides value-added payment processing services which include the following:

  ERP Solutions: ERP (enterprise resource planning) Solutions offered by VPY are software programs designed to enhance the financial supply chain by integrating financial payment modules into ERP systems to help in completing the financial settlement process between suppliers and purchasers, using a variety of payment options - including electronic funds transfer, business-to-business credit-card payment acceptance (such as VersaCard), Interac, Online Bill Payments and other emerging payment acceptance methods.

  VersaEFT: The VersaEFT (electronic funds transfer) payment processing, integration and settlement gateway is a software program and proprietary closed data network that permits merchants to electronically invoice and complete payment and reconciliation directly from a simple website or by integrating their account payable/receivables into the VersaEFT system. This platform replaces the need for paper cheques at the consumer, small business and large enterprise level. It is offered to both online (as e-Check) and offline customers (standard monthly collection payments, daily payments, on-demand payments, etc.).

  VersaOne: VersaOne is a group of products offered to merchants on a bundled basis to allow a "single-view" into their financial supply chain for sales, inventory purchases from suppliers, payments from franchisees to corporate, all using existing banking and credit card system infrastructures to move/manage money between supplier/business and business/business. The product portfolio offers a group of financial services / technologies that are complementary to the core payment services and help layer additional services onto the core processing.

  VersaCard: VPY's proprietary stored-value card, the VersaCard, is an electronic currency or e-wallet solution that permits the cardholder to electronically access funds from a variety of sources to make payments in participating card-present and card-not-present environments. The VersaCard is primarily targeted at micro and small online merchants that may not necessarily require or qualify for a full credit payment processing service or wish to have more available payment options from a single provider. The VersaCard can be funded using EFT, credit-card, online bill payment, Interac Online or through any major Canadian bank.

  Stored Value and Related Payment Cards: VPY also assists merchants in providing their own stored value, loyalty and gift cards, and centralized value cards. Stored-value cards ("SVCs") are prepaid cards that may be used to purchase goods and services. This payment alternative can be used at any location that is connected to the clearing network(s), including online and POS locations. Proprietary loyalty cards also fall under the same category, allowing merchants to offer their own loyalty cards, which enhances the merchant's customer retention and increases brand identity.

  Related Professional Services: VPY also provides a number of professional services to compliment large merchant requirements such as statement preparation, e-commerce services, portfolio management, account acquisition, credit evaluation, risk management, customized solution development, large-scale deployment services and customer service.

VPY's Corporate Strategy

VPY's goal is to become a leader in the Canadian payment processing industry by offering all levels of business payment processing solutions - from the small home office businesses to enterprise level clients across Canada. It intends to achieve this goal by employing the following strategies:

1.        Leverage and add sales infrastructure to continue to penetrate the market. To meet the demands of growth and to fully penetrate the potential merchant-base available, VPY intends to continue to expand its sales infrastructure. Additions to sales infrastructure are expected to be accomplished by increasing VPY's sales force and by adding third party marketing partners and sales distribution channels. See "Part 8 - Information Concerning VPY - Sales Strategy".

2.        Partner with financial institutions to create value for their clients. VPY intends to pursue opportunities to partner with banks to provide their customers with a merchant services program. By accessing a bank referral channel, VPY believes this will lead to increased sales opportunities and market share.

3.        Capitalize on technology to integrate VPY's service offerings with those of value added resellers. VPY intends to building referral channels and relationships with technology vendors whose products and service offerings can be complemented by VPY's products and services. Establishing these relationships provides another marketing and sales channel for VPY.

4.        Expand suite of payment services. VPY plans to introduce new services to expand its relationships with existing clients and expand VPY's customer base. VPY is working to bring alternative payment methods used in other markets to the Canadian market and is also working to improve existing methods currently offered.

5.        As appropriate, acquire and consolidate other companies in the payment processing industry. VPY will consider acquisition opportunities if it determines that they have the potential to create value for shareholders.

6.        Roll out bundled financial products and service suites across Canada. By offering more products and services to the market that are related to its core services and bundling them at an appropriate price, VPY believes it will increase revenue and cash flows and assist in customer retention efforts. VPY believes that many customers would rather deal with a single vendor and receive discounts for bundled offerings rather than dealing with multiple vendors and be subject to non-bundled pricing.

Near Term Goals

The key objectives of VPY over the next 12 months are as follows:

  Continue to expand VPY's sales infrastructure, including the hiring of additional sales representatives and management, establishing new relationships with, and expanding existing relationships with third party sales organizations, and continue to expand VPY's relationships with third party organizations that can assist in the marketing of VPY's services;

  Make the necessary investment in hardware and software to continue to improve VPY's operating efficiency and enable it to offer new services to its customers;

  Continue to develop and build out VPY's proprietary financial technology solutions such as the VersaEFT and VersaOne; and

  Identify acquisitions in the Canadian market to further increase VPY's market presence and local customer service approach.

VPY believes that its current funds on hand and the proceeds of the Financing will be sufficient to meet these near-term goals. If such funds are not sufficient to achieve these goals, or VPY revises these goals in order to take advantage of promising business opportunities or to address challenges in or risks to its business, additional funding may be required.

VPY's Strengths

VPY has the following competitive strengths:

Providing enhanced, fully-bundled financial technology products. Working with its payment processing partners, VPY offers merchants both card-present and card-not-present processing options using the latest wired and wireless technology. The services offered cover credit and debit card processing, terminal provisioning, installation and training, customer support and field repair, management software that allows the merchant to monitor sales, returns and the ability to dispute charge-backs and that integrates sales information with back-office accounting and inventory systems. Pricing is based on services used and can be customized for each merchant. VPY's strong local presence in its key markets permits it to identify the needs of its merchants and design, integrate and deliver payment processing solutions that address individual customer needs at competitive rates.

VPY prides itself on ease of merchant integration, innovative technology, customized financial product-sets for larger customers and outstanding customer service and support. VPY is focussed on being an innovator in the payment industry through the development of new payment methods and the improvement of existing services. VPY is focused on using innovation to create a strategic advantage relative to other industry providers; helping to patent technology rights on newly developed payment methods so that VPY's services can be adopted by current payment providers to increase future revenue, and allow for new service offerings to grow at using the current merchant base as the foundation for delivering new service offerings.

A strategic business partnership with one of the world's largest payment processors. Chase Paymentech provides payment processing execution for VPY identified merchants. VPY does not currently operate or maintain any infrastructure necessary to process credit or debit card payments. Because Chase Paymentech underwrites VPY identified merchants to the credit card associations, VPY bears no risk of loss from fraud or other card charge-backs, except under limited situations. VPY's relationship with Chase allows VPY to operate on a fixed cost infrastructure with very little incremental expense per additional merchant added. As a result, VPY's incremental operating margin per transaction (or merchant added) is generally higher than the corporate operating margin.

A unique, leveraged, approach to sales and marketing. While VPY's sales are largely generated through its in-house sales force, VPY has also implemented a unique revenue sharing arrangement with indirect agents and referral networks. See "Part 8 - Information Concerning VPY - Sales Strategy". This arrangement, which is not, to the knowledge of VPY, offered by its competition, encourages and provides incentives to VPY's sales and marketing partners for the proactive marketing of VPY's products and services by its sales and marketing partners. VPY expects to continue to offer this revenue sharing to new partners and continues to be in discussions with a number of trade associations and businesses who have expressed interest in working with VPY.

Proprietary financial technology and middleware solutions. VPY has built customized payment solutions and services, integrating into ERP systems, customizing payment modules for POS vendors, connecting applications into bank systems and integrating into card issuance solutions to provide end-to-end management of the payment process.

A bundled, turn-key complimentary suite of secondary products that can assist the merchant with increased sales and customer retention. In addition to offering a competitive pricing platform for its core payment processing services, VPY offers value-added products to its merchants, not all of which are offered by VPY's competition. These products include stored value cards, eCommerce solutions and web-based reporting tools. By offering value added products to merchants, VPY's goal is to be viewed by its merchant customers as a partner who can assist them in increasing their sales, rather than just another vendor.

Assistance for merchants in managing risk. A strength of VPY's payment solutions resides in proprietary risk management expertise developed to reduce the inherently higher level of risk associated with processing credit card and debit payments. Risk management models are designed for each client and each transaction.

Sales Strategy

VPY has established a unique multi-sales channel approach which, VPY believes, sets it apart from its competitors. VPY relies upon the following six sales distribution channels:

Direct Sales: VPY primarily markets its services through its direct, in-house sales force, called Relationship Managers, who work exclusively with VPY. Our Relationship Managers have local merchant relationships and industry-specific knowledge that allows them to effectively compete for merchants. VPY believes that its bank owned competitors tend to rely primarily on independent sales agents, or ISOs, that often work for multiple payment processing companies.

VPY's compensation structure is designed to motivate its Relationship Managers to establish profitable long-term relationships with diversified merchants and create a predictable and recurring revenue stream for VPY. Compensation for Relationship Managers is entirely commission-based and sales are measured in terms of the net revenue VPY receives from the merchants. Relationship Managers are permitted to price accounts as they deem appropriate, subject to minimum revenue objectives. The Relationship Manager will receive a percentage of the net revenue generated from the merchant each month.

VPY also currently operates sales centers in Vancouver and Montreal and is planning to open an office in Toronto by the end of 2009. In addition to generating sales, the centers also provide technical integration, customer service and support. VPY's Vancouver office also houses the technology sales teams which develop and customize financial technology products for merchants.

Independent Sales Consultants. VPY has developed a program offered to independent sales consultants or companies to provide them with incentives to market VPY's services. These consultants do not receive a base salary but are paid a share of a merchant's residual income for as long as the merchant remains a client of VPY based upon the processing volume they refer. As such, there is a significant incentive to direct large volumes of merchants toward VPY's services. VPY generally enters into these arrangements with independent sales consultants in regions in which VPY does not maintain sales staff and these relationships are often exclusive.

Marketing Relationships with Third Parties. VPY has entered into a number of marketing relationships with trade associations, regional banks, franchises, VARs and suppliers who provide an opportunity for VPY to market its services to the members and client bases of these organizations. VPY will typically share with the marketing partner the revenue VPY receives from a merchant who is a member or client of one of the marketing partners when the merchant becomes a customer of VPY.

In the case of trade associations, like local boards of trade, VPY is promoted in their affinity programs as offering preferred rates to members. VPY is typically the number one affinity program amongst these organizations. These associations or agencies typically also make their membership lists available to our in-house sales group. In the case of community banks and credit unions that find it difficult to provide their merchant servicing personnel with the training and support they need to serve their customer base and to properly assess transaction risk, VPY enters into arrangements to service their merchant portfolios. Like the relationships with trade associations, VPY has established relationships with a number of franchisors, value-added resellers that sell complementary products and suppliers where VPY's services are endorsed and promoted to the franchisees or customers.

Competition

Payment processing companies range from small businesses operating with as little as two people, all the way up to multi-national companies that have thousands of employees. VPY has direct competitors in each of the card-present and card-not-present markets.

VPY's sales strategy is not focused on a single niche, rather it focuses on all merchants of all sizes in Canada. Accordingly, the only competitors VPY views as competition are the following:

Moneris. Moneris Solutions, Canada's largest processor of debit and credit card transactions, offers a single point of contact for VISA, MasterCard, American Express, Interac Direct Payment, and all point of sale solutions. Privately-held Moneris is owned by the Royal Bank of Canada and Bank of Montreal. VPY believes the main focus of Moneris is physical point of sale processing with only a small share of its business being internet-based transactions. Market share in Canada is approximated at 40% according to the most recently available industry data.

TD Merchant Services/First Data Corporation. TD Merchant Services and First Data Corporation operate under a partnership arrangement in Canada called the Payment Card Alliance. VPY understands the partnership operates in four markets: payment services (money transfer and bill payment services to consumers and businesses); merchant services (merchant and debit network acquiring and processing services); automated teller machine, processing and cheque verification and guarantee services; and standard card issuing services (credit, debit, private-label, loyalty, smartcard and debit network issuing).

Global Payments Inc. Global Payments is a publicly-traded transaction processor that offers worldwide electronic transaction processing services through proprietary information networks. These networks process billions of business and consumer payment card and money transfer transactions annually for customers in the United States, Canada, Europe and Latin America. Global Payments also provides comprehensive business-to-business, payment card and processing services, such as money transfer, cash management, financial electronic data interchange, management information and reporting services. VPY management believes that Global Payments focuses primarily on physical point of sale processing and, at this time, does not have the capability to offer Interac Online. Market share in Canada is approximated at 25% according to the most recently available industry data.

Elavon, Inc. Elavon is a US-based company which started out as NOVA Information Systems and euroConex. VPY management believes Elavon's market share in Canada is gained through their exclusive program with Costco Wholesale Canada Ltd. and American Express. It acquired InternetSecure in 2005 to gain additional presence in the e-commerce market in Canada. Elavon's website reports that it has over 1 million merchants across the world.

CollectivePOS. Collective Point of Sale Solutions, a subsidiary of publicly-traded Heartland Payment Systems, offers a complete line of merchant services, Visa, MasterCard and Interac merchant accounts, debit and credit card transaction processing and POS terminals. Before a controlling stake was acquired by Heartland Payment Systems in early 2008, Collective Point of Sale Solutions claimed to have a merchant base of 5,000 clients in Canada.

PayPal. PayPal, a subsidiary of publicly-traded eBay, enables any individual or business with an email address to send and receive payments online. PayPal's service builds on the existing financial infrastructure of bank accounts and credit cards and utilizes proprietary fraud prevention systems to create a safe, global, real-time payment solution.

Beanstream. Beanstream is a subsidiary of publicly-traded LML Payment Systems Inc. Beanstream is an ecommerce only provider. They provide payment and authentication services to nearly 1,500 active businesses in Canada, the United States and the United Kingdom. In addition, they have more than 150 resellers and sales agents.

Intellectual Property

VPY has intellectual property that consists of "know-how", trade secrets and proprietary financial technology. VPY does not have any patented technology but intends to file for patents within the next 12 months. VPY enters into confidentiality/non-disclosure agreements with its employees, independent contractors, and other third parties to protect its trade secrets and other proprietary property and information.

MasterCard is a registered trademark of MasterCard International, Incorporated; Visa is a registered trademark of Visa USA, Inc.; American Express is a registered trademark of American Express Company and Discover is a registered trademark of Novus Credit Services, Inc. All other trademarks mentioned in this Information Circular, which are not the property of VPY, are owned by their respective holders.

Employees

At the Information Circular Date, VPY had approximately 40 full-time employees. Of this total, approximately 35 are involved in sales and support and five are management, of which 4 focus their efforts on sales. None of the employees are unionized. Concurrent with the closing of the Qualifying Transaction VPY will be entering into employment agreements with Michael Gokturk (CEO), Patrick MacDonald (President), Bill McGill (CFO) and Kevin Short (CTO) that will replace the consulting agreements that are currently in place with these persons.

Facilities

VPY currently has the following facilities:

Location	Size	Use	Lease Details
Vancouver, British Columbia	4,443 square feet	Head office, enterprise sales, sales support, technology sales and support	Lease term ends in January, 2015
Montreal, Quebec	3,500 square feet	Sales centre, support and administration	Lease term ends in March, 2012
Toronto, Ontario	2,060 square feet	Sales centre and administration	Lease term ends in April, 2013

Material Contracts

VPY has entered into the following material contracts:

1.                The binding letter agreement entered into with JGC described under "Part 4 - Description of the Transactions - Introduction";

2.                The loan agreement entered into with JGC described under "Part 8 - Information Concerning VPY - JGC Loan".

VPY intends to enter into the Amalgamation Agreement immediately before the completion of the Amalgamation.

Copies of these agreements will be available for inspection at VPY's registered office, Suite 150 - 5585 Monkland Avenue, Montreal, Quebec H4A 1E1, during ordinary business hours until the Amalgamation Date and for a period of thirty days thereafter.

Legal Proceedings

VPY has not been the subject of a bankruptcy, receivership or similar proceedings, whether voluntary or otherwise, since incorporation. There have been no material reorganizations of VPY since incorporation. There are no pending legal claims against VPY.

The Payment Processing Industry

Overview

The payment processing industry provides merchants with credit, debit, gift and loyalty card and other payment processing services, along with related information services. VPY believes that the industry has grown rapidly in recent years as a result of wider merchant acceptance, increased same store sales, increased consumer use of bank cards and advances in payment processing and telecommunications technology. As more consumers utilize credit, debit and other electronic currencies in substitution for cash, the business of providing payment processing services will steadily increase.

Globally there were over 33 billion bankcard purchase transactions in 2000 and this number is expected to grow at 13% CAGR to over 142 billion transactions by 2012. In Canada, the payment processing industry transacted over $428 billion in 2008, about 9 per cent more than in 2007. Payment processors that are ahead of the technology curve and focused on efficient and innovative solutions may have an opportunity to gain and retain market share (Source: February 2009 issue of The Nilson Report (the "Nilson Report")).

According to the Nilson Report, Canadians completed 2.65 billion credit and debit card transactions, totalling over $428 billion in transaction volume in 2008, a 9.2% increase over 2007. The following table shows the number of credit and debit cards in circulation in Canada. (Source: the Nilson Report).

North Americans, especially Canadians, use credit cards or debit cards as their preferred method of payment when purchasing products at the point of sale, on the telephone or on the internet. According to the Nilson Report, approximately 90% of Canadian retail payments are made using a credit or debit card. Accordingly, virtually all merchants require the technological capacity to accept various forms of payment if they wish to remain competitive.

Traditionally, Canadian business owners could only turn to their bank to obtain payment processing solutions. However, in recent years, VPY believes this mentality has changed. In 2000, the Bank of Montreal and the Royal Bank of Canada merged their processing operations to form Moneris to more efficiently service their customers' payment needs. In 2001, Global Payments created marketing alliances with CIBC and National Bank. Since 2001, Chase Paymentech and the Bank of Nova Scotia, and TD Canada Trust and First Data Loan Corporation have each formed similar partnerships. Despite this consolidation in the industry, VPY believes there are significant structural and practical barriers that prevent new, non-bank parties from entering the payment processing business, including the need to secure a working relationship with a sponsoring bank and having sufficient capital to establish a meaningful presence in the marketplace.

Trends in the Marketplace

VPY believes there are a number of trends that are expected to have a positive impact on the growth of the payment processing industry (see also "Part 8 - Information Concerning VPY - Selected Consolidated Financial Information and Management's Discussion and Analysis - Outlook")

Card Transactions Increasing. According to the Nilson Report, Canadian card volumes are growing at approximately 9.2% per year. VPY believes that the growth in the uses and types of cards, the rapid growth of the internet, significant technological advances in payment processing such as contactless payments, mobile payments, and financial incentives offered by card issuers have contributed greatly to wider merchant acceptance of and increased consumer use of credit and debit cards. Merchant complimentary products such as pre-paid gift cards, loyalty cards, affinity cards and white label cards have also added to increased consumer demand.

Small and Mid-Tier Businesses Going Electronic. Small and mid-tier businesses are a vital component of the Canadian and global economies and VPY expects them to contribute to the increased use of credit and debit cards. The lower costs associated with credit and debit card payment methods, relative to cheques, are making payment processing services more affordable to a larger segment of the small business market. In addition, we believe these businesses are experiencing increased pressure to accept card payments in order to remain competitive and to meet consumer expectations. As a result, many of these small businesses are seeking to provide customers with the alternative to pay for merchandise and services using cards, including those in industries that have historically accepted only cash and cheques.

Government Agency and Business to Business Acceptance. Government agencies and the business-to-business markets have begun to provide customers with the ability to pay for merchandise and services using credit and debit cards (source: Industry Canada website; http://www.ic.gc.ca). For example, Provincial governments have begun accepting credit cards for government payments, such as motor vehicle fees, recreational services, parking fees and taxes, in order to reduce their costs of collecting and processing payments and to expedite the deposit of these payments. VPY believes that the growth in credit card and debit payments between businesses and the growing acceptance of cards as a payment method by governments represents an attractive market opportunity.

Improvements in Networking Technology and Compliance Requirements. At present, many large payment processors provide customer service and applications via legacy systems that VPY management believes, based on its experience in the industry, are difficult and costly to alter or otherwise customize. In contrast to these systems, recent advances in scalable and networked computer systems, such as distributed application architecture, often referred to as "client-server" systems, and relational database management systems, provide payment processors with the opportunity to deploy less costly technology that has improved flexibility and responsiveness. In addition, the use of fibre optic cables, high speed wireless data transfers and advanced switching technology further enhance the ability of payment processors to provide faster and more reliable service at lower per-transaction costs than previously possible.

VPY observes that advances in personal computers and point-of-sale terminal technology, including integrated cash registers and networked systems, have increasingly allowed merchants access to a greater array of sophisticated services at the point of sale and have contributed to the demand for such services. These trends have created the opportunity for payment processors to leverage technologies by developing business management and other software application products and services.

Point-of-sale terminals also must be compliant with the latest technology in credit card fraud mitigation. Smart card and microchip compliance that was introduced in the UK in 2005 and US in 2006 will also be required in Canada by 2015 (source: Interac website; www.ineracchip.ca). Accordingly, merchants using legacy systems will be required to migrate to compliant terminals prior to this date. By offering the latest in compliant terminals, VPY believes it will be able to capture additional market share from the under serviced small to mid-cap merchants.

Market Changes. Visa and MasterCard have recently become public companies. In addition, Interac is in the process of becoming a for-profit company. This change in corporate structures for the card associations has resulted in changes in fee structures paid by merchants. VPY believes, based on its review of the industry, that the changes in the associations' fee structures has drawn increased scrutiny to processing fees on the part of merchants, creating an opportunity for VPY to increase its market share.

Selected Consolidated Financial Information and Management's Discussion and Analysis

Overview

VPY is a payments services company that enables businesses to accept and process most major credit cards and debit cards. VPY assists businesses with the application to access the Canadian networks that process credit and debit card payments, the acquisition and installation of payment processing technology, and training and support for the card payment infrastructure, with payment processing being provided by VPY's payments partner, Chase Paymentech. See "Part 8 - Information Concerning VPY - VPY's Business".

VPY earns revenues from transaction and processing service fees, product sales and other, and VersaCard/EFT fees. Transaction and processing service fees, which are the largest category of revenues earned, are fees earned in connection with the processing of a credit or debit based transaction through a VPY's merchants' point of sale devices. Product sales and other revenues earned are related to the sale, lease or rental of point of sale devices. VersaCard/EFT fees are earned through administrative fees, fees associated with merchants funding their VersaCards, and fees resulting from the completing of a VersaCard or EFT transaction.

VPY's predecessor corporation, Western Pacific Acceptance Corp., was formed in late 2005 and management spent the majority of 2006 developing its business plan and organizing its business. Major revenue-generating operations did not begin until 2007. Accordingly, discussion of 2006 operating results is limited to those areas where notable expenditures were made.

This management discussion and analysis is supplemental to, and should be read in conjunction with, the financial statements of VPY set out in Schedule "C" hereto. All amounts are in Canadian dollars unless otherwise noted. The financial statements of VPY have been prepared in accordance with Canadian generally accepted accounting principles.

The following discussion and analysis contains forward-looking statements about VPY's plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and VPY's results could differ materially from the results anticipated by these forward-looking statements. See "Caution Relating to Forward-Looking Information". Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Part 6 - Risk Factors".

Selected Consolidated Financial Information

The following tables set out selected financial information for VPY for the years ended December 31, 2008, 2007 and 2006, as well as the six and three months ended June 31, 2009 and 2008, on a consolidated basis:

	Six and three months ended June 30 (unaudited)				Year ended December 31 (audited)
	2009		2008
	6 months	3 months	6 months	3 months	2008	2007	2006
Revenues
Transaction and processing service fees	$3,127,113	$1,711,526	$1,303,633	$804,554	$3,730,625	$490,681	-
Product sales and other	491,430	208,476	912,848	519,900	1,332,847	206,419	-
VersaCard/EFT fees	129,879	74,388	9,315	9,315	89,684	-	-
	3,748,422	1,994,390	2,225,796	1,333,769	5,153,156	697,100	-
Expenses:
Cost of services	2,034,189	1,102,100	927,788	552,056	2,656,978	404,683	-
Cost of products sold	506,234	184,010	842,215	448,989	1,013,794	171,081	-
VersaCard/EFT service costs	70,248	44,137	6,903	6,903	60,168	-	-
Amortization	39,160	19,754	36,791	20,405	76,233	22,895	1,545
Bad debts	4,952	4,952	-	-	50,000	-	-
Bank charges and interest	26,689	12,560	9,060	5,834	26,640	9,185	619
Consulting fees	280,400	139,888	291,707	160,446	583,106	490,425	31,741
Foreign exchange (gain) loss	210	210	(10,526)	-	(764)	5,182	-
General and administrative	93,370	59,391	107,183	61,760	180,120	150,057	4,849
Marketing and promotion	44,366	17,353	94,619	27,412	120,604	54,969	1,276
Professional fees	110,386	85,365	53,145	7,066	100,158	82,847	1,795
Rent and occupancy	99,758	54,471	96,424	58,229	189,095	130,707	17,645
Salaries and benefits	392,065	212,030	335,562	181,941	766,216	294,398	-
Stock-based compensation	202,925	202,925	504,938	435,475	1,088,994	1,244,545	-
Telecom and wireless connection fees	104,145	42,526	67,151	41,552	150,683	66,225	1,563
Travel	37,979	22,450	43,461	4,616	121,814	90,807	15,309
	4,047,076	2,211,616	3,411,399	2,012,684	7,183,839	3,218,006	(76,342)
Operating Income (Loss)	(298,654)	(216,726)	(1,185,603)	(687,915)	(2,030,683)	(2,520,906)	(76,342)
Other Income	-	-	4,812	1,479	4,982	47,277	-
Non-Controlling interest in Positive Inc.	6,076	(4,397)	1,284	5,218	(8,219)	-	-
Net Income (Loss)	$(292,578)	$(221,123)	$(1,179,507)	$(672,218)	$(2,033,920)	$(2,473,629)	$(76,342)
Net Income (Loss) per share and diluted per share	$(0.03)	$(0.03)	$(0.16)	$(0.09)	$(0.26)	$(0.41)	$(0.01)

	As at June 30	As at December 31
	2009	2008	2007	2006
Cash and cash equivalents	$520,847	$325,175	$527,381	$246,910
Total assets	$2,157,873	$1,075,821	$668,338	$260,608
JG Capital Loan	$225,000	$225,000	$-	$-
Total Liabilities	$1,777,958	$1,055,992	$166,362	$-

Years Ended December 31, 2008, 2007 and 2006

Transaction and Processing Service Fees

Transaction and processing services fees are earned by VPY for facilitating the processing of credit and debit card payments for our merchants. Revenues from transaction and processing service fees for the year ended December 31, 2008 increased to $3,730,625 from $490,681 in 2007, an increase of $3,239,944 or 660%. In addition to VPY's growth in merchant relationships, effective March 1, 2009, VPY's contractual arrangement with Chase Paymentech was renewed on terms that increased VPY's share of the total processing revenues generated by VPY's merchant clients.

Product Sales and Other

A portion of our product sales are related to the sale of point of sale devices that merchants require to process credit and debit payments. Product sales and other also includes equipment service revenues, revenues from the rental of wireless communication equipment and wireless transaction processing revenues. Revenues from product sales and other for the year ended December 31, 2008 increased to $1,332,847 from $206,419 in 2007, an increase of $1,126,428 or 546%. The increase in revenue in 2008 resulted from an increase in VPY's merchant relationships and the acquisition of 75% of Positive in February 2008.

VersaCard/EFT Fees

VersaCard/EFT fees are earned through the facilitation of electronic funds transfers on behalf of VPY's clients. Revenues from VersaCard/EFT fees for the year ended December 31, 2008 increased to $89,684 from nil in 2007. The increase in revenue in 2008 resulted from the commercial launch of the VersaCard/EFT product in second quarter of 2008.

Cost of Services

Cost of services is composed of fees that VPY pays to Chase Paymentech to provide processing services to its merchant clients. Cost of services for the year ended December 31, 2008 increased to $2,656,978 from $404,683 in 2007, an increase of $2,252,295 or 557%. The increase in cost of products sold in 2008 resulted from the increase in processing volumes due to a greater number of merchant relationships. The acquisition of Positive in second quarter of 2008 also increased VPY's cost of services.

Cost of Products Sold

Cost of products sold consists of the cost of point of sale terminals and related products, commissions paid to third party sales organizations and associations, the cost of delivering wireless payment processing, the cost of repairs and the cost of products that are required to deliver wireless point of sale payment services. Cost of products sold for the year ended December 31, 2008 increased to $1,013,794 from $171,081 in 2007, an increase of $842,713 or 493%. The increase in cost of products in 2008 resulted from and increase in the number of terminals sold to merchants in 2008 and also the acquisition of 75% of Positive in early 2008.

VersaCard/EFT Service Costs

VersaCard/EFT service costs for the year ended December 31, 2008 increased to $60,168 from nil. VersaCard/EFT service costs primarily consisted of Visa and Mastercard interchange fees. The increase in Versa/Card/EFT service costs in 2008 resulted from the launch of the VersaCard/EFT product in 2008.

Amortization

Amortization expense increased to $76,233 in 2008 from $22,895 in 2007, an increase of $53,338 or 233%. The increase in amortization is a result of an increase in VPY's fixed assets and the amortization of intangible assets related to the acquisition of 75% of Positive in early 2008.

General and Administrative Expenditures

General and administrative expenditures primarily consisted of expenses incurred to support VPY's sales and administration. General and administrative expenditures for the year ended December 31, 2008 increased to $180,120 from $150,057 in 2007, an increase of $30,063 or 20%. The increase in general and administrative expenditures in 2008 resulted from VPY's hiring additional management, staff and other expenses related to growing VPY's business activities.

Marketing and Promotion Expenditures

Marketing and promotion expenditures for the year ended December 31, 2008 increased to $120,604 from $54,969 in 2007, an increase of $65,635 or 119%. The increase in marketing and promotion expenditures in 2008 resulted from increased spending related to building VPY's brand and market presence.

Professional Fees

Professional fees primarily consisted of fees paid to outside accounting and legal advisors. Professional fees for the year ended December 31, 2008 increased to $100,158 from $82,847 in 2007, an increase of $17,311 or 21%. The increase in professional fees in 2009 resulted from costs related to VPY's going public transaction.

Consulting Fees

Consulting fees for the year ended December 31, 2008 increased to $583,106 from $490,425 in 2007, an increase of $92,681 or 19%. Consulting fees increased by $458,684 or 1,445% in 2007, from $31,741 for the year ended December 31, 2006. The increase in consulting fees in both periods resulted from an increase in the number of individuals in consulting relationships with VPY.

Rent and Occupancy

Rent and occupancy expenditures primarily consisted of rentals of our offices in Vancouver and Montreal. Rent and occupancy costs for the year ended December 31, 2008 increased to $189,095 from $130,707 in 2007, an increase of $58,388 or 45%. The increase in rent and occupancy expenditures in 2009 resulted from a move of VPY's Vancouver office to larger office space in June of 2008.

Salaries and Benefits

Salaries and benefits for the year ended December 31, 2008 increased to $766,216 from $294,398 in 2007, an increase of $471,818 or 160%. The increase in salaries and benefits in 2008 resulted from increasing our sales and administrative employees.

Stock-based Compensation

Stock-based compensation for the year ended December 31, 2008 decreased to $1,088,994 from $1,244,545 in 2007, a decrease of $155,551 or 12%. The decrease in stock-based compensation in 2008 resulted from fewer stock options vesting in 2008.

Other Expenditures

Other expenditures for the year ended December 31, 2008 increased to $348,373 from $171,399 in 2007, an increase of $176,974 or 103%. Other expenditures consist primarily of bad debts expense ($50,000 in 2008 versus nil in 2007), bank charges and interest ($26,640 in 2008 and $9,185 in 2007), foreign exchange ($764) in 2008 and $5,182 in 2007), telecom and wireless connection fees ($150,683 in 2008 and $66,225 in 2007) and travel ($121,814 in 2008 and $90,807 in 2007). The increase in bad debts is due to a write down in a receivable with one customer. The increase in bank charges and interest expense is largely due to the convertible debentures that were issued at the end of the second quarter of 2008 and interest on the JG Capital loan that was funded on November 8, 2008. The increase in telecom fees are largely a result of wireless terminals being deployed by VPY.

Other Income

Other income includes primarily interest earned on cash. Other income for the year ended December 31, 2008 decreased to $4,982 from $47,277 in 2007, a decrease of $42,295 or 89%. The decrease in other income in 2008 resulted from a lower cash balance earning a lower rate of interest.

Six and Three Months Ended June 30, 2009 and 2008

Transaction and Processing Service Fees

Revenues from transaction and processing service fees for the six months ended June 30, 2009 increased to $3,127,113 from $1,303,633 in 2008, an increase of $1,823,480 or 140%. For the three months ended June 30, 2009 transaction and processing revenues increased to $1,711,526 from $804,554 in 2008, an increase of $906,972 or 113%. The increase in transaction and processing service fees in 2009 versus 2008 resulted from VPY's continued sales and marketing initiatives. In addition to our growth in merchant relationships, effective March 1, 2009, VPY's contractual arrangement with Chase Paymentech was renewed on terms that increased VPY's share of the total processing revenues generated by its merchant clients.

Product Sales and Other

A significant portion of VPY's product sales are related to the sale of point of sale devices that merchants require to process credit and debit payments. Product sales and other also includes equipment service revenues, revenues from the rental of wireless communication equipment and wireless transaction processing revenues. Revenues from product sales and other for the six months ended June 30, 2009 decreased to $491,430 from $912,848 in 2008, a decrease of $421,418 or 46%. For the three months ended June 30, 2009, revenues from product sales and other decreased to $208,476 from $519,900 in 2008, a decrease of $311,424 or 60%. The decrease in product sales and other is largely attributable to a significant deployment of point of sale terminals to one large client in the first half of 2008.

VersaCard and VersaEFT Fees

Revenues from VersaCard/EFT fees for the six months ended June 30, 2009 increased to $129,879 from $9,315 in 2008, an increase of $120,564 or 1,294%. For the three months ended June 30, 2009 these VersaCard and VersaEFT fees increased to $74,388 from $9,315 in 2008, an increase of $65,073 or 699%. The increase in VersaCard and VersaEFT fees in 2009 resulted from the beta-deployment of this system in the second quarter of 2008 to a few select clients.

Cost of Services

Cost of services for the six months ended June 30, 2009 increased to $2,034,189 from $927,768 in 2008, an increase of $1,006,421 or 108% In addition, cost of services for the three months ended June 30, 2009 increased to $1,102,100 from $552,056 in 2008, an increase of $550,044 or 100%. Cost of services is composed of fees that we pay to Chase Paymentech to provide processing services to our merchant clients. These costs vary with the number of merchants that VPY provides processing services to and the dollar volume of transactions that are processed by VPY's merchant clients. Accordingly, this cost item generally rises as VPY's number of merchant clients and the total dollars processed by those merchant increases. In addition, the change in VPY's contractual relationship with Chase Paymentech also increased VPY's share of cost of services.

Cost of Products Sold

Cost of products sold consists of the cost of point of sale terminals and related products, commissions paid to third party sales organizations and associations, the cost of delivering wireless payment processing, the cost of repairs and the cost of products that are required to deliver wireless point of sale payment services. Cost of products sold for the six months ended June 30, 2009 decreased to $506,234 from $842,215 in 2008, a decrease of $335,981 or 40%. Cost of products sold for the three months ended June 30, 2009 decreased to $184,010 from $448,989 in 2008, a decrease of $264,979 or 59%. The decrease in cost of products resulted largely from a lower number of terminals sold in the six months ended June 30, 2009 versus the same period in 2008.

VersaCard/EFT Costs

VersaCard/EFT costs consist of fees paid to credit card associations such as Visa and MasterCard and bank fees directly related to the VersaCard/EFT product. For the six months ended June 30, 2009, VersaCard/EFT costs increased to $70,248 from $6,903, an increase of $63,345 or 918%. For the three months ended June 30, 2009, VersaCard/EFT costs increased to $44,137 from $6,903 in 2008, an increase of $37,234 or 539%.

Rent and Occupancy

Rent and occupancy costs for the six months ended June 30, 2009 increased to $99,758 from $96,424 in 2008, an increase of $3,334 or 3%. Rent and occupancy expenditures primarily consisted of rentals of our offices in Vancouver and Montreal. The increase in rent and occupancy expenditures in 2009 resulted from a move of VPY's Vancouver office to larger office space in June of 2008. For the three months ended June 30, 2009 rent and occupancy decreased to $54,471 from $58,229 in 2008, a decrease of $3,758 or 6%. The decrease in rent and occupancy expenditures for the three months ended June 30, 2009 resulted from a brief period in June of 2008 in which VPY did not have a lease payment obligation in Vancouver.

General and Administrative Expenditures

General and administrative expenditures for the six months ended June 30, 2009 decreased to $93,370 from $107,183 in 2008, a decrease of $13,813 or 13%. For the three months ended June 30, 2009 general and administrative expenditures decreased to $59,391 from $61,760 in 2008, a decrease of $2,369 or 4%. General and administrative expenditures consist of all expenses, other than compensation, that relate to the administrative and information technology support for our sales operation. The decrease in general and administrative expenditures in 2009 resulted from management's increased focus on expense control.

Marketing and Promotion Expenditures

Marketing and promotion expenditures for the six months ended June 30, 2009 decreased to $44,366 from $94,619 in 2008, a decrease of $50,253 or 53%. For the three months ended June 30, 2009 marketing and promotion expenditures decreased to $17,353 from $27,412 in 2008, a decrease of $10,059 or 37%. The decrease in marketing and promotion expenditures in 2009 resulted from a cost control initiative undertaken by management that saw a reduction in the number of staff and outsourced work related to marketing and promotion.

Consulting Fees

Consulting fees for the six months ended June 30, 2009 decreased to $280,400 from $291,707 in 2007, a decrease of $11,307 or 4%. For the three months ended June 30, 2009 consulting fees increased to $139,888 from $160,446 in 2007, a decrease of $20,558 or 13%. Consulting fees primarily consisted of fees paid to senior managers of VPY. The decrease in consulting fees in the three months ended June 30, 2009 resulted from fewer senior managers being employed by VPY as part of a cost control initiative.

Salaries and Benefits

Salaries and benefits for the six months ended June 30, 2009 increased to $392,065 from $335,562 in 2008, an increase of $56,503 or 17%. Salaries and benefits for the three months ended June 30, 2009 increased to $212,030 from $181,941 in 2008, an increase of $30,089 or 17%. Salaries and benefits primarily consisted of wages and benefits paid to sales, operations and administrative staff. The increase in salaries and benefits in 2009 resulted from increased hires in the sales and operations departments across all VPY's offices.

Stock-based Compensation

Stock-based compensation for the six months ended June 30, 2009 decreased to $202,925 from $504,938 in 2008, a decrease of $302,013 or 60%. For the three months ended June 30, 2009 stock-based compensation decreased to $202,925 from $435,475 in 2008, a decrease of $232,550 or 53%. Stock-based compensation primarily consisted of options offered to new and existing employees of VPY. The decrease in stock-based compensation in 2009 resulted from a decrease in the number of options that vested in the first six months of 2009 year to date.

Professional Fees

Professional fees primarily consisted of fees paid to outside accounting and legal advisors. Professional fees for the six months ended June 30, 2009 increased to $110,386 from $53,145 in 2008, an increase of $57,241 or 108%. Professional fees for the three months ended June 30, 2009 increased to $85,365 from $7,066 in 2008, an increase of $78,299 or 1,108%. The increase in professional fees in 2009 resulted from costs related to VPY's going public transaction.

Other Expenditures

Other expenditures for the six months ended June 30, 2009 increased to $173,985 from $109,146 in 2008, an increase of $64,839 or 59%. Other expenditures consist primarily of bank charges and interest ($26,689 in 2009 and $9,060 in 2008), bad debts ($4,952 in 2009 and nil in 2008) foreign exchange ($210 in 2009 and $(10,526) in 2008), telecom and wireless connection fees ($104,145 in 2009 and $67,151 in 2008) and travel ($37,989 in 2009 and $43,461 in 2008. The increase in bank charges and interest expense is largely due to the convertible debentures that were issued at the end of the second quarter of 2008 and interest on the JGC Loan that was funded on November 8, 2008. The increase in telecom fees are primarily a result of wireless terminals being deployed by VPY.

Other expenditures for the three months ended June 30, 2009 increased to $82,698 from $52,002 in 2008, an increase of $30,696 or 59%. Other expenditures consist primarily of bank charges and interest ($12,560 in 2009 and $5,834 in 2008), bad debts ($4,952 in 2009 and nil in 2008) foreign exchange ($210 in 2009 and $nil in 2008), telecom and wireless connection fees ($42,526 in 2009 and $41,552 in 2008) and travel ($22,450 in 2009 and $4,616 in 2008). The increase in other expenditures was driven largely by an increase in interest and an increase in travel expense. The increase in bank charges and interest expense is largely due to the convertible debentures that were issued at the end of the second quarter, 2008. The increase in VPY's travel expense in the quarter is largely due to increased travel during the quarter.

Liquidity

Cash and cash equivalents totalled $520,847 as at June 30, 2009 and $325,175 as at December 31, 2008. Pro forma for the completion of the Qualifying Transaction, and before the private placement discussed below, working capital was approximately $193,279 as at June 30, 2009. See Schedule "D" - Pro Forma Financial Statements of the Resulting Issuer.

VPY is expecting to raise approximately $1.85 million (after Agent's fees and expenses) by way of a private placement of equity securities to be completed concurrently with the closing of the Qualifying Transaction. The net proceeds of this offering, along with the working capital on hand, are expected to be sufficient to fund the next phase of VPY's business plan. Based on VPY's current business plan, management does not believe it will require additional investment capital. However, if VPY becomes subject to an unforeseen liability or if management identifies additional projects that it believes will create value for shareholders, VPY may need to raise additional capital through the issue of equity or debt. There can be no assurance that VPY will be able to raise these additional funds, in which case VPY may not be able to continue to develop its business or may be required to modify its business plans.

For the year ended December 31, 2008, as compared to the year ended December 31, 2007,

  operating activities used cash of $725,778 in the year ended December 31, 2008 compared to using cash of $1,110,490 in the same period of 2007. The decrease in cash used in operating activities was driven by an improvement in earnings and a reduced investment in working capital. VPY's net loss for the year ended December 31, 2008 was ($2,033,920) compared to a loss of ($2,473,629) for the same period in 2007. VPY's investment in working capital decreased by $134,696 for the year ended December 31, 2008. This figure compares to a decrease in working capital of $95,699 for the same period in 2007.

  financing activities generated cash of $822,415 for the year ended December 31, 2008, compared to an increase in cash from financing activities of $1,470,453 in the year ended December 31, 2007. The change in cash from financing activities in 2008 relates to a combination of cash raised through borrowings from JG Capital ($225,000), the issuance of share capital ($443,625), the issuance of convertible debentures ($160,000) offset by capital lease payments ($6,210). Cash raised from financing activities in the twelve months ended December 31, 2007 was composed exclusively of cash raised through the issuance of share capital.

  investing activities used cash of $298,843 in the twelve months ended December 31, 2008 compared to a use of cash of $79,492 in the same period in 2007. The increase in cash used in investing activities is due to the acquisition of 75% of Positive which more than offset the decrease in capital expenditures in 2008 compared to 2007.

For the six months ended June 30, 2009, as compared to the six months ended June 30, 2008,

  operating activities used cash of $192,785 in the six months ended June 30, 2009 compared to using cash of $423,228 in the same period of 2008. The decrease in cash used in operating activities was driven by an improvement in earnings that more than offset VPY's increased investment in working capital. VPY's net loss for the six months ended June 30, 2009 was $292,785, compared to a loss of $1,179,507 for the same period in 2008. VPY's investment in working capital increased by $136,216 for the six months ended June 30, 2009. This figure compares to a decrease in working capital of $215,834 for the same period in 2008. The increased investment in working capital was largely driven by VPY's overall increase in sales and operating expenses and a significant payment to a large supplier to VPY.

  financing activities generated cash of $410,318 for the six months ended June 30, 2009, compared to an increase in cash from financing activities of $461,633 in the six months ended June 30, 2008. The decrease in cash from financing activities relates largely to an increase in the cash raised from the issuance of common shares to $415,816 from $302,507 which was offset by a reduction in the issuance of convertible debentures from $160,000 in the six months ended June 30, 2008 to nil in 2009.

  investing activities used cash of $21,861 in the six months ended June 30, 2009 as compared to using cash of $294,139 in the same period in 2008. The decrease in cash used in investing activities is due to a decrease in capital expenditures in the six months ended June 30, 2009 to $21,861 versus $54,139 in 2008 and a reduction in the cash used to purchase Positive Inc. from $240,000 to nil in 2009.

For the three months ended June 30, 2009, as compared to the three months ended June 30, 2008,

  operating activities used cash of $422,403 compared to using cash of $226,153. The increase in cash used in operating activities was driven by an improvement in earnings that was more than offset by an increased investment in working capital. VPY's net loss for the three months ended June 30, 2009 was $221,123, compared to a loss of $672,218 for the same period in 2008. VPY's investment in working capital increased by $428,356 for the three months ended June 30, 2009. This figure compares to an increase of $4,597 for the same period in 2008. The increase in investment in working capital was largely driven by VPY's overall increase in sales and a reduction in the amount owning to a large supplier to VPY.

  financing activities generated cash of $406,724 for the three months ended June 30, 2009, compared to an increase in cash from financing activities of $334,126 in the three months ended June 30, 2008. The increase in cash provided in financing activities relates largely to an increase in the cash raised from the issuance of common shares from $175,000 to $409,724 which more than offset a reduction in the issuance of convertible debentures from $160,000 in 2008 to nil in 2009.

  investing activities used cash of $16,846 in the three months ended June 30, 2009 as compared to using cash of $43,272 in the same period in 2008. The increase in cash used in investing activities is primarily due to an increase in capital expenditures in three months ended June 30, 2009 to $16,846 versus $3,272 in 2008 that was more than offset by a reduction in the cash used to purchase Positive (from $40,000 to nil).

Capital Resources

Capital Leases

On May 7, 2008, VPY entered into a lease with Gearbulk Shipping Canada Ltd. (the "Capital Lease"). Pursuant to the Capital Lease, VPY shall pay $1,296 per month until January 30, 2009. At the end of the lease, the furniture will become property of VPY without any additional payments. The lease bears interest at 6% per annum.

JGC Loan

JGC loaned VPY $225,000 on November 8, 2008 (the "JGC Loan"). The JGC Loan accrues interest at a rate of 6% per annum, and is payable upon demand by JGC in the event that the Qualifying Transaction does not occur. If the Qualifying Transaction does occur, the JGC Loan will be considered null and void, and the $225,000 principal and all accrued interest will not have to be repaid. The JGC Loan has a general security agreement over all of VPY's assets and property.

Convertible Debentures

As at June 30, 2009, VPY had $120,000 of convertible debentures outstanding. The full amount outstanding was repaid after the end of the quarter.

Commitments and Contractual Obligations

The following table lists contractual obligations as at June 30, 2009. VPY expects to fund these expenditures out of working capital.

Summary of Contractual Obligations as at June 30, 2009

	Payments Due by Period
	Total	Within 1 Year	1-3 years	3-5 years	More than 5 Years
Accounts payable and accrued liabilities	$489,414	$489,414	-	-	-
Funds due to merchants	857,556	857,556	-	-	-
Convertible debentures	120,000	120,000	-	-	-
JG Capital loan	225,000	225,000	-	-	-
Obligations under capital lease	86,827	15,551	31,102	31,102	9,072
Total	$1,854,454	$1,783,180	$31,102	$31,102	$9,072

Outlook

More consumers are beginning to use card-based and other electronic payment methods for purchases at an earlier age. The number of university/college students who have credit cards has grown from 67% in 1998 to 83% in 2001 and the prevalence of credit cards among these students is also reflected in the increased average number of cards held, from 3 cards in 2000 to 4.3 cards in 2001. (Source: U.S. Senate Committee on Banking, Housing, and Urban Affairs, Hearing on "The Importance of Financial Literacy Among College Students", Prepared Statement on September 5, 2002.)

As these consumers who have experience with card products, technology and the internet enter the workforce, VPY management expects that purchases using card-based payment methods will comprise an increasing percentage of total consumer spending. This will represent the continuation of a trend that has been in place for the last decade. VPY believes that consumers and businesses are continuing to use card-based (cashless) payments and as more businesses accept card payments as well as use card payments themselves to purchase goods and services, the number of transactions will inherently increase. Since VPY's revenue is based on increased credit card usage as well as increased transactions, VPY believes it will benefit from this trend in both card payments as well as electronic payments.

Additionally, with the recent entry of Visa and MasterCard into the Canadian debit card market, there is a new revenue potential and usage potential for PIN-less and PIN-based credit cards that works to VPY's advantage. In the past, the need to process debit transactions on a proprietary, bank-operated network called Interac was a necessity - this precluded any non-member from offering advanced solutions due to the rigidity of the network and its management/operating structure being governed by the big banks. Now, an opportunity to introduce debit-products and services already available to US and EU customers can be extended into Canada - VPY can take an active part in leading new-to-Canada technologies into the marketplace based on tried-and-true product/service offerings that were a success in other markets of the global card brands.

By virtue of the entrance of Visa/MasterCard into the Canadian debit card market as of Q4-2009, Interac has been forced to consider restructuring into a 'for-profit' corporation which is not operated by the big banks. The benefit to VPY is that moving into a for-profit entity - Interac is now actively looking for non-bank membership and solutions that can utilize their network. This presents VPY with the largest network in Canada for payment services, and all payment processors (and their devices) are currently connected to this network as a medium to offer new products and services to all Canadians and merchants alike.

Another bank service that is currently extremely difficult to use and limited only to businesses right now is EFT or electronic funds transfer service. This service allows businesses the ability to debit their customers bank accounts directly for payments due to them, but is antiquated and is slow. No consumer-to-consumer function existed until a new product called Interac-Online was recently introduced that facilitates bank-to-bank transfers for consumers. The limitation is in the amount you may transfer and that both the recipient and sender must be with a participating bank, right now limited to a few of the big banks. VPY's ability to address the inefficiency in bank-based EFT system as well as roll out consumer friendly products should increase acceptance for VPY's EFT products and services.

VPY management believes with the culmination of recent events in the payments industry, the opening to improve on existing financial technology and implement new financial technology into the Canadian marketplace is prime. With the creation of a user-friendly, social-network aware payment service that combines the strength of core banking features such as EFT with the ease of use and acceptance of credit-cards and with the same accessibility to cash as a physical debit card capable of accessing funds from any ATM or anywhere Interac or MasterCard is accepted.

By combining many disparate solutions into a singular merchant services / customer offering, VPY believes these trends will have a positive impact on VPY's growth and future performance.

Off-Balance Sheet Arrangements

As of June 30, 2009, VPY did not have any off-balance sheet arrangements.

Transactions with Related Parties

During the three years ended December 31, 2008 and the six month period ended June 30, 2009, the following related party transactions occurred:

Consulting Fees

During the year ended December 31, 2008, VPY paid consulting fees of $384,444 to certain shareholders of VPY. 100% of these fees paid in 2008 and 2007 were paid pursuant to consulting agreements between certain members of management and VPY.

During the six months ended June 30, 2009, VPY paid consulting fees of $237,251 to certain shareholders of VPY. 100% of these fees were paid pursuant to consulting agreements between certain members of management and VPY.

Professional Fees

During the year ended December 31, 2008, VPY paid $11,796 in professional fees to a company owned by a director of VPY and $7,487 to a shareholder of VPY. During the six months ended June 30, 2009, VPY paid $415 in professional fees to a company owned by a director of VPY and $13,176 to a shareholder of VPY.

Convertible Debentures

Between June 25, 2008 and July 25, 2008, VPY issued three secured convertible debentures totalling $160,000. $110,000 of these debentures were held by certain shareholders of VPY. The debentures paid interest of 15% per annum. The maturity date for $120,000 of the debentures was June 25, 2009 and the maturity date of the remaining $40,000 of debentures was July 25, 2009. The debentures maturing on June 25, 2009 were repaid in full at maturity. The debentures were secured by a fixed and floating charge on all of VPY's present and after-acquired property. All of the debentures are convertible into common shares at the discretion of the holder at any time between the maturity date and prior to repayment of all principal and accrued interest. The conversion price was the price paid per common share in the case of a liquidity event, and $0.75 per share in any other event. The conversion options, being equity components, belonging to these debentures had nominal fair value.

Significant Accounting Policies

Revenue Recognition

Revenue from transaction and processing services are recognized when the related service has been rendered, the fee is fixed or determinable and collectability is reasonably assured.

Revenue from the sale of POS terminals and other tangible items are recognized when persuasive evidence of an agreement exists, delivery has occurred, price is fixed or determinable, collection of the resulting receivable is deemed probable, and no other significant vendor obligation exists. Generally, these conditions are met when the POS terminals or other tangible items are delivered.

Revenue from the VPY's VersaCard/EFT ("VCEFT") services is derived from one-time set-up fees, monthly gateway fees, and transaction service fees. Gateway fees are monthly subscription fees charged to the VCEFT merchant customers for the use of the VPY's payment gateway. Gateway fees are recognized in the period in which the service is provided. Set-up fees represent one-time charges for initiating the VCEFT services and are recognized rateably over the estimated life of the merchant relationships. Transaction service fees are recognized in the period in which the transactions occur.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates are made in the valuation of accounts receivable, the allocation of intangible assets and goodwill arising from the acquisition of Positive, in the determination of the useful lives of equipment and intangible assets, the recoverability of future income tax assets, the factors used in the fair value model to calculate stock-based compensation, and fair value assumptions used in the liability and equity components of the convertible debt.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid debt instruments purchased with a maturity of three months or less at the date of purchase.

Inventory

Inventory consisting of POS terminals and wireless modems is valued at the lower of cost, determined on a first-in first-out basis, and net realizable value.

Equipment

Equipment is recorded at cost less accumulated amortization and is amortized over their estimated useful lives at the following annual rates and methods:

Computer	30%	declining balance basis
Office furniture	20%	declining balance basis

VPY performs impairment tests on equipment when events or changes in circumstances indicate that the carrying amounts may not be recoverable . An impairment loss, if any, is determined as the excess of the carrying value of the asset over its estimated fair value, and is charged to net loss for the year.

Leases

Leases are classified as either capital or operating. Leases which substantially transfer all of the benefits and risks of ownership, are accounted for as capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. At the inception of a capital lease, an asset and an obligation is recorded at an amount equal to the lesser of the present value of the future minimum lease payments and the asset's fair value at the beginning of such lease.

Intangible Asset

VPY's intangible asset consists of the value attributed to customer relationships as part of the acquisition of Positive. The customer relationships are amortized straight-line over five years.

VPY management annually assesses the carrying value of intangible assets by considering current operating results, trends and prospects to indicate whether there is an impairment in the carrying value. If impairment is indicated, a comparison is made of the asset's net book value to its undiscounted cash flows. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment charge is measured and based on discounted cash flows. Future cash flows are estimated based on estimated future margins of the services related to the customer relationships.

Goodwill

Goodwill is the amount by which the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired less liabilities assumed, based on estimated fair values. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate the value of the asset might be impaired. If goodwill is determined to be impaired, the value of the goodwill would be reduced to its estimated fair value.

Convertible Debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for temporary differences between the financial statement carrying value and the tax basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes, only if it is more likely than not they can be realized.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in net loss in the period during which the change in rates is considered to be substantially enacted. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Foreign Currency

The functional and reporting currency of VPY is Canadian dollars. Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary items are translated at their historic exchange rates. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in the determination of net loss for the year.

Stock-Based Compensation Plans

VPY accounts for the granting of stock options and direct awards of stock to employees and non-employees using the fair value method whereby all awards to employees and non-employees will be recorded at fair value of each stock option at the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to share capital.

Income (Loss) Per Share

The computation of basic earnings (loss) per share uses the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflect the potential dilution that would occur if stock options were exercised and debentures converted. VPY applies the if-converted method for convertible debentures which assumes conversion into common shares outstanding since the beginning of the year. VPY uses the treasury stock method for outstanding options which assumes that all outstanding stock options with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase VPY's common shares at the average market price during the year.

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are initially measured in the consolidated balance sheet at fair value. Transaction costs are included in the carrying amounts of financial instruments measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income; loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method.

Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive income or losses which refers to unrealized gains and losses that under Canadian GAAP are excluded from net loss. VPY does not currently engage in any transactions that would result in the reporting of accumulated other comprehensive loss.

Changes in Accounting Policies

Effective January 1, 2008, VPY adopted the following new accounting standards:

General Standards

The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1400, General Standards of Financial Statements, requires management to make an assessment of VPY's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon VPY's ability to continue as a going concern.

Capital Management

CICA Handbook Section 1535, Capital Disclosures, requires VPY to disclose information about its objectives, policies and processes for the management of its capital.

Financial Instruments - Recognition and Management

CICA Handbook Section 3862, Financial Instruments - Disclosure, requires the disclosure of information with regard to the significance of financial instruments for VPY's financial position and performance, and the nature and extent of risk arising from financial instruments to which VPY is exposed during the period and at the balance sheet date, and how VPY manages those risks.

CICA Handbook Section 3863, Financial Instruments - Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which assets and liabilities are offset. The adoption of CICA Handbook Section 3863 did not impact VPY's consolidated financial statements.

Inventories

CICA Handbook Section 3031, Inventories, replaces Section 3030, of the same name. It provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as expense, write-downs and the amount of any reversal of any write-downs.

Recent Accounting Pronouncements

(a)        CICA Handbook Section 3064 "Goodwill and Intangible Assets," which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems, licenses, intellectual property, market knowledge and trademarks. Section 1000 - Financial Statement Concepts was also amended to provide consistency with this new standard. These sections are applicable to fiscal years beginning on or after October 1, 2008.

(b)        CICA Handbook Section 1582 "Business Combinations," which will replace Section 1581 of the same name. This Section establishes revised standards for the accounting for a business combination, which are aligned with International Financial Reporting Standards on business combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period under IFRS. This new standard is applicable to fiscal years beginning on or after January 1, 2011.

(c)        The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 will also be permitted. Implemented IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an effect on taxes, contractual commitments involving GAAP-based clauses, long-term employee compensation plans and performance metrics. Accordingly, if VPY becomes a publicly accountable enterprise and develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge engaged to ensure the timely conversion to IFRS.

Financial Instruments

For certain of VPY's financial instruments, including cash and cash equivalents, funds held for merchants, accounts receivable, accounts payable and accrued liabilities, funds due to merchants, convertible debentures and JG Capital loan, the carrying amounts approximate fair values due to their short term nature. The carrying value of obligations under capital lease approximates the fair value based on the discounted cash flows at market price.

VPY has classified its financial instruments as follows:

Cash and cash equivalents Funds held for merchants Receivables Accounts payable and accrued liabilities Funds due to merchants Convertible debentures JG Capital loan	Held for trading Held for trading Loans and receivables Other liabilities Other liabilities Other liabilities Other liabilities

The carrying value and fair value of financial instruments as at June 30, 2009 and December 31, 2008 are summarized as follows:

	June 30, 2009		December 31, 2008
	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Held-for-trading	1,378,403	1,378,403	339,984	339,984
Receivables	398,771	398,771	342,776	342,776
Held-to-maturity	-	-	-	-
Available-for-sale	-	-	-	-
Other liabilities	1,691,070	1,691,070	966,503	966,503

Financial instruments risk, exposure and management:

VPY has exposure to the following risks from its use of financial instruments: credit risk, market risk, and liquidity risk.

(a)        Credit Risk

The only financial instruments that potentially subjects VPY to concentrations of credit risk are its accounts receivable, cash and cash equivalents, and funds due to merchants. Management is of the opinion that any risk of accounting loss on accounts receivable is significantly reduced due to the financial strength of VPY's major customers. All of the cash and cash equivalents and funds due to merchants are held with Canadian chartered banks. As at June 30, 2009 three (December 31, 2008 - three) customers represented 77% (December 31, 2008 - 85%) of the accounts receivable balance. For the three months ended June 30, 2009 two (June 30, 2008 - two) customers represented 87% (three months ended June 30, 2008 - 78%) of total revenue. For the six months ended June 30, 2009 two (June 30, 2008 - two) customers represented 88% (six months ended June 30, 2008 - 71%) of total revenue. VPY has good credit history with these customers and the amounts due from them are generally received as expected. Provisions for doubtful accounts are made on an account by account basis.

The carrying amounts of accounts receivable, cash and cash equivalents, and funds due to merchants represent the maximum credit exposure. The maximum exposure to credit risk in terms of accounts receivable as at June 30, 2009 and December 31, 2008 was:

	June 30 2009 $	December 31 2008 $
Accounts receivable - gross balance	429,399	392,776
Allowance for doubtful accounts	(30,628)	(50,000)
Accounts receivable - carrying value	398,771	342,776

The aging of the accounts receivable as at June 30, 2009 and December 31, 2008 was:

	June 30 2009 $	December 31 2008 $
Current	303,821	174,267
Past due (31-60 days)	38,819	13,921
Past due (61-90 days)	12,403	16,376
Past due greater than 90 days	74,356	188,212
Accounts receivable - gross balance	429,399	392,776

(b)       Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange risks and interest rates which affect VPY's income or the value of its financial instruments.

(i)        Foreign exchange risk

VPY is exposed to minimal foreign exchange risk as VPY had only a nominal balance of net assets denominated in US dollars as at June 30, 2009.

(ii)        Interest rate risk

VPY is exposed to minimal interest rate risk as the interest bearing debt (convertible debentures and JGC Loan) is fixed.

(c)        Liquidity risk

Liquidity risk is the risk that VPY will not be able to meet its financial obligations as they fall due. VPY's approach to managing liquidity risk is to ensure that it will have sufficient working capital and cash flow generated from operations to fund the operations and settle debt and liabilities when due. All of VPY's financial liabilities, other that the convertible debentures, JGC Loan and capital lease obligations have contractual maturities of less than 45 days.

The Table below provides a summary of the contractual obligations and payments related to financial liabilities due as at June 30, 2009. The amounts disclosed are the contractual undiscounted cash flows:
	Payments due by year ending June 30
Contractual Obligations	Total $	Less than one year $	1 to 3 years $	4 to 5 years $	After 5 years $
Accounts payable and accrued liabilities	489,418	489,418	-	-	-
Funds due to merchants	857,556	857,556	-	-	-
Convertible debentures	120,000	120,000	-	-	-
JG Capital loan	225,000	225,000	-	-	-
Obligations under capital lease	86,827	15,551	31,102	31,102	9,072

Consolidated Capitalization

The following table states the share and loan capitalization of VPY as at December 31, 2008 (being the date of the last audited financial statements) and October 31, 2009 (being the last month end prior to the Information Circular Date). This table should be read in conjunction with the financial statements of VPY and the accompanying notes thereto, which are attached as Schedule "C" to this Information Circular.

Type of Debt or Security	Amount Authorized	Outstanding at December 31, 2008 (audited)	Outstanding at October 31, 2009 (unaudited)
Convertible Debentures	N/A	$160,000	$0
JGC Capital Loan	N/A	$225,000	$225,000
Capitalized Leases	N/A	$79,489	$140,525
Number of Shares	Unlimited	8,523,159	9,411,059
Total Amount	N/A	$464,489	$365,525

Notes:

(1)     VPY has outstanding VPY Options to acquire up to 1,300,000 VPY Shares. 750,000 of these VPY Options are exercisable at $1.00 per VPY Share, with the remaining 550,000 VPY Options exercisable at $0.25 per VPY Share.

(2)     As of the Information Circular Date, VPY has outstanding VPY Warrants to acquire up to 193,632 VPY Shares. The following table shows information concerning the number of VPY Shares subject to those warrants and their respective exercise prices and expiry dates:
Security	Underlying Number of VPY Shares to be Issued	Expiry Date	Exercise Price
Warrants	16,000	May 14, 2011	$1.00
Warrants	14,032	June 5, 2011	$1.00
Warrants	120,000	June 25, 2014	$0.75
Warrants	3,600	July 2, 2011	$1.00
Warrants	40,000	July 25, 2014	$0.75
Total	193,632

Prior Sales of VPY Securities

There is no public market for the VPY Shares. In the past 12 months, 1,158,809 VPY Shares have been issued as follows:

Date	Number of VPY Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received
November 10, 2008	150,000(1)	$0.025	$3,750	Options Exercise
November 14, 2008	175,000(2)	$0.025	$4,375	Options Exercise
December 5, 2008	20,909	$1.10	$23,000	Cash
April 29, 2009	25,000(3)	$0.25	$6,250	Options Exercise
May 14, 2009	240,000	$1.00	$240,000	Cash
May 14, 2009	40,000(4)	$1.00	$40,000	Conversion of Debentures
June 5, 2009	200,400	$1.00	$200,400	Cash
July 2, 2009	45,000	$1.00	$45,000	Cash
July 2, 2009	262,500(5)	$0.25	-	Cashless Options Exercise
Total	1,158,809		$562,775

Notes:

(1)        These VPY Shares were issued upon the exercise of stock options by Jason Gurandiano, a director of VPY.

(2)        These VPY Shares were issued upon the exercise of stock options by Jeff Sheremeta, the Chief Investment Officer of VPY.

(3)        These VPY Shares were issued upon the exercise of stock options by Ron Hui, an agent of VPY.

(4)        These VPY Shares were issued to Jason Gurandiano, a director of VPY, upon the conversion and cancellation of a debenture held by Jason Gurandiano with a face value of $40,000.

(5)        These VPY Shares were issued on the cashless exercise of stock options by Michael Gokturk, the Chief Executive Officer of VPY, and Kevin Short, the Chief Technical Officer of VPY. The stock options had an exercise price of $0.25 and the VPY Shares issued on exercise were valued at $1.00 per VPY Share. 87,500 stock options were cancelled to complete the cashless exercise.

(6)        VPY is proposing to complete private placement financings before the Amalgamations (see "Part 4 - Description of the Transactions - The Financing".)

Executive Compensation

For the purposes of this section Named Executive Officers are: the Chief Executive Officer; Chief Financial Officer; each of the four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose aggregate salary and bonus exceeded $150,000; and any additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of VPY at the end of the most recently completed financial year. No executive office of VPY is compensated over $150,000, however, based on the above criteria, the only Named Executive Officer for VPY is Michael Gokturk.

Summary Compensation Table

The following table summarizes compensation paid to the Named Executive Officers during VPY's three most recently completed fiscal years ended December 31, 2008.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary and Commis-sions ($)(1)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Payouts ($)
Michael Gokturk, Chief Executive Officer	2008	$85,545	$4,500	Nil	50,000	Nil	Nil	Nil
	2007	75,000	$2,500	Nil	100,000	Nil	Nil	Nil
	2006	$8,000	Nil	Nil	Nil	Nil	Nil	Nil
Patrick MacDonald, President	2008	$100,885	$4,500	Nil	25,000	Nil	Nil	Nil
	2007	$88,666	$2,500	Nil	350,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bill McGill, Chief Financial Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kevin Short, Chief Technical Officer	2008	$85,936	$3,000	Nil	100,000	Nil	Nil	Nil
	2007	$75,000	1,500	Nil	100,000	Nil	Nil	Nil
	2006	$8,000	Nil	Nil	Nil	Nil	Nil	Nil
Jeff Sheremeta, Chief Investment Officer and General Counsel	2008	$25,200	Nil	Nil	50,000	Nil	Nil	Nil
	2007	$19,080	Nil	Nil	175,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Part 9
INFORMATION CONCERNING THE RESULTING ISSUER

RI Corporate Structure

Name and Incorporation

The name of the Resulting Issuer will be changed to "VersaPay Corporation" upon completion of the Amalgamation, or such other name as may be approved by the JGC board of directors and the applicable regulatory authorities. Upon completion of the Amalgamation, RI will be subject to the CBCA.

The head office of RI will become Suite 1150 - 1500 West Georgia Street, Vancouver, BC V6G 2Z6, and the registered office of RI will be at Suite 1150 - 1500 West Georgia Street, Vancouver, BC V6G 2Z6.

Intercorporate Relationships

Pursuant to the Amalgamation, VPY will amalgamate with JGC pursuant to the CBCA to form the Resulting Issuer. Upon the Completion of the Qualifying Transaction, Positive will be RI's only subsidiary.

RI Narrative Description of the Business

RI will carry on the business of VPY. See "Part 8 - Information Concerning VPY - Description of the Business".

Stated Business Objectives of RI

RI will carry on the business currently carried on by VPY. See "Part 8 - Information Concerning VPY - VPY's Corporate Strategy" and "Part 9 - Information Concerning the Resulting Issuer - RI Available Funds and Principal Purposes of Such Funds". The business objectives of RI will be the business objectives of VPY.

Description of RI Securities

The share structure of the Resulting Issuer will be the share structure of JGC and the rights associated with the one authorized class of shares of the Resulting Issuer, namely the RI shares, will be the same as the rights associated with the one class of shares of JGC currently authorized, namely, the JGC Shares. See "Part 7 - Information Concerning JGC - Description of JGC Securities".

Upon completion of the Amalgamation and the Offering, 11,624,384 RI Shares will be outstanding assuming completion of the minimum Offering. In addition, an aggregate of 1,786,297 RI Shares will be reserved for issuance pursuant to the RI Options, the RI Warrants and the RI Agent's Warrants that will be outstanding.

RI Pro Forma Consolidated Capitalization

RI Pro Forma Consolidated Capitalization

The following table sets out the capitalization to be outstanding in RI upon completion of the Amalgamation and the Offering.

Designation of Security	Amount Authorized or to be Authorized	Amount outstanding upon completion of the Amalgamation and the Offering (unaudited)
RI Shares(1)	Unlimited	11,624,384
RI Convertible Securities(2)	1,786,297	1,786,297
Convertible Debentures(2)	Nil	$120,000
JGC Capital Loan	Nil	Nil

Notes:

(1)        VPY expects to raise a minimum of $2,000,000 under the Offering. See "Part 4 - Description of the Transactions - The Financings". If VPY raises the maximum of $4 million under the Offering of $4 million, there would be a net additional 666,666 RI Shares issued as an additional 1,333,332 RI Shares would be issued, but 666,666 pre-Amalgamation VPY Shares would be returned to treasury resulting in a total of 12,291,050 RI Shares being issued and outstanding.

(2)        RI will have outstanding options and warrants to acquire up to 1,786,297 RI Shares at the Amalgamation Date. The following table shows information concerning the number of RI Shares subject to those options and warrants and their respective exercise prices and expiry dates:

Security	Number of RI Shares That Might be Issued	Expiry Date	Exercise Price
JGC Stock Options	82,666	May 30, 2011	$0.75
JGC Agent's Warrant	26,666	May 30, 2010	$0.75
RI Corporate Finance Warrant	50,000	24 months from the date of closing of the Offering	$1.50
RI Agent's Warrant	133,333(3)	24 months from the date of closing of the Offering	$1.50
VPY Stock Options	750,000	August 24, 2012	$1.00
VPY Stock Options	550,000	October 3, 2010 - May 1, 2011	$0.25
VPY Warrant	193,632	May 14, 2011 - July 25, 2014	$0.75-$1.00
Total	1,786,297

(3)        Assumes completion of the minimum amount of the Offering.

Fully Diluted Share Capital

Set out below is a table indicating the number of securities of RI expected to be outstanding on a non-diluted basis and a fully-diluted basis after giving effect to the Amalgamation and the percentage of the fully-diluted shares which each category represents.

To be Held By Holders of	RI Shares Outstanding Assuming Completion of the Offering
JGC Shares upon completion of the Amalgamation	879,992 (6.13%)
VPY Shares	9,411,059 (75.16%)
VPY Subscription Receipts issued under the Offering	1,333,333 (9.30%)(1)
Total non-diluted share capital of RI	11,624,384 (81.04%)(2)
Issuable to Holders of
JGC Options	82,666 (0.58%)
JGC Agent's Warrant	26,666 (0.19%)
RI Corporate Finance Warrant	50,000 (0.35%)
RI Agent's Warrant	133,333 (0.93%)

VPY Options	1,300,000 (9.06%)
VPY Warrants	193,632 (1.35%)
RI stock options granted on the completion of the Amalgamation(3)	600,000 (4.18%)
Total Issuable	2,236,297 (16.64%)
Total fully diluted capital of RI	13,860,681 (100.0%)

Notes:

(1)        Not including the shares which may be issued as a consequence of the Non-brokered Private Placement, which could result in the issuance of up to 333,333 pre-Amalgamation VPY Shares. Such VPY Shares would be converted as part of the Amalgamation on a 1-for-1 basis, and the other 7.5-for-1 share exchange rate for JGC Shares under the Amalgamation shall remain unchanged.

(2)        Assumes completion of the minimum amount of the Offering, but there would be a total of 12,291,050 RI Shares issued and outstanding if the maximum Offering is achieved (see "Part - Description of the Transactions - The Financing").

(3)        In addition to the 450,000 options to be granted upon Closing to certain executives (see "Part 9 - Information Concerning the Resulting Issuer-Executive Compensation"), it is also intended that another 150,000 incentive options be granted to employees and consultants of the Resulting Issuer.

RI Available Funds and Principal Purposes

The following table sets out the estimated funds available to RI after giving effect to the Amalgamation and the Offering as at the dates indicated.

Source of Funds	Amount
JGC working capital as of October 31, 2009	$(190,052)
VPY working capital as of October 31, 2009	$(131,884)
Net proceeds of the Offering	$1,840,000(1)
Total available funds	$1,518,064

Notes:

(1)       Assuming closing of the Offering for minimum gross proceeds of $2 million. See "Part 4 - Description of the Transaction - The Financing".

Principal Purposes of Funds

The following table sets out the proposed use of the available funds by RI upon completion of the Amalgamation and the Offering for gross proceeds of $2 million (additional funds raised may be added to working capital or used to reduce the number of VPY Common Shares outstanding):

Principal Uses of Available Funds(1)	Amount
Expansion of sales and marketing plans	$400,000
Hardware and Software	$500,000
Working capital and unallocated funds	$618,064
Total uses of funds	$1,518,064

Note:

(1)        See "Part 8 - Information Concerning VPY - VPY's Corporate Strategy" and "Part 9 - Information Concerning the Resulting Issuer - RI Available Funds and Principal Purposes of Such Funds".

RI will spend the funds available to it upon completion of the Amalgamation to further VPY's stated business objectives. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for VPY to achieve its stated business objectives.

Dividend Policy

There will be no restrictions in RI's articles or other constating documents that could prevent RI from paying dividends. It is not contemplated that any dividends will be paid on any shares of RI in the immediate future, as it is anticipated that all available funds will be invested to fund the growth of RI's business. RI's directors will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on RI's financial position at the time. All of the RI Shares will be entitled to an equal share in any dividends declared and paid.

RI Principal Securityholders

No securityholder is anticipated to own of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of any class of voting securities of the Resulting Issuer after giving effect to the Amalgamation.

RI Officers, Directors and Promoters

Name, Address, Occupation and RI Security Holdings

The following table sets out (a) the name and municipality of each person proposed as a director or officer of RI, or a promoter of RI, (b) all positions and offices in RI to be held by him, (c) his principal occupation(s) during the preceding five years, (d) the period during which he has served as a director or officer of VPY or JGC, and (e) the number and percentage of RI Shares to be beneficially owned by the nominee, directly or indirectly, or over which control or direction will exercised, as of the Amalgamation Date (assuming completion of the minimum Offering amount).

Name and Municipality of Residence	Principal Occupations for the Previous Five Years	Positions and Offices with RI	Director/Officer Since	Number (and Percentage) of Shares Owned or Controlled
Jason Gurandiano New York, NY	Managing Director at Deutsche Bank's New York office since February 2008, Director at Deutsche Bank from March 2006 to February 2008. Vice President at Citigroup from September 2004 to March 2006.	Director	Director of VPY since November 2006 and Director of JGC since December 2007	646,666 (5.56%)
Kevin Short Vancouver, BC

Since November 2006, he has served as Chief Technology Officer and EVP of VPY. Prior to VPY, was employed full-time by Bell Canada, Inc. as Senior Security Architect by Bell Security Solutions, Inc. (A division of Bell Canada) since June 2003.

		CTO	Officer of VPY since November 2006	775,000 (6.67%)
Michael Gokturk Vancouver, BC

Since November 2006, he has served as Chief Executive Officer of VPY. Prior to VPY, was employed full-time by Pacific International Securities Inc. (now PI Financial Corp.) in Corporate Finance and Retail Investment departments since September 1999.

		CEO and a director	Director and Officer of VPY since November 2006	1,012,500 (8.71%)
Bill McGill Toronto, ON	Chief Financial Officer of VPY since August 2009. Prior to which he was Managing Director at TD Securities.	CFO	Officer of VPY since August 2009	75,000 (0.65%)
Patrick MacDonald Montreal, PQ	President of VPY since January 2007 President of Zomatt Communications from January 1998 to December 2006.	President	Officer of VPY since January 2007	725,000 (6.24%)
Jeff Sheremeta Vancouver, BC	Since November 2006, General Counsel and Chief Investment Officer of VPY. Chief Financial Officer and a director of Arco Resources Corp. since 2006. Lawyer at Lang Michener LLP from 2000 to 2006.	General Counsel, CIO	Officer of VPY since November 2006	425,000 (3.66%)
Hon. David Peterson Toronto, ON	Chairman and lawyer at Cassels Brock & Blackwell LLP	Director	Director of VPY since July 2009	Nil (0%)
Wendy Porter Vancouver, BC	Payments consultant. Was President of Vital Merchant Services (TSYS). EVP of Moneris Solutions, Inc.	Director	Director of VPY since August 2009	Nil (0%)
Brian Kyle Kleinburg, ON	Executive VP Finance of Davis + Henderson. Prior to that, was CFO of Teranet Inc.	Director	Director of VPY since July 2009	Nil (0%)

Each director of RI will serve until the next annual meeting of shareholders or until that director's successor has been elected or appointed.

The directors and officers of RI as a group will own, directly or indirectly, or exercise control or direction over, 3,452,500 RI Shares (representing 29.70% of all of the issued and outstanding RI Shares assuming completion of the Minimum Offering).

Upon completion of the Amalgamation, the audit committee of the board of directors of RI is expected to be comprised of Wendy Porter, Brian Kyle and Michael Gokturk. It is expected that the Governance and Compensation Committee will be reconstituted after completion of the Amalgamation.

Management

The following are short biographies of the persons who are intended to be the directors and officers of RI after the completion of the Amalgamation:

Michael Gokturk, 34, Chief Executive Officer, Corporate Secretary, Director and co-founder, is a business development and sales executive with over 10 years of experience in the financial services industry. Michael previously served in Corporate Finance and Business Development positions for a major Western Canadian investment bank. In this role, he was responsible for sourcing and establishing new client financing relationships, product offering implementation and development as well as creating strategic alliances. Prior to those positions, Michael was an investment advisor for the same investment bank where he managed combined assets of over $30 million. Michael has acted as lead advisor to a number of start-up and emerging companies, each with diverse business models and management. He also brings his personal entrepreneurial experience of having successfully launched a multinational trade brokerage firm and a leading and innovative e-commerce retailer that became the model for its kind. Michael volunteers his time by advising a number of start-up companies in British Columbia and is very active in the local community, proudly serving on the Board of Directors of the Children's Wish Foundation, amongst others. Michael received his Bachelor of Economics from the University of Calgary in 1999 and has also completed the Canadian Securities Course. Michael devotes 100% of his time to VPY and will continue to devote 100% of his time to RI.

Patrick MacDonald, 49, President, is an entrepreneur with 18 years of business development background. Patrick's strength is his ability to motivate people and recognize business opportunities, and to maximize the growth potential within respective market segments. Prior to joining VPY, Patrick partnered and worked with one of Canada's leading ATM distributors, rapidly becoming the number one distributor across Canada. Patrick has also served as Director of National Sales for a national marketing company where he helped to see the company become one of Canada's largest marketing and fulfillment houses. Patrick is very active within the community where he coaches youth soccer and is a consultant to the Concordia University men's hockey team. Patrick devotes 100% of his time to VPY and will continue to devote 100% of his time to RI.

Bill McGill, 39, Chief Financial Officer, oversees VPY's finance teams including setting financial goals, objectives, and budgets. Bill will also oversee the Company's subsidiaries and investor relations. Prior to joining VPY, Bill was with TD Securities for 11 years, where he was a Managing Director in both investment banking and equity proprietary trading. In these roles Bill analyzed the strategies and corporate structures of a number of North American media and telecommunications companies with a specific focus on valuation, capital raising and mergers and acquisitions. Prior to TD Securities, Bill was a Manager in Ernst & Young Corporate Finance Inc.'s Mergers and Acquisitions Group. Bill has an MBA from Queen's University and a BA (economics) from the University of Western Ontario. He is on the Advisory Board of the Power to Be Adventure Therapy Society and the Charitable Council of the Pediatric Oncology Group of Ontario. Bill devotes 100% of his time to VPY and will continue to devote 100% of his time to RI.

Kevin Short, 33, Chief Technology Officer, has been responsible for designing innovative solutions for a number of Fortune 500 companies over his career. Working in the capacity of top design advisor he has been involved as a senior consultant to many of Canada's leading financial institutions and oil and gas companies. In his career Kevin has worked in a senior capacity for Sun Microsystems, Nortel Networks, TELUS, Shaw Communications, Bell Canada, Enbridge and TransCanada Pipelines. With a strong history in security and technology, Kevin has been involved in designing, securing and implementing banking infrastructure for Canada's leading financial institutions for over 15 years. From concept, design, implementation and operation, Kevin oversees all elements of the VPY's technology and continues to develop new product and service offerings. Kevin devotes 100% of his time to VPY and will continue to devote 100% of his time to RI.

Jeff Sheremeta, 38, acts as VPY's General Counsel and Chief Investment Officer. He is also the Chief Financial Officer and a director of Arco Resources Corp., a junior mining company listed on the TSX Venture Exchange. Prior to that, he practised securities and corporate law with Lang Michener LLP in Vancouver, B.C. for six years. During that time, Jeff's practice focused on acquisitions, reorganizations and financings of both public and private companies. Jeff's experience includes advising on transactions involving both Canadian and U.S. exchange-listed companies in a variety of industries. Jeff received his MBA from Queen's University in December of 2005, and his Bachelor of Laws from the University of British Columbia in May 1997. Jeff was called to the British Columbia Bar in June of 1998 and remains a member in good standing. He originally received his Bachelor of Commerce from the University of Alberta in 1992, and completed the Canadian Securities Course in 1998. Jeff devotes 50% of his time to VPY and will continue to devote 50% of his time to RI.

Jason Gurandiano, 36, Chairman of the Board, is a Managing Director at Deutsche Bank's New York office, where he heads the investment banking group. Jason has broad M&A and financing experience in the financial services sector as well as other sectors. Amongst others, he has advised CBOT, NYSE, NYMEX, Deutsche Boerse, GFI Group, ICAP and Global Payments on a variety of M&A and capital-related transactions. Noteworthy transactions include: GFI's acquisition of Trayport, Formation of ESX, Sale of Winnipeg Commodity Exchange, BGC's reverse merger into eSpeed, Deutsche Boerse's acquisition of ISE, BSE (5%), Deutsche Boerse's sale of USFE, Advisory work for Karachi Stock Exchange, Initial Public Offering of GFI Group, Secondary Offering for NYMEX, Leveraged buyout of SunGard and sale of American Stock Exchange.

Wendy Porter, 57, Director, is a payments industry expert responsible for the creation of Moneris Solutions, Canada's largest credit card acquiring company. Her U.S. experience includes President, Vital Merchant Services (now TSYS Acquiring Solutions), and responsibility for the Harris Bank payment acquiring division in Chicago. Ms. Porter spent most of her career with Bank of Montreal in various executive roles in Corporate Marketing, Information Technology and Electronic Payments. As Senior Vice President, Merchant Acquiring, she managed the credit card and debit card acquiring business. In 2000, she conceived the strategy of a combined MasterCard and Visa payment solutions company, and was responsible for spinning off Bank of Montreal's acquiring division and merging it with Royal Bank's division to create Moneris Solutions. She has served on a variety of business and not for profit boards including payment industry boards and Global Committees for the Interac Association and MasterCard. Ms. Porter holds a BA from York University, and an MBA degree from the Schulich Business School at York University. She also holds the ICD.D designation from the Institute of Corporate Directors.

Honourable David Peterson, 66, Director, practices corporate/commercial law at the Toronto law firm of Cassels Brock & Blackwell LLP. Mr. Peterson is director of several public companies, including Rogers Communications Inc. and Shoppers Drug Mart. He is chancellor of the University of Toronto, a director of St. Michael's Hospital, and is active with a number of charitable, educational and environmental organizations. Mr. Peterson has been appointed a Knight of the Order of the Legion of Honour of France, received the Ordre de la Pléiade from the International Assembly of French-Speaking Parliamentarians, and was inducted into the Order of Ontario in 2009.

Brian Kyle, 44, Director, is currently the Executive Vice President Finance of Davis and Henderson, Canada's leading provider of check supply programs, deposit programs, and eSwitch, among other offerings. Prior to that, Mr. Kyle was with Teranet Inc. where he held the position of Vice President and CFO. While at Teranet, Mr. Kyle successfully lead a $700 million initial public offering ($2.3 billion enterprise value), the largest Canadian IPO in 2006. In 2008, he led the privatization of Teranet to Borealis Infrastructure for over $1.6 billion. Mr. Kyle brings over 20 years of financial management and leadership experience gained from holding various senior financial positions with Canadian public companies in the aerospace, consumer goods and e-commerce sectors. Mr. Kyle holds an Honorary Doctorate of Law from Assumption University (Windsor), a Masters in Business Administration from Queen's University School of Business and is a Certified Management Accountant and member of the Society of Management Accountants of Ontario. He was recently nominated for Canada's CFO of the Year for 2009 by Teranet Inc.

Promoters

The following persons or companies are promoters of JGC, VPY or RI:

(1)        Marc Cernovitch, the President and CEO and a director of JGC, was a promoter of JGC within the last two years in that he took the initiative in founding and organizing JGC.

(2)        Michael Gokturk, the CEO and a director of VPY, was a promoter of VPY within the last two years in that he took the initiative in founding and organizing VPY.

(3)        Marc Cernovitch and Michael Gokturk will be considered to be the promoters of RI in that they took the initiative in the substantial reorganization of JGC and VPY under the Amalgamation to form RI.

Set out below is (a) the name of each promoter of JGC, VPY or RI, (b) the number of RI Shares to be beneficially owned, directly or indirectly, or over which control or direction is to be exercised by each promoter, and (c) the percentage ownership interest in RI Shares on a non-diluted and fully diluted basis.
Name	RI Shares	% Ownership of RI Shares on a non-diluted (and fully diluted basis) (1)
Marc Cernovitch(2)	175,332 common shares(3)	1.51% (1.25%)
Michael Gokturk	1,012,500 common shares	8.71% (7.2%)

Notes:

(1)        Assuming completion of the $2 million minimum Offering, which would be 1.43% (1.19%) for Mr. Cernovitch and 8.24% (6.90%) for Mr. Gokturk if the $4 million maximum Offering, as there would be a total of 12,291,050 RI Shares issued and outstanding (14,677,347 fully diluted). See "Part 4 - Description of the Transactions - The Financing".

(2)        Marc Cernovitch will also hold options to purchase 28,667 RI Shares.

(3)        Includes 93,333 RI Shares to be held by 0753331 BC Ltd., a company wholly-owned by Marc Cernovitch, and 18,667 RI Shares to be held by Kim Cadario, the spouse of Mr. Cernovitch.

Cease Trade Orders Or Bankruptcies

Except as set out below, no current or proposed director, officer or promoter of JGC or RI, and no securityholder expected to hold a sufficient number of securities of RI to affect materially the control of RI, has, within the last ten years prior to the Information Circular Date, (i) been a director, officer of promoter of any company that, while such person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days, (ii) been a director, officer of promoter of any company that, while such person was acting in that capacity within one year of acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (iii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties And Sanctions

No director, officer or shareholder holding a sufficient number of securities of RI to affect materially the control of RI has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Honourable David Peterson, a proposed director of the RI, was a director of YBM Magnex International, Inc. ("YBM") at the time YBM was cease traded in May 1998. The cease trade order was issued in connection with an investigation and subsequent hearing by the Ontario Securities Commission with respect to allegations and subsequent finding that YBM failed to make full, true and plain disclosure in its prospectus of all material facts. Mr. Peterson resigned as a director of YBM in July 1998 and was fully exonerated by the Ontario Securities Commission of any wrongdoing in connection with YBM's public disclosure record. Subsequent to Mr. Peterson's resignation, the Ontario Securities Commission issued a permanent cease trade order against YBM, and a trustee appointed to act on behalf of YBM later pled guilty to a charge in the United States of conspiracy to commit fraud. YBM was placed into receivership in December 1998.

Personal Bankruptcies

In the 10 years prior to the date hereof, none of the proposed directors, officers or promoters of RI or any security holder anticipated to hold a sufficient number of securities of the RI to affect materially the control of the RI, has became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts Of Interest

See "Part 5 - Matters to be Acted Upon at the JGC Meeting - Interests of Certain Persons in Matters to be Acted Upon".

Certain directors and officers of RI are associated with other reporting issuers or other corporations that may give rise to conflicts of interest. In accordance with the CBCA, directors or officers of RI who have a material interest in a material contract or a proposed material contract with RI are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of RI.

Some of the directors and officers of RI have or will have either other employment or other business or time restrictions placed on them and, accordingly, these directors and officers of RI will only be able to devote part of their time to the affairs of RI.

Other Reporting Issuers

The following table sets out information for the proposed directors, officers and promoters of the Resulting Issuer that are, or have been within the five years prior to the date hereof, directors, officers or promoters of other reporting issuers. In the following table, "TSX" means Toronto Stock Exchange, "TSX-V" means TSX Venture Exchange, "NYSE" means the New York Stock Exchange, "AMEX" means the American Stock Exchange, "OTCBB" means the OTC Bulleting Board and "AIM" means the Alternative Investment Market.

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Wendy Porter	Radiant Communications Corp., British Columbia	TSXV	Director	February, 2005	May, 2008
Brian Kyle	Teranet Income Fund, Ontario	TSX	Chief Financial Officer	June, 2006	November, 2008
Hon. David Peterson	Broadband Learning Corp., Canada	TSX	Director	October, 2004	July, 2006
	Emerson Radio Corp., Delaware, United States	AMEX	Director	December, 2007	July, 2008
	Excapsa Software Inc., Canada	AIM	Director	September, 2005	November, 2006
	Franco-Nevada Mining Corporation Limited, Canada	TSX	Director	June, 2006	Present
	Industrial-Alliance Insurance and Financial Services Inc., Quebec	TSX	Director	June, 1991	Present
	Inscape Corporation, Ontario	TSX	Director	June, 1998	July, 2006
	Rogers Communications Inc., British Columbia	TSX, NYSE	Director	June, 2001	Present
	Rogers Wireless Communications Inc., Canada	TSX, NYSE	Director	May, 1991	December, 2004
	Shoppers Drug Mart Corporation, Canada	TSX	Director	February, 2006	Present
	Silk Road Resources Ltd., Canada	TSX-V	Director	March, 2005	June, 2008
	Tesma International Inc., Ontario	TSX	Director	February, 2002	April, 2004

RI Executive Compensation

Set out below is a statement of the expected executive compensation with respect to RI for the 12 month period following completion of the Amalgamation prepared as presented in Form 51-102F6 of Multilateral Instrument 51-102.

Summary Compensation Table

For the purpose of this statement, there are five individuals who are expected to be executive officers of RI following the Amalgamation (the "Named RI Executive Officers"), namely Michael Gokturk (CEO), Patrick MacDonald (President), Bill McGill (CFO), Kevin Short (CTO) and Jeff Sheremeta (General Counsel and CIO).

The following table sets out the anticipated executive compensation for the 12 month period following completion of the Qualifying Transaction for the Chief Executive Officer and the four other most highly compensated executive officers of the Resulting Issuer. VPY is still in the process of settling certain aspects of the compensation.

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compensation ($)
				Awards		Payouts
	Salary and Commis-sions ($)(1)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Payouts ($)
Michael Gokturk, Chief Executive Officer	$156,000	$15,000	$12,000	150,000(2)	Nil-	Nil	Nil
Patrick MacDonald, President (1)	$175,000	$15,000	$12,000	150,000(2)	Nil	Nil	Nil
Bill McGill, Chief Financial Officer	$125,000	$15,000	$12,000	300,000(3)	Nil	Nil	Nil
Kevin Short, Chief Technical Officer	$125,000	$15,000	$12,000	100,000(2)	Nil	Nil	Nil
Jeff Sheremeta, Chief Investment Officer and General Counsel	$36,000	$10,000	nil	50,000(2)	Nil	Nil	Nil

Note:

(1) Patrick MacDonald's current compensation has been presented, which is subject to change upon completion of the on-going negotiation of his compensation arrangements with VersaPay.

(2) Option term is expected to be five years and the exercise price is to be determined.

(3) On joining VPY on August 1, 2009, Mr. McGill was granted options to purchase 300,000 shares at $1.00 per share.

Stock Options

Information on proposed future option grants is set out in the above Summary Compensation Table.

Long-term Incentive Plans

Apart from stock options granted under the RI stock option plan, it is not expected that RI will have any long-term incentive plans following completion of the Amalgamation.

Stock Appreciation Rights ("SARs") and Restricted Shares

It is not expected that RI will grant any stock appreciation rights during the fiscal year in which the Amalgamation occurs.

Pension and Retirement Plans and Payments made upon Termination of Employment

It is not expected that RI will have in place any pension or retirement plan in the near future. It is expected that RI upon completion of the Amalgamation will not provide compensation, monetary or otherwise, to any person who now acts or has previously acted as an Executive Officer of VPY or JGC, in connection with or related to the retirement, termination or resignation of such person. It is not expected that RI will provide any compensation to such persons as a result of a change of control of RI, its subsidiaries or affiliates. It is not expected that RI will be a party to any compensation plan or arrangement with its executive officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

On the completion of the Amalgamation, RI intends to enter into employment agreements with the current management of VPY - Michael Gokturk, Patrick MacDonald, Bill McGill, Kevin Short and Jeff Sheremeta - under which they will agree to continue to fulfill the same roles with the RI than currently undertaken with VPY. It is expected that after the Amalgamation, only Michael Gokturk, Patrick MacDonald, and Bill McGill would be "Named Executive Officers" for disclosure purposes.

Under the agreement proposed for Mr. Gokturk, he will be entitled to an annual salary of $156,000 and may be eligible to receive an annual bonus of $15,000, based on achievement of specific goals. The agreement also provides Mr. Gokturk with customary benefits. Mr. Gokturk will be issued options to purchase 150,000 Shares of the RI. These options are scheduled to vest annually over 2 years with the first 50% of the options vesting on the anniversary of Mr. Gokturk's commencement of employment with RI, provided however, that all options will become vested in the event that a change in control of RI occurs. In addition, if a change of control occurs and Mr. Gokturk is not offered a similar position with the surviving entity than held with the RI, Mr. Gokturk will be entitled to a severance benefit equal to 200% of his annual salary plus 100% of his annual bonus amount. Either Mr. Gokturk or RI may terminate the employment relationship by providing two months notice to the other party, provided however, that RI has no notice obligation if the termination is due to serious misconduct or breach of contract.

Under the agreement proposed for Mr. MacDonald, he will be entitled to an annual salary of $175,000, and may be eligible to receive an annual bonus of $15,000, based on achievement of specific goals. The agreement also provides Mr. MacDonald with customary benefits. Mr. MacDonald will be issued options to purchase 150,000 Shares of the RI. These options are scheduled to vest annually over two years with the first 50% of the options vesting on the anniversary of Mr. MacDonald's commencement of employment with RI, provided however, that all options will become vested in the event that a change in control of RI occurs. In addition, if a change of control occurs and Mr. MacDonald is not offered a similar position with the surviving entity than held with the RI, Mr. MacDonald will be entitled to a severance benefit equal to 200% of his annual salary plus 100% of his annual bonus amount. Either Mr. MacDonald or RI may terminate the employment relationship by providing two months notice to the other party, provided however, that RI has no notice obligation if the termination is due to serious misconduct or breach of contract.

Under the agreement proposed for Mr. McGill, he will be entitled to an annual salary, currently $125,000, and may be eligible to receive an annual bonus, currently $15,000, based on achievement of specific goals. The agreement also provides Mr. McGill with customary benefits. On a change of control, all options will become vested and if Mr. McGill is not offered a similar position with the surviving entity than held with the RI Mr. McGill will be entitled to a severance benefit equal to 200% of his annual salary plus 100% of his annual bonus amount. Either Mr. McGill or RI may terminate the employment relationship by providing two months notice to the other party, provided however, that RI has no notice obligation if the termination is due to serious misconduct or breach of contract.

Under the agreement proposed for Mr. Short, he will be entitled to an annual salary, currently $125,000, and may be eligible to receive an annual bonus, currently $15,000, based on achievement of specific goals. The agreement also provides Mr. Short with customary benefits. Mr. Short will be issued options to purchase 100,000 Shares of the RI. These options are scheduled to vest annually over two years with the first 50% of the options vesting on the anniversary of Mr. Short's commencement of employment with RI, provided however, that all options will become vested in the event that a change in control of RI occurs. On a change of control, if Mr. Short is not offered a similar position with the surviving entity than held with the RI, Mr. Short will be entitled to a severance benefit equal to 200% of his annual salary plus 100% of his annual bonus amount. Either Mr. Short or RI may terminate the employment relationship by providing two months notice to the other party, provided however, that RI has no notice obligation if the termination is due to serious misconduct or breach of contract.

Under the agreement proposed for Mr. Sheremeta, he will be entitled to an annual salary of $36,000, and may be eligible to receive an annual bonus of $10,000, based on achievement of specific goals. The agreement also provides Mr. Sheremeta with customary benefits. Mr. Sheremeta will be issued options to purchase 50,000 Shares of the RI. These options are scheduled to vest annually over two years with the first 50% of the options vesting on the anniversary of Mr. Sheremeta's commencement of employment with RI, provided however, that all options will become vested in the event that a change in control of RI occurs. On a change of control, if Mr. Sheremeta is not offered a similar position with the surviving entity than held with the RI, Mr. Sheremeta will be entitled to a severance benefit equal to 200% of his annual salary plus 100% of his annual bonus amount. Either Mr. Sheremeta or RI may terminate the employment relationship by providing 2 months notice to the other party, provided however, that RI has no notice obligation if the termination is due to serious misconduct or breach of contract.

Compensation of Directors

It is expected that RI will compensate its directors, other than directors who are also employees, by issuing them options to purchase RI Shares. JGC has granted options to purchase up to a total of 450,000 RI Shares, exercisable on or before five years following the date of closing of the Offering at an exercise price of $1.50 per RI Share, to directors who are not Named Executive Officers. Each of Ms. Porter and Mssrs. Peterson and Kyle will receive a fee of $1,000 for each board meeting they attend in person and $500 for each board meeting they attend by phone.

Indebtedness of RI Directors and Officers

No director, executive officer or other senior officer of JGC or VPY or person who acted in such capacity in the last financial year of JGC or VPY, or proposed director or officer of the Resulting Issuer, or any Associate of any such director or officer is, or has been, at any time since the beginning of the most recently completed financial year of JGC or VPY, indebted to JGC or VPY nor is, or at any time since the incorporation of JGC or VPY has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by JGC or VPY.

Investor Relations Arrangements

JGC has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for RI and no such arrangements are contemplated for RI.

Options to Purchase Securities

Options to Purchase RI Shares

JGC has a stock option plan, which is proposed to be amended from a rolling stock option plan to a fixed stock option plan. It is proposed that the stock option plan at Schedule "E" will become RI's stock option plan. (See "Part 7 - Information Concerning JGC - Stock Option Plan")

The following table shows the particulars of the RI Options expected to be outstanding to acquire RI Shares upon completion of the Amalgamation. The RI Options will be governed by RI's stock option plan.

Expiry	Exercise Price	Number Under Option	Market Value of the Shares under Option at September 18, 2008(1)(2)
May 30, 2011	$0.75	82,667	$47,971.66
October 3, 2010 - May 1, 2011	$0.25	550,000	$462,982.50(3)
August 24, 2012	$1.00	750,000	N/A(4)

Notes:

(1)        The market value of RI Shares under option has been calculated by multiplying the number of RI Shares under option by $0.06 (the closing price of the JGC Shares on the day prior to September 19, 2008).

(2)        Valuation calculated using Black-Scholes and based on assumption of 8% volatility and a risk-free rate of 2.86% as used in VPY's financial statements as at and for the year ended December 31, 2008.

(3)        Based on a VPY Share price of $1.00.

(4)        Options granted after September 18, 2008.

The following is a description of the expected RI Options outstanding to acquire RI Shares upon completion of the Amalgamation, by category of option holder.
Category of Option Holder	Shares Under Option
Officers of RI (4 officers)(1)	325,000(3)
Directors of RI (not including officers) (4 directors)(2)	509,000(3)(4)
All other employees (not including the officers and directors above)	450,000(3)
Consultants	50,000(3)
All other persons or companies	48,667(4)

Notes:

(1)        The proposed officers of RI are Michael Gokturk, Patrick MacDonald, Kevin Short and Bill McGill.

(2)        The proposed directors of RI (other than officers listed in note above) are Jason Gurandiano, Hon. David Peterson, Wendy Porter and Brian Kyle.

(3)        VPY has outstanding options that will become RI Options. Those RI Options will be outstanding as follows:

(a)        A total of 1,300,000 options will be outstanding to officers and past officers of VPY as a group (4 people)

(b)        A total of 475,000 RI Options will be outstanding to directors and past directors of VPY, who are not also officers or directors of RI, as a group (4 people: Hon. David Peterson, Wendy Porter, Jason Gurandiano and Brian Kyle); and

(c)        A total of 50,000 RI Options will be outstanding to all consultants of VPY as a group.

(4)        JGC has 620,000 outstanding options that will become 82,667 RI Options. Those RI Options will be outstanding as follows:

(a)        a total of 34,000 RI Options will be outstanding to a past officer of JGC (1 person: Jason Gurandiano); and

(b)        a total of 48,667 options will be outstanding to past directors and officers of JGC, who are not also officers or directors of RI, as a group (4 people: Marc Cernovitch, George Meaney, Frederick Holloway and Nick DeMare).

Warrants to Acquire RI Shares

The following table shows the particulars of the warrants expected to be outstanding to acquire RI Shares upon completion of the Amalgamation.

	Expiry	Exercise Price	Number
JGC Agent's Warrant	May 30, 2010	$0.75	26,667
RI Corporate Finance Warrant	24 months from the date of closing of the Offering	$1.50	50,000
RI Agent's Warrant	24 months from the date of closing of the Offering	$1.50	133,333
VPY Warrant	May 14, 2011 - July 25, 2014	$0.75 - $1.00	193,632

Escrowed Securities

Upon completion of the Amalgamation, 7,079,162 RI Shares will be subject to escrow or hold periods pursuant to the policies of the Exchange: (i) 551,662 post-Amalgamation CPC Escrow Shares; and (ii) 6,527,500 RI Shares placed into escrow or subject to hold periods pursuant to the policies of the Exchange. In addition, 100,000 RI Options will also be subject to escrow. The CPC Escrow Shares are subject to an escrow pursuant to the CPC Escrow Agreement that continues as part of the initial public offering of JGC.

CPC Escrow Shares

A total of 3,740,000 JGC Shares are currently held in escrow with the Escrow and Transfer Agent under the CPC Escrow Agreement.

The following table sets out, as of the Information Circular Date and to the knowledge of JGC and VPY, the name and municipality of residence of the security holders whose RI Shares will be CPC Escrow Shares:
		Prior to giving effect to the Amalgamation and the Offering		After giving effect to the Amalgamation and the Offering(1)
Name and municipality of residence of shareholder	Designation of Class	Number held in escrow	Percentage of class	Number held in escrow	Percentage of class
Marc Cernovitch(2) Toronto, ON	Common	800,000	12.12%	156,666	1.35%
Nick DeMare Vancouver, BC	Common	150,000	2.27%	20,000	0.17%
Jason Gurandiano New York, NY	Common	1,550,000	23.48%	206,666	1.78%
George Meaney Mississauga, ON	Common	450,000	6.82%	63,000	0.52%
Frederic Holloway Beaconsfield, PQ	Common	150,000	2.27%	20,000	0.17%
Kim Cadario Toronto, ON	Common	140,000	2.12%	18,666	0.16%

		Prior to giving effect to the Amalgamation and the Offering	After giving effect to the Amalgamation and the Offering(1)
Name and municipality of residence of shareholder	Designation of Class	Number held in escrow	Percentage of class	Number held in escrow	Percentage of class
Eric Hoesgen Vancouver, BC	Common	37,500	0.57%	5,000	0.04%
Dennis Hoesgen Vancouver, BC	Common	37,500	0.57%	5,000	0.04%
David Kaiser Vancouver, BC	Common	50,000	0.76%	6,666	0.06%
Dirk Lorhish Vancouver, BC	Common	50,000	0.76%	6,666	0.06%
Robert Anderson Vancouver, BC	Common	200,000	3.03%	26,666	0.23%
Pam Starek Vancouver, BC	Common	25,000	0.38%	3,333	0.03%
Kirsten Pejman Vancouver, BC	Common	100,000	1.52%	13,333	0.11%
Total	Common	3,740,000	56.67%	551,662	4.72%(3)

Notes:

(1)        Excluding RI Shares to be issued upon the exercise of the RI Agent's Warrant, the RI Options and the RI Warrants.

(2)        Includes 100,000 JGC shares owned by 0753331 BC Ltd., a company wholly-owned by Mr. Cernovitch.

(3)        Assuming completion of the $2 million minimum Offering. If the $4 million maximum Offering was achieved, there would be no net difference in the total number of issued and outstanding shares due to a share repurchase and return to treasury. See "Part 4 - Description of the Transactions - The Financing".

RI Escrow Shares - Principals' Securities

Upon completion of the Amalgamation, to the knowledge of JGC and VPY as of the Information Circular Date, 3,702,500 RI Shares and 100,000 RI Options (collectively the "RI Escrowed Principals Securities") held by the Principals of the Resulting Issuer will be subject to surplus escrow unless the maximum $4 million Offering is achieved, in which case the RI Escrowed Principals Securities held by the Principals of the Resulting Issuer will be subject to value escrow. In either case, the RI Escrowed Principals Securities held by the Principals of the Resulting Issuer will be subject to the applicable escrow under an escrow agreement (the "RI Principals Escrow Agreement") among JGC, Computershare Investor Services Inc. (the escrow agent) and the escrowed parties. The following table lists the names of the owners of the securities that are or will be subject to escrow under the RI Principals Escrow Agreement and the number of securities held after giving effect to the Amalgamation and assuming completion of the Offering for minimum gross proceeds of $2 million:

		Prior to giving effect to the Amalgamation and the Offering		After giving effect to the Amalgamation and the Offering(1)
Name and municipality of residence of shareholder	Designation of Class	Number held	Percentage of class	Number held in escrow	Percentage of class
Michael Gokturk Vancouver, BC	Common	1,012,500	10.76%	1,012,500	8.24%
Patrick MacDonald Montreal, Que.	Common Options	725,000 25,000 ($0.25 each)	7.70%	725,000 25,000 ($0.25 each)	5.90%
Bill McGill Toronto, ON	Common Options	75,000 300,000 ($1.00 each)	0.80%	75,000	0.61%
Kevin Short Vancouver, BC	Common	775,000	8.23%	775,000	6.31%
Jeff Sheremeta Vancouver, BC	Common Options	425,000 50,000 ($0.25 each)	4.52%	425,000 50,000 ($0.25 each)	3.46%
Jason Gurandiano New York, NY	Common Options	440,000 25,000 ($0.25 each)	4.68%	440,000(2) 25,000 ($0.25 each)	3.58%
Hon. David Peterson Toronto, ON	Common Options	Nil 200,000 ($1.00 each)	0%	Nil	0%
Wendy Porter Vancouver, BC	Common Options	Nil 100,000 ($1.00 each)	0%	Nil	0%
Brian Kyle Klienburg, ON	Common Options	Nil 150,000 ($1.00 each)	0%	Nil	0%
Anthony Stapenhurst Montreal, Que.	Common	250,000	2.66%	250,000	2.03%
Total	Common Options	3,702,500 850,000	39.34%	3,702,500 100,000	31.85%(1)

Note:

(1)        Assuming completion of the $2 million minimum Offering. If the $4 million maximum Offering was achieved, the percentage would be 30.1%, as there would be a total number of 12,291,050 RI Shares issued and outstanding. See "Part 4 - Description of the Transactions - The Financing".

(2)        In addition to the 440,000 RI Shares, Mr. Gurandiano will hold another 206,666 RI Shares, which will be subject to the CPC Escrow Agreement.

RI Escrow Shares - Seed Share Resale

Upon completion of the Amalgamation, to the knowledge of JGC and VPY as of the Information Circular Date, 2,825,000 RI Shares (collectively the "RI Escrowed Shares") held by the non-Principals of the Resulting Issuer will be subject to escrow or applicable hold periods pursuant to the Seed Share Resale Rules of the Exchange. These RI Escrowed Shares will be subject to the applicable escrow under an escrow agreement (the "RI Escrow Agreement") among JGC, Computershare Investor Services Inc. (the escrow agent) and the escrowed parties. The following table numbers of shares hold by non-principals of RI are or will be subject to escrow or applicable hold periods and the number of securities held after giving effect to the Amalgamation and assuming completion of the Minimum Offering.

Non-Principals of RI		After giving effect to the Amalgamation and the Offering(1)		After giving effect to the Amalgamation and the Offering(1)
Acquisition price per share (Percent of $1.50 per share Transaction Price)	Length of time held	Number held	Percentage of class	Number subject to hold period or held in escrow	Percentage of class
$1.10/sh (73%)	>1 year < year & >3 mos <3 mos	20,909 Nil Nil	0.2% 0% 0%	No escrow - -	0% 0% 0%
$1.00/sh (67%)	>1 year < year & >3 mos <3 mos	1,317,250 1,585,400 Nil	11.3% 13.6% 0%	No escrow No escrow -	0% 0% 0%
$0.25/sh (17%)	>1 year < year & >3 mos <3 mos	Nil 25,000 Nil	0% 0.2% 0%	- 25,000(2) -	0% 0.2% 0%
<$0.05/sh	>1 year < year & >3 mos <3 mos	2,800,000 Nil Nil	24.1% 0% 0%	2,800,000(3) - -	21.6% 0% 0%
Total	-	5,748,559	49.5%(1)	2,825,000	24.3%(1)

Notes:

(1)        Assuming completion of the $2 million minimum Offering. If the $4 million maximum Offering was achieved, the percentages would be 46.4% held and 23.0% subject to hold or escrow, as there would be a total number of 12,291,050 RI Shares issued and outstanding. See "Part 4 - description of the Transactions - The Financing".

(2)        These shares will be subject to a 1 year hold, 20% released every 3 months with the first release on the closing of the Qualifying Transaction, pursuant to the Seed Share Resale Rules of the Exchange.

(3)        These shares will be subject to value escrow pursuant to the Seed Share Resale Rules of the Exchange.

The RI Shares subject to escrow will be released as follows:
Escrow Securities Release Schedule Assuming Listing on the Exchange as a Tier 2 Issuer
	Percentage of Total Escrowed Securities to be Released
Release Dates	Value Escrow	Surplus Escrow
Date of Final Exchange Bulletin approving the Amalgamation	10%	5%
6 months following Final Approval	15%	5%
12 months following Final Approval	15%	10%
18 months following Final Approval	15%	10%
24 months following Final Approval	15%	15%
30 months following Final Approval	15%	15%
36 months following Final Approval	15%	40%
TOTAL	100%	100%

The RI Escrowed Shares may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except as provided for by the RI Escrow Agreement, subject to receiving Exchange approval. Securities may be transferred within escrow to an individual who is a director or senior officer of RI or a material operating subsidiary of RI, provided that the approval of the Exchange is obtained and certain requirements of the Exchange are met, including that the transferee agrees to be bound by the terms of the agreement. Escrowed shares may be transferred within escrow to a registered retirement savings plan ("RRSP") or a registered retirement income fund ("RRIF") provided that the Exchange receives proper notice of the same, the beneficiaries of the RRSP or RRIF are limited to the security holder and the spouse, children and parents of such holder, and the trustee of the RRSP or RRIF agrees to be bound by the terms of the RI Escrow Agreement. In the event of the death of a security holder, the shares held in escrow shall be released to the legal representatives of the deceased security holder subject to compliance with the procedural requirements in the RI Escrow Agreement.

Escrowed shareholders who are not individuals will provide undertakings to the Exchange that they will not issue securities of their own issue or effect or permit a transfer of ownership of securities of their own issue that would have the effect of changing the beneficial ownership of, or control or direction over, the escrowed shares.

Auditors, Transfer Agent and Registrar

Upon completion of the Amalgamation, the transfer agent and registrar for the RI Shares will continue to be Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

Subject to shareholder approval herein, it is expected that the auditors of RI will be Grant Thornton LLP, 1600-333 Seymour Street, Vancouver, BC V6B 5A6.

Part 10
GENERAL MATTERS

Board Approval

The contents and sending to security holders of this Information Circular have been approved by the JGC board of directors and the VPY board of directors. Where information contained in this Information Circular rests particularly within the knowledge of a person other than JGC, JGC relied upon information furnished by such person. Where information contained in this Information Circular rests particularly within the knowledge of a person other than VPY, VPY has relied upon information furnished by such person.

Schedule "A"
FINANCIAL STATEMENTS OF JG CAPITAL CORP.

_____________________________________________________________________________

JG CAPITAL CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2009

AND PERIOD

DECEMBER 14, 2007 (Date of Incorporation)

TO MARCH 31, 2008

_____________________________________________________________________________

AUDITORS' CONSENT

We have read the information circular of JG Capital Corp. dated November 27, 2009 relating to the qualifying transaction involving the amalgamation with Versapay Corporation. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-referenced information circular of our report to the Shareholders of the Company on the balance sheets of the Company as at March 31, 2009 and March 31, 2008 and the statements of operations and deficit and cash flows for the year ended March 31, 2009 and the period from incorporation of December 14, 2007 to March 31, 2008. Our report is dated May 27, 2009.

Vancouver, B.C. November 27, 2009	"D & H Group LLP" Chartered Accountants

AUDITORS' REPORT

To the Directors of
JG Capital Corp.

We have audited the balance sheets of JG Capital Corp. as at March 31, 2009 and 2008 and the statements of loss and comprehensive loss and deficit and cash flows for the year ended March 31, 2009, for the period from incorporation on December 14, 2007 to March 31, 2008 and for the cumulative period from incorporation on December 14, 2007 to March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the year ended March 31, 2009, for the period from incorporation on December 14, 2007 to March 31, 2008 and for the cumulative period from incorporation on December 14, 2007 to March 31, 2009 in accordance with Canadian generally accepted accounting principles.
Vancouver, B.C. May 27, 2009	"D&H Group LLP" Chartered Accountants

JG CAPITAL CORP.
BALANCE SHEETS
AS AT MARCH 31
	2009 $	2008 $
A S S E T S
CURRENT ASSETS
Cash	304	287,906
Amounts receivable	6,707	801
Prepaid expense	3,750	-
	10,761	288,707
LOAN RECEIVABLE (Note 3)	230,437	-
DEFERRED ACQUISITION COSTS (Note 1)	153,471	-
DEFERRED SHARE ISSUE COSTS (Notes 4 and 12)	28,450	18,500
	423,119	307,207
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	47,308	-
SHARE SUBSCRIPTION RECEIVED (Note 12)	5,000	-
	52,308	-
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 4)	363,881	307,000
CONTRIBUTED SURPLUS (Note 6)	96,400	-
RETAINED EARNINGS (DEFICIT)	(89,470)	207
	370,811	307,207
	423,119	307,207

NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (Note 1)

SUBSEQUENT EVENT (Note 12)

APPROVED BY THE DIRECTORS

"George Meaney", Director

"Marc Cernovitch" , Director

The accompanying notes are an integral part of these interim financial statements

JG CAPITAL CORP.
STATEMENTS OF
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
AND RETAINED EARNINGS (DEFICIT)
	Year Ended March 31, 2009 $	Period from December 14, 2007 (Incorporation) to March 31, 2008 $	Cumulative from December 14, 2007 (Incorporation) to March 31, 2009 $
EXPENSES
Accounting and administrative	9,650	-	9,650
Bank charges	549	127	676
Legal	1,500	2,356	3,856
Office	2,621	-	2,621
Regulatory fees	2,313	415	2,728
Rent	9,000	-	9,000
Shareholder costs	1,770	-	1,770
Stock-based compensation (Note 5)	74,400	-	74,400
Transfer agent	6,459	-	6,459
Travel	8,458	-	8,458
	116,720	2,898	119,618
LOSS BEFORE OTHER ITEMS	(116,720)	(2,898)	(119,618)
OTHER ITEMS
Interest income	8,194	393	8,587
Foreign exchange	18,849	2,712	21,561
	27,043	3,105	30,148
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(89,677)	207	(89,470)
RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD	207	-	-
DEFICIT - END OF PERIOD	(89,470)	207	(89,470)
BASIC AND DILUTED INCOME(LOSS) PER COMMON SHARE	$(0.02)	$0.00
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	5,838,356	2,219,626

The accompanying notes are an integral part of these interim financial statements

JG CAPITAL CORP.
STATEMENTS OF CASH FLOWS
	Year Ended March 31, 2009 $	Period from December 14, 2007 (Incorporation) to March 31, 2008 $	Cumulative from December 14, 2007 (Incorporation) to March 31, 2009 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net income (loss) for the period	(89,677)	207	(89,470)
Adjustment for items not involving cash
Interest income	(5,437)	-	(5,437)
Stock-based compensation	74,400	-	74,400
	(20,714)	207	(20,507)
Increase in amount receivable	(5,906)	(801)	(6,707)
Increase in prepaids	(3,750)	-	(3,750)
Decrease in accounts payable and accrued liabilities	(21,046)	-	(21,046)
	(51,416)	(594)	(52,010)
FINANCING ACTIVITIES
Issuance of common shares	200,000	312,500	512,500
Share issue costs	(128,142)	(24,000)	(152,142)
Share subscription received	5,000	-	5,000
	76,858	288,500	365,358
INVESTING ACTIVITIES
Loan receivable	(225,000)	-	(225,000)
Deferred acquisition costs	(88,044)	-	(88,044)
	(313,044)	-	(313,044)
(DECREASE) INCREASE IN CASH DURING THE PERIOD	(287,602)	287,906	304
CASH - BEGINNING OF PERIOD	287,906	-	-
CASH - END OF PERIOD	304	287,906	304
SUPPLEMENTAL CASH FLOW INFORMATION (Note 11)

The accompanying notes are an integral part of these interim financial statements

JG CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2009
AND THE PERIOD DECEMBER 14, 2007 (Date of Incorporation)
TO MARCH 31, 2008

1.          NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the laws of the Province of Ontario on December 14, 2007. On May 16, 2008 the Company received final receipts for a prospectus and became a reporting issuer in Ontario, British Columbia and Alberta. On May 30, 2008 the Company completed its initial public offering (the "Offering") and on June 5, 2008 the Company listed its common shares (the "Listing") on the TSX Venture Exchange (the "TSXV") as a capital pool company. The Company's objective is to identify and evaluate potential business acquisitions and to negotiate acquisition or participation agreements (the "Qualifying Transaction") subject to regulatory and shareholder approvals.

Under the policies of the TSXV, the Company must identify and complete a Qualifying Transaction within 24 months from the date of Listing. There is no assurance that the Company will be able to complete a Qualifying Transaction within 24 months of Listing or that it will be able to secure the necessary financing to complete a Qualifying Transaction. The TSXV may suspend or de-list the Company's shares from trading should it not meet these requirements.

On September 22, 2008 and as amended on February 23, 2009 and May 28, 2009, the Company entered into a letter of intent (the "LOI") to conduct a business combination with VersaPay Corporation ("VersaPay"). The LOI contemplates the amalgamation of the Company and VersaPay (the "Proposed Transaction"), with the shareholders of each entity receiving common shares of the company formed as a result of such amalgamation (the "Resulting Issuer"). Completion of the Proposed Transaction is subject to a number of conditions, but not limited to, completion of due diligence, the Company providing a $225,000 loan to VersaPay and conducting a $1,950,000 prospectus offering prior to completion of the Proposed Transaction, formal documentation and shareholder and regulatory approvals. On completion of the Proposed Transaction the shareholders of the Company shall collectively receive 868,000 common shares in the Resulting Issuer based on an exchange ratio of 0.14 common shares of the Resulting Issuer for each common share in the capital of the Company. The shareholders of VersaPay shall collectively, after completion of the financings, receive common shares in the Resulting Issuer based on an exchange ratio of one common share of the Resulting Issuer for each common share in the capital of VersaPay. The completion of the Proposed Transaction will result in the shareholders of VersaPay holding the majority of the Resulting Issuer's issued and outstanding common shares. Accordingly, the Proposed Transaction will be treated as a recapitalization and the financial statements will represent a continuation of VersaPay.

VersaPay is a private corporation incorporated under the laws of Canada with a head office in Vancouver, BC, and operations in Calgary, AB and Montreal, QC. VersaPay enables merchants of all sizes across Canada the ability to accept credit and debit cards at their place of business. VersaPay also provides wired and wireless point of sale terminals, integrated payment solutions as well as e-commerce and ERP payment processing and settlement.

As at March 31, 2009 the Company has incurred $153,471 of legal and other costs relating to the Proposed Transaction.

A director of the Company is also a shareholder and a director of VersaPay.

See also Notes 3 and 4(b).

1.          NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. At March 31, 2009 the Company had a working capital deficiency of $36,547, has accumulated losses of $89,470 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern will be dependent upon its ability to complete its Qualifying Transaction, raise additional equity financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.          SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which necessarily involves the use of estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policy summarized below.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Examples of significant estimates made by management include the provision for income taxes and stock-based compensation and the valuation of the loan receivable.  Actual results may differ from those estimates.

Deferred Costs

Costs incurred relating to the Company's planned equity offerings have been recorded as deferred share issue costs. On completion of the private placements these costs will be offset against share capital.

Costs incurred relating to the planned business combination with VersaPay have been recorded as deferred acquisition costs.

Foreign Currency Translation

Monetary items are translated at the rate of exchange at the balance sheet date. Non-monetary items are translated at average rates during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

2.          SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as they are earned, with offsetting amounts recognized as contributed surplus.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (Loss) Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Financial Instruments

Under Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financing will be expensed in the period incurred.

2.          SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has designated its cash as held-for-trading, which is measured at fair value.  Amounts receivable and loan receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Comprehensive Income

Section 1530, Comprehensive Income, provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the consolidated financial statements.

Adoption of New Accounting Standards

Effective April 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under Section 1400, General Standards of Financial Statement Presentation, Section 3862, Financial Instruments Disclosures, Section 3863, Financial Instrument - Presentation and Section 1535, Capital Disclosures.

Assessing Going Concern

Section 1400 was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. The Company has included the required disclosures recommended by Section 1400 in Note 1 of these financial statements.

Financial Instruments

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863 and Section 3865, Hedges. The Company has included the required disclosures recommended by Section 3862 in Note 9 of these financial statements.

Section 3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company has included the required disclosures recommended by Section 3863 in Note 9 of these financial statements.

2.          SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Disclosures

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has included the required disclosures recommended by Section 1535 in Note 10 of these financial statements.

New Accounting Pronouncements

Goodwill and Intangible Assets

The Accounting Standards Board ("AcSB") issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

2.          SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.          LOAN RECEIVABLE

	March 31, 2009 $	March 31, 2008 $
Principal	225,000	-
Accrued interest	5,437	-
	230,437	-

Pursuant to the terms of the LOI, during November 2008 the Company provided a loan of $225,000 to VersaPay pursuant to which the Company was issued a promissory note and assigned a general security over VersaPay's assets. In the event that the Proposed Transaction is terminated, VersaPay has agreed to pay, upon demand by the Company, the principal amount plus interest at a rate of 6% per annum. During the year ended March 31, 2009 the Company recorded $5,437 (2008 - $nil) interest income.

4.          SHARE CAPITAL

Authorized: unlimited common shares without par value
Issued:	Year Ended March 31, 2009		Period December 14, 2007 to March 31, 2008
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	4,200,000	307,000	-	-
Issued for cash
Private placements	-	-	4,200,000	312,500
Offering	2,000,000	200,000	-	-
	2,000,000	200,000	4,200,000	312,500
Less share costs	-	(143,119)	-	(5,500)
	2,000,000	56,881	4,200,000	307,000
Balance, end of period	6,200,000	363,881	4,200,000	307,000

4.          SHARE CAPITAL (continued)

(a)        During the year ended March 31, 2009 the Company completed its Offering of 2,000,000 common shares, at $0.10 per share for gross proceeds of $200,000. The Company paid the agent a cash commission of $20,000, and $10,000 for administration costs. In addition, the agent received a non-transferable agent's option warrant to purchase 200,000 common shares of the Company at $0.10 per share on or before June 5, 2010. The fair value of the agent's option has been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 127%; a risk-free interest rate of 2.76%; and an expected life of two years. The value assigned to the agent's option was $22,000. As at March 31, 2009 the agent's option remained outstanding.

The Company also incurred additional share issue costs totalling $91,119 relating to the Offering for legal and filing fees and disbursements, of which $18,500 had been incurred as at March 31, 2008.

(b)        On October 29, 2008, as amended April 16, 2009, the Company entered into an agreement with Raymond James Ltd. (the "Agent") to conduct a prospectus offering of common shares, for a minimum of $1,500,000 to a maximum of $2,500,000 in gross proceeds in conjunction with the Proposed Transaction. The Agent will be paid an 8% cash commission and be issued agent's warrants equal to 10% of the number of common shares issued pursuant to the offering. The Company has also agreed to pay the Agent a corporate finance fee of $35,000 and grant an option to the Agent to purchase 50,000 common shares of the Company at the offering price for a period of 24 months from closing. As at March 31, 2009 the Company has paid the Agent $17,500 towards the corporate finance fee and $10,000 for costs.

(c)        During the period December 14, 2007 to March 31, 2008 the Company completed:

(i)        a private placement of 2,000,000 common shares, at $0.05 per common share, for proceeds of $100,000;

(ii)       a private placement of 150,000 common shares, at $0.05 per common share, for proceeds of $7,500; and

(iii)      a private placement of 2,050,000 common shares, at $0.10 per common share, for proceeds of $205,000.

The Company incurred $5,500 of costs associated with the private placements.

(d)        As at March 31, 2009, 3,740,000 (2008 - 3,700,000) common shares are held in escrow in accordance with the rules of the TSXV.

(e)        See also Note 12.

5.          STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a stock option plan (the "Plan") under which the maximum number of common shares which can be reserved under the Plan is 10% of the issued and outstanding shares of the Company.

5.          STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

During the year ended March 31, 2009 the Company granted stock options to its directors and officers to purchase 620,000 common shares, at an exercise price of $0.10 per share, exercisable on or before June 5, 2011 and recorded compensation expense of $74,400. The options vested immediately and remained outstanding at March 31, 2009. There were no stock options granted during the period ended March 31, 2008.

The fair value of stock options granted to directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.89%
Estimated volatility	127%
Expected life	3 years
Expected dividend yield	0%
Estimated forfeiture rate	0%

The weighted average fair value of the stock options granted was $0.12 per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

6.          CONTRIBUTED SURPLUS

The Company's contributed surplus as at March 31, 2009 and 2008 is comprised of the following:

	2009 $	2008 $
Balance, beginning of period	-	-
Stock-based compensation on agent's option (Note 4(a))	22,000	-
Stock-based compensation on stock options (Note 5)	74,400	-
Balance, end of period	96,400	-

7.          RELATED PARTY TRANSACTIONS

(a)        During the year ended March 31, 2009 the Company:

(i)        was charged a total of $9,650 (2008 - $nil) for accounting and administrative services provided by a private corporation owned by an officer of the Company;

(ii)       paid a total of $26,500 (2008 - $10,000) to a private corporation owned by the spouse of the President of the Company for services provided pursuant to the Company's private placements, initial public offering and for general legal services; and

(iii)      incurred $9,000 (2008 - $nil) for shared office premises with a public company with common directors and officers.

7.          RELATED PARTY TRANSACTIONS (continued)

The fees have been either expensed to operations or recorded as share issue costs based on the nature of the services.

As at March 31, 2009, $6,000 (2008 - $nil) remained outstanding and has been included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related party.

(b)        See also Note 1.

8.          INCOME TAXES

Future income tax assets and liabilities of the Company are as follows:

	2009 $	2008 $
Future income tax assets
Loss carry forwards	13,684	651
Other	30,398	6,240
	44,082	6,891
Valuation allowance	(44,082)	(6,891)
Net future income tax assets	-	-
Future income tax liabilities	-	-

The recovery of income taxes shown in the statement of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes as follows:

	2009 $	2008 $
Income tax rate reconciliation
Combined federal and provincial income tax rate	30.63%	34.12%
Expected income tax recovery (expense)	27,468	(71)
Permanent differences	(12,115)	71
Effect of income tax rate changes	(925)	-
Unrecognized benefits of income tax losses	(14,428)	-
Actual income tax recovery (expense)	-	-

As at March 31, 2009 the Company has non-capital losses of $52,631 and other tax pools of $116,914 carried forward for income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2028 through 2029.

9.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The loan receivable is recognized at its face amount plus accrued interest. As the advance is to a related party the stated rate of interest is treated as the market rate of interest.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to amounts and loan receivables. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote because these receivables are due primarily from a government agency and various advances receivable. See also Note 1.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company's liabilities are classified as current and are anticipated to mature within the next fiscal period. The Company intends to settle these with funds from its positive working capital position.

10.        CAPITAL MANAGEMENT

The Company's objective when managing capital is to safeguard its ability to continue as a going concern. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to identify and evaluate potential business acquisitions and to negotiated acquisitions or participation agreements (the "Qualifying Transaction"). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as share capital and cash. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

11.        SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended March 31, 2009 and the period ended March 31, 2008 non-cash activities were conducted by the Company as follows:

11.        SUPPLEMENTAL CASH FLOW INFORMATION (continued)

	2009 $	2008 $
Financing activities
Deferred share issue costs	18,500	-
Share issue costs	(43,427)	-
Contributed surplus	22,000	-
	(2,927)	-
Operating activity
Increase in accounts payable and accrued liabilities	68,354	-
Investing activity
Deferred acquisition costs	(65,427)	-

12.        SUBSEQUENT EVENT

Subsequent to March 31, 2009 the Company completed a non-brokered private placement of 400,000 common shares at $0.10 per share, for gross proceeds of $40,000. As at March 31, 2009 the Company had received $5,000 as a share subscription pursuant to this private placement and incurred $950 in share issue costs.

__________________________________________________________________________

JG CAPITAL CORP.

INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009

(Unaudited - Prepared by Management)

__________________________________________________________________________

JG CAPITAL CORP.
INTERIM BALANCE SHEETS
(Unaudited - Prepared by Management)

	June 30, 2009 $	March 31, 2009 $
A S S E T S
CURRENT ASSETS
Cash	2,938	304
Amounts receivable	2,595	6,707
Prepaid expense	2,500	3,750
	8,033	10,761
LOAN RECEIVABLE (Note 3)	233,803	230,437
DEFERRED ACQUISITION COSTS (Note 1)	161,553	153,471
DEFERRED SHARE ISSUE COSTS (Note 4)	27,500	28,450
	430,889	423,119
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	28,410	47,308
SHARE SUBSCRIPTION RECEIVED (Note 4)	-	5,000
	28,410	52,308
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 4)	402,931	363,881
CONTRIBUTED SURPLUS (Note 6)	96,400	96,400
DEFICIT	(96,852)	(89,470)
	402,479	370,811
	430,889	423,119

NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (Note 1)

APPROVED BY THE DIRECTORS
"George Meaney"	, Director
"Marc Cernovitch"	, Director

JG CAPITAL CORP.
INTERIM STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS AND RETAINED EARNINGS (DEFICIT)
(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Cumulative from December 14, 2007 (Incorporation) to June 30,
	2009 $	2008 $	2009 $
EXPENSES
Accounting and administrative	4,800	2,600	14,450
Bank charges	98	257	774
Legal	-	-	3,856
Office	175	860	2,796
Regulatory fees	1,470	177	4,198
Rent	3,000	-	12,000
Shareholder costs	-	496	1,770
Stock-based compensation (Note 5)	-	74,400	74,400
Transfer agent	1,234	3,576	7,693
Travel	-	-	8,458
	10,777	82,366	130,395
LOSS BEFORE OTHER ITEMS	(10,777)	(82,366)	(130,395)
OTHER ITEMS
Interest income	3,395	1,188	11,982
Foreign exchange	-	(340)	21,561
	3,395	848	33,543
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(7,382)	(81,518)	(96,852)
RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD	(89,470)	207	-
DEFICIT - END OF PERIOD	(96,852)	(81,311)	(96,852)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.00)	$(0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	6,600,000	4,888,889

JG CAPITAL CORP.
STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Cumulative from December 14, 2007 (Incorporation) to June 30,
	2009 $	2008 $	2009 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	(7,382)	(81,518)	(96,852)
Adjustment for items not involving cash
Interest income	(3,366)	-	(8,803)
Stock-based compensation	-	74,400	74,400
	(10,748)	(7,118)	(31,255)
Decrease (increase) in amount receivable	4,112	(3,510)	(2,595)
Decrease (increase) in prepaids	1,250	(886)	(2,500)
(Decrease) increase in accounts payable and accrued liabilities	(26,980)	5,349	(48,026)
	(32,366)	(6,165)	(84,376)
FINANCING ACTIVITIES
Issuance of common shares	35,000	200,000	552,500
Share issue costs	-	(99,692)	(152,142)
	35,000	100,308	400,358
INVESTING ACTIVITIES
Loan receivable	-	-	(225,000)
Deferred acquisition costs	-	-	(88,044)
	-	-	(313,044)
INCREASE IN CASH DURING THE PERIOD	2,634	94,143	2,938
CASH - BEGINNING OF PERIOD	304	287,906	-
CASH - END OF PERIOD	2,938	382,049	2,938
SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

JG CAPITAL CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)

1.          NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the laws of the Province of Ontario on December 14, 2007. On May 16, 2008 the Company received final receipts for a prospectus and became a reporting issuer in Ontario, British Columbia and Alberta. On May 30, 2008 the Company completed its initial public offering (the "Offering") and on June 5, 2008 the Company listed its common shares (the A Listing@ ) on the TSX Venture Exchange (the "TSXV") as a capital pool company. The Company's objective is to identify and evaluate potential business acquisitions and to negotiate acquisition or participation agreements (the "Qualifying Transaction") subject to regulatory and shareholder approvals.

Under the policies of the TSXV, the Company must identify and complete a Qualifying Transaction within 24 months from the date of Listing. There is no assurance that the Company will be able to complete a Qualifying Transaction within 24 months of Listing or that it will be able to secure the necessary financing to complete a Qualifying Transaction. The TSXV may suspend or de-list the Company's shares from trading should it not meet these requirements.

On September 22, 2008 and as amended on February 23, 2009 and May 28, 2009, the Company entered into a letter of intent (the "LOI") to conduct a business combination with VersaPay Corporation ("VersaPay"). The LOI contemplates the amalgamation of the Company and VersaPay (the "Proposed Transaction"), with the shareholders of each entity receiving common shares of the company formed as a result of such amalgamation (the "Resulting Issuer"). Completion of the Proposed Transaction is subject to a number of conditions, but not limited to, completion of due diligence, the Company providing a $225,000 loan to VersaPay, formal documentation and shareholder and regulatory approvals. On completion of the Proposed Transaction the shareholders of the Company shall collectively receive 868,000 common shares in the Resulting Issuer based on an exchange ratio of 0.14 common shares of the Resulting Issuer for each common share in the capital of the Company. The shareholders of VersaPay shall collectively, after completion of the financings, receive common shares in the Resulting Issuer based on an exchange ratio of one common share of the Resulting Issuer for each common share in the capital of VersaPay. The completion of the Proposed Transaction will result in the shareholders of VersaPay holding the majority of the Resulting Issuer's issued and outstanding common shares. Accordingly, the Proposed Transaction will be treated as a recapitalization and the financial statements will represent a continuation of VersaPay.

VersaPay is a private corporation incorporated under the laws of Canada with a head office in Vancouver, BC, and operations in Calgary, AB and Montreal, QC. VersaPay enables merchants of all sizes across Canada the ability to accept credit and debit cards at their place of business. VersaPay also provides wired and wireless point of sale terminals, integrated payment solutions as well as e-commerce and ERP payment processing and settlement.

As at June 30, 2009 the Company has incurred $161,553 of legal and other costs relating to the Proposed Transaction.

A director of the Company is also a shareholder and a director of VersaPay.

See also Notes 3 and 4(b).

JG CAPITAL CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)

1.          NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. At June 30, 2009 the Company had a working capital deficiency of $20,377, has accumulated losses of $96,852 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern will be dependent upon its ability to complete its Qualifying Transaction, raise additional equity financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.          SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

Adoption of New Accounting Pronouncements

Goodwill and Intangible Assets

The Accounting Standards Board ("AcSB") issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

The adoption of Section 3062 did not have an impact on the Company's financial position and results of operations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

JG CAPITAL CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)

2.          SIGNIFICANT ACCOUNTING POLICIES (continued)

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.          LOAN RECEIVABLE

	June 30, 2009 $	March 31, 2009 $
Principal	225,000	225,000
Accrued interest	8,803	5,437
	233,803	230,437

Pursuant to the terms of the LOI, during November 2008 the Company provided a loan of $225,000 to VersaPay pursuant to which the Company was issued a promissory note and assigned a general security over VersaPay's assets. In the event that the Proposed Transaction is terminated, VersaPay has agreed to pay, upon demand by the Company, the principal amount plus interest at a rate of 6% per annum. During the three months ended June 30, 2009 the Company recorded $3,366 interest income.

JG CAPITAL CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)

4.          SHARE CAPITAL

Authorized: unlimited common shares without par value
Issued:	Three Months Ended June 30, 2009		Year Ended March 31, 2009
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	6,200,000	363,881	4,200,000	307,000
Issued for cash
Private placement	400,000	40,000	-	-
Offering	-	-	2,000,000	200,000
	400,000	40,000	2,000,000	200,000
Less share costs	-	(950)	-	(143,119)
	400,000	39,050	2,000,000	56,881
Balance, end of period	6,600,000	402,931	6,200,000	363,881

(a)        On April 1, 2009 the Company completed a non-brokered private placement of 400,000 common shares at $0.10 per share, for gross proceeds of $40,000. As of March 31, 2009 the Company had received $5,000 as a share subscription pursuant to this private placement and incurred $950 in share issue costs.

(b)        On October 29, 2008, as amended April 16, 2009, the Company entered into an agreement with Raymond James Ltd. (the "Agent") to conduct a prospectus offering of common shares, for a minimum of $1,500,000 to a maximum of $2,500,000 in gross proceeds in conjunction with the Proposed Transaction. The Agent will be paid an 8% cash commission and be issued agent's warrants equal to 10% of the number of common shares issued pursuant to the offering. The Company has also agreed to pay the Agent a corporate finance fee of $35,000 and grant an option to the Agent to purchase 50,000 common shares of the Company at the offering price for a period of 24 months from closing. As at June 30, 2009 the Company has paid the Agent $17,500 towards the corporate finance fee and $10,000 for costs.

(c)        As at June 30, 2009, 3,740,000 (2008- 3,700,000) common shares are held in escrow in accordance with the rules of the TSXV.

(d)        The Company has granted a non-transferable agent's option warrant (the Agent's Warrant) to Canaccord Capital Corporation to purchase 200,000 common shares of the Company at $0.10 per share on or before June 5, 2010. As at June 30, 2009 the Agent's Warrant remained outstanding.

JG CAPITAL CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)

5.          STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a stock option plan (the "Plan") under which the maximum number of common shares which can be reserved under the Plan is 10% of the issued and outstanding shares of the Company.

There were no stock options granted during the three months ended June 30, 2009.

During the three months ended June 30, 2008 the Company granted stock options to its directors and officers to purchase 620,000 common shares, at an exercise price of $0.10 per share, exercisable on or before May 30, 2011 and recorded compensation expense of $74,400.

The fair value of stock options granted to directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.89%
Estimated volatility	127%
Expected life	3 years
Expected dividend yield	0%
Estimated forfeiture rate	0%

The weighted average fair value of the stock options granted was $0.12 per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2009:

Number Outstanding and Exercisable	Exercise Price $	Expiry Date
620,000	0.10	May 30, 2011

6.          CONTRIBUTED SURPLUS

The Company's contributed surplus as at June 30, 2009 and 2008 is comprised of the following:

	2009 $	2008 $
Balance, beginning of period	96,400	-
Stock-based compensation on agent's option	-	22,000
Stock-based compensation on stock options	-	74,400
Balance, end of period	96,400	96,400

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)

7.          RELATED PARTY TRANSACTIONS

(a)        During the three months ended June 30, 2009 the Company:

(i)        was charged a total of $4,800 (2008 - $2,600) for accounting and administrative services provided by a private corporation owned by an officer of the Company; and

(iii)      incurred $3,000 (2008 - $nil) for shared office premises with a public company with common directors and officers.

The fees have been either expensed to operations or recorded as share issue costs based on the nature of the services.

As at June 30, 2009, $4,500 (2008 - $nil) remained outstanding and has been included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related party.

(b)        See also Note 1.

8.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The loan receivable is recognized at its face amount plus accrued interest. As the advance is to a related party the stated rate of interest is treated as the market rate of interest.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to amounts and loan receivables. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote because these receivables are due primarily from a government agency and various advances receivable. See also Note 1.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)

8.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company's liabilities are classified as current and are anticipated to mature within the next fiscal period. The Company intends to settle these with funds from its positive working capital position.

9.          CAPITAL MANAGEMENT

The Company's objective when managing capital is to safeguard its ability to continue as a going concern. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to identify and evaluate potential business acquisitions and to negotiated acquisitions or participation agreements (the "Qualifying Transaction"). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as share capital and cash. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

10.          SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended June 30, 2009 and 2008 non-cash activities were conducted by the Company as follows:

	2009 $	2008 $
Financing activities
Share issue costs	-	(22,000)
Contributed surplus	-	22,000
	-	-
Operating activity
Increase in accounts payable and accrued liabilities	8,082	-
Investing activity
Deferred acquisition costs	(8,082)	-

Schedule "B"
MANAGEMENT'S DISCUSSION AND ANALYSIS OF JG CAPITAL CORP.

JG CAPITAL CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2009

Background

This discussion and analysis of financial position and results of operation is prepared as at August 21, 2009 and should be read in conjunction with the audited annual financial statements and the accompanying notes the three months ended June 30, 2009 of JG Capital Corp. (the "Company"). The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com

Company Overview

The Company was incorporated under the laws of the Province of Ontario on December 14, 2007. On May 16, 2008 the Company received final receipts for a prospectus and became a reporting issuer in Ontario, British Columbia and Alberta. On May 30, 2008 the Company completed its initial public offering and on June 5, 2008 the Company listed its common shares (the "Listing") on the TSX Venture Exchange (the "TSXV") as a capital pool company. The Company's trading symbol is "JGC.P". The Company's objective is to identify and evaluate potential business acquisitions and to negotiate acquisition or participation agreements (the "Qualifying Transaction") subject to regulatory and shareholder approvals. The Company's shares are currently halted from trading pending approval of the transaction described below.

On September 22, 2008, as amended February 23, 2009 and May 28, 2009, the Company entered into a letter of intent (the "LOI") to conduct a business combination with VersaPay Corporation ("VersaPay"). The LOI contemplates the amalgamation of the Company and VersaPay (the "Proposed Transaction"), with the shareholders of each entity receiving common shares of the company formed as a result of such amalgamation (the "Resulting Issuer"). Completion of the Proposed Transaction is subject to a number of conditions, but not limited to, completion of due diligence, the Company providing a $225,000 loan to VersaPay, formal documentation and shareholder and regulatory approvals. On completion of the Proposed Transaction the shareholders of the Company shall collectively receive 879,000 common shares in the Resulting Issuer based on an exchange ratio of one common share of the Resulting Issuer for each 7.5 common shares in the capital of the Company. The shareholders of VersaPay shall collectively, after completion of the financings, receive common shares in the Resulting Issuer based on an exchange ratio of one common share of the Resulting Issuer for each common share in the capital of VersaPay. The completion of the Proposed Transaction will result in the shareholders of VersaPay holding the majority of the Resulting Issuer's issued and outstanding common shares. Accordingly, the Proposed Transaction will be treated as a recapitalization and the financial statements will represent a continuation of VersaPay.

VersaPay is a private corporation incorporated under the laws of Canada with a head office in Vancouver, BC, and operations in Calgary, AB and Montreal, QC. VersaPay enables merchants of all sizes across Canada the ability to accept credit and debit cards at their place of business. VersaPay also provides wired and wireless point of sale terminals, integrated payment solutions as well as e-commerce and ERP payment processing and settlement.

In November 2008 the Company provided a loan of $225,000 to VersaPay under which the Company was issued a promissory note. In the event that the Proposed Transaction is terminated, VersaPay has agreed to pay, upon demand by the Company, the principal amount plus interest at a rate of 6% per annum.

A director of the Company is also a shareholder and a director of VersaPay.

On October 29, 2008, as amended April 16, 2009, the Company entered into an agreement with Raymond James Ltd. (the "Agent") to conduct a prospectus offering (the "Offering"), for a minimum of $1,500,000 to a maximum of $2,500,000 in gross proceeds, in conjunction with the Proposed Transaction. The Agent will be paid an 8% cash commission and be issued agent's warrants equal to 10% of the number of common shares issued pursuant to the Offering. The Company has also agreed to pay the Agent a corporate finance fee of $35,000 and grant an option to the Agent to purchase 50,000 common shares of the Company at the Offering price for a period of 24 months from closing.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Financial Data

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.
	Fiscal 2010	Fiscal 2009				Fiscal 2008
	Three Months Ended June 30, 2009 $	Three Months Ended March 31, 2009 $	Three Months Ended December 31, 2008 $	Three Months Ended September 30, 2008 $	Three Months Ended June 30, 2008 $	Three Months Ended March 31, 2008 $	Period from December 14, 2007 to December 31, 2007 $
Operations:
Income	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	(10,777)	(9,997)	(14,535)	(9,822)	(82,366)	(2,898)	Nil
Other items	3,395	3,373	17,477	5,345	848	3,105	Nil
Net (loss) income	(7,382)	(6,624)	2,942	(4,477)	(81,518)	207	Nil
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet :
Working capital (deficiency)	(20,377)	(36,547)	(20,161)	301,494	381,897	307,207	1
Total assets	430,889	423,119	442,991	402,444	387,246	307,207	1
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the three months ended June 30, 2009 (the "2009 period") the Company incurred a net loss of $7,382 compared to a loss of $81,518 for the three months ended June 30, 2008 (the "2008 period"), a decrease in loss of $74,136. The loss is comprised of $10,777 (2008 - $82,366) for general and administrative expense partially offset by $3,395 (2008 - $848) in other items. The general and administrative expenses were primarily incurred due to regulatory and financial reporting requirements as a public company. During the 2008 period the Company recorded non-cash stock-based compensation of $74,400 on the granting of stock options. No stock options were granted during the 2009 period.

Specific expenses of note during the 2009 period are as follows:

  accounting and administration fees of $4,800 (2008 - $2,600) were charged by Chase Management Ltd., a private company controlled by Nick DeMare, an officer of the company;

  transfer agent fees of $1,234 (2008 - $3,576) for monthly transactions; and

  rent expense of $3,000 (2008 - $nil) for shared office premises with a public company with common directors and officers.

During fiscal 2009 the Company loaned $225,000 to VersaPay as contemplated under the Proposed Transaction. The Company recorded $3,366 interest income on the VersaPay loan. See "Company Overview". The Company also recorded $161,553 as deferred acquisition costs for legal and other costs associated with the Proposed Transaction and $27,500 as deferred share issue costs for fees and costs relating to the proposed prospectus offering.

On April 1, 2009 the Company completed a non-brokered private placement financing of 400,000 common shares for $40,000.

Financial Condition / Capital Resources

Since inception, the Company's capital resources have been limited to amounts raised from the sale of common shares in the Company. From inception to June 30, 2009 the Company has raised $552,500 gross proceeds from the sale of its common shares. As at June 30, 2009 the Company had a working capital deficit of $20,377 and accumulated losses of $96,852 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern will be dependent upon its ability to complete its Qualifying Transaction, raise additional equity financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company does not have any operations. The Company has entered into an agreement to amalgamate with VersaPay under which it believes that it will be a Qualifying Transaction. See "Company Overview".

To date the Company has relied entirely upon the sale of common shares to provide working capital to fund the administration of the Company. There are no assurances that the Company or VersaPay will be able to complete the terms of the Proposed Transaction or completed the proposed prospectus offering.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company proposes to conduct a business combination with VersaPay and conduct a prospectus offering of common shares. See "Company Overview".

Critical Accounting Estimates

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the March 31, 2009 audited financial statements.

Changes in Accounting Policies

Adoption of New Accounting Pronouncements

Goodwill and Intangible Assets

The Accounting Standards Board ("AcSB") issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

The adoption of Section 3062 did not have an impact on the Company's financial position and results of operations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Transactions with Related Parties

(a)        During the three months ended June 30, 2009 the Company:

(i)        was charged a total of $4,800 (2008 - $2,600) for accounting and administrative services provided by a private corporation owned by an officer of the Company; and

(ii)       incurred $3,000 (2008 - $nil) for shared office premises with a public company with common directors and officers.

The fees have been either expensed to operations or recorded as share issue costs based on the nature of the services.

As at June 30, 2009, $4,500 (2008 - $nil) remained outstanding and has been included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related party.

(b)        See "Company Overview".

Risks and Uncertainties

The Company's financial performance is likely to be subject to the following risks:

(i)        the Company has not commenced commercial operations, and has no assets other than cash, has no history of earnings and shall not generate earnings or pay dividends until at least after completion of the Qualifying Transaction;

(ii)       until completion of a Qualifying Transaction, the Company is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions; and

(iii)      the Company has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Company will be able to identify or complete a suitable Qualifying Transaction.

Investor Relations Activities

The Company does not have any investor relations arrangements.

Outstanding Share Data

The Company's authorized share capital is unlimited common shares without par value. As at August 21, 2009 there were 6,600,000 issued and outstanding common shares, 620,000 stock options outstanding at an exercise price of $0.10 per share and 200,000 agent's options outstanding at an exercise price of $0.10 per share.

Schedule "C"
FINANCIAL STATEMENTS OF VERSAPAY CORPORATION

__________________________________________________________________

VERSAPAY CORPORATION

__________________________________________________________________

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Auditors' consent

We have read the Information Circular of JG Capital Corp. ("the Company") dated November 27, 2009 relating to the amalgamation of Versapay Corporation ("Versapay") and the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the directors of Versapay on the consolidated balance sheets of Versapay as at December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated November 5, 2009 except as to Note 21 which is as of November 26, 2009.

Vancouver, Canada	"Grant Thornton LLP"
November 27, 2009	Chartered Accountants

VERSAPAY CORPORATION

December 31, 2008

Page
Auditors' Reports

Consolidated Financial Statements
Consolidated Balance Sheets	1

Consolidated Statements of Loss, Comprehensive Loss and Deficit	2

Consolidated Statements of Cash Flow	3

Notes to Consolidated Financial Statements	4 - 26

VERSAPAY CORPORATION

Auditors' report

To the Directors of

VersaPay Corporation

We have audited the consolidated balance sheets of VersaPay Corporation as at December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

November 5, 2009 except as to
Note 21 which is as of November 26, 2009                                   Chartered accountants

VERSAPAY CORPORATION

CONSOLIDATED BALANCE SHEETS

	As at December 31	
	2008	2007
	$	$
ASSETS		
Current		
Cash and cash equivalents	**325,175**	527,381
Funds held for merchants (note 19)	**14,809**	-
Receivables	**342,776**	67,484
Inventory	**12,186**	-
Prepaid expenses	**13,055**	5,625
	708,001	600,490
Equipment (note 7)	**174,901**	67,848
Intangible Assets (notes 8 and 13)	**137,624**	-
Goodwill (note 13)	**55,295**	-
	1,075,821	668,338
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**566,694**	166,362
Funds due to merchants (note 19)	**14,809**	-
Deferred revenue	**10,000**	-
Convertible debentures (note 14)	**160,000**	-
JG Capital Loan (note 18)	**225,000**	-
Obligation under capital lease - current (note 9)	**11,163**	-
	987,666	166,362
Obligation under Capital Lease, net of current portion (note 9)	**68,326**	-
	1,055,992	166,362
Non-Controlling Interest in Positive Inc. (note 13)	**19,154**	-
SHAREHOLDERS' EQUITY		
Share Capital (note 11)	**4,017,078**	2,655,003
Contributed Surplus (note 12)	**567,489**	396,945
Deficit	**(4,583,892)**	(2,549,972)
	675	501,976
	1,075,821	668,338

Basis of Presentation and Amalgamation (note 1)
Continuance of Operations (note 2)
Economic Dependence (note 6)
Commitments (note 10)
Subsequent Event (note 21)

APPROVED ON BEHALF OF THE BOARD:

"Michael Gokturk" Director *"Jason Gurandiano"* Director

See accompanying notes to the consolidated financial statements

VERSAPAY CORPORATION

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

		Year ended December 31	
		2008	2007
		$	$
Revenue			
	Transaction and processing service fees	**3,730,625**	490,681
	Product sales and other	**1,332,847**	206,419
	VersaCard/EFT fees	**89,684**	-
		5,153,156	697,100
Expenses			
	Cost of services	**2,656,978**	404,683
	Cost of products sold	**1,013,794**	171,081
	VersaCard/EFT service costs	**60,168**	-
	Amortization	**76,233**	22,895
	Bad debts	**50,000**	-
	Bank charges and interest	**26,640**	9,185
	Consulting fees (note 15)	**583,106**	490,425
	Foreign exchange (gain) loss	**(764)**	5,182
	General and administrative	**180,120**	150,057
	Marketing and promotion	**120,604**	54,969
	Professional fees (note 15)	**100,158**	82,847
	Rent and occupancy	**189,095**	130,707
	Salaries and benefits	**766,216**	294,398
	Stock-based compensation (note 11)	**1,088,994**	1,244,545
	Telecom and wireless connection fees	**150,683**	66,225
	Travel	**121,814**	90,807
		7,183,839	3,218,006
Operating Loss		**(2,030,683)**	(2,520,906)
Other Income		**4,982**	47,277
Loss before Non-Controlling Interest in Positive Inc.		**(2,025,701)**	(2,473,629)
Non-Controlling Interest in Positive Inc. (note 13)		**(8,219)**	-
Net Loss and Comprehensive Loss for the Year		**(2,033,920)**	(2,473,629)
Deficit, beginning of year		**(2,549,972)**	(76,343)
Deficit, end of year		**(4,583,892)**	(2,549,972)
Loss per Share – basic and diluted		$ (0.26)	$ (0.41)
Weighted average number of common shares Used in the calculation of loss per share		**7,705,227**	5,975,488

See accompanying notes to the consolidated financial statements

VERSAPAY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31	
	2008	2007
	$	$
Cash Used In Operating Activities		
Net loss for the year	**(2,033,920)**	(2,473,629)
Items not affecting cash:		
amortization	**76,233**	22,895
stock-based compensation	**1,088,994**	1,244,545
non-controlling interest in Positive Inc.	**8,219**	-
	(860,474)	(1,206,189)
Change in non-cash working capital items		
receivables	**50,582**	(65,038)
inventory	**(1,386)**	-
prepaid expenses	**(7,430)**	(5,625)
accounts payable and accrued liabilities	**82,930**	166,362
deferred revenue	**10,000**	-
	(725,778)	(1,110,490)
Cash Provided by (Used in) Financing Activities		
Proceeds from JG Capital Loan	**225,000**	-
Issuance of share capital, net of issuance costs	**443,625**	1,470,453
Issuance of convertible debentures	**160,000**	-
Capital lease principal payments	**(6,210)**	-
	822,415	1,470,453
Cash Used in Investing Activities		
Purchase of Positive Inc., net of cash	**(240,000)**	-
Purchase of equipment	**(58,843)**	(79,492)
	(298,843)	(79,492)
(Decrease) Increase in Cash	**(202,206)**	280,471
Cash, beginning of year	**527,381**	246,910
Cash, end of year	**325,175**	527,381

See note 20 for supplementary cash flow information.

See accompanying notes to the consolidated financial statements

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

1. Basis of Presentation and Amalgamation

Versapay Corporation and its subsidiaries (the "Company"), is a financial transactions processor providing electronic payments technology, settlement and clearance services primarily to businesses and organizations using electronic commerce to send or receive payments. The Company also acts on behalf of financial institutions to provide Canadian merchants and consumers the ability to process credit and debit card payments for card-not-present and card-present transactions, including internet businesses, mail-order/telephone-order merchants and retail point-of-sale merchants. The Company also has partnership arrangements and certified connections to financial institutions, technology and hardware vendors, large institutions, trade organizations and other payment service providers in order to enable its customers to perform financial transactions between one another.

Effective May 15, 2007, Versapay Corporation ["VC"] and its parent, Western Pacific Acceptance Corporation ["WPAC"], were amalgamated under the provisions of Section 273 of the Business Corporations Act of British Columbia. The amalgamation combined the net assets and operations of the two companies to become one corporation being Versapay Corporation [the "Company" or the "Amalgamated Company"].

The amalgamation was accounted for using the continuity of interests method and, as such, the consolidated balance sheet and consolidated statements of loss, comprehensive loss, and deficit and cash flows reflect the financial positions, results of operations, and changes in cash flows of the Amalgamated Company as at and for the years ended December 31, 2008 and 2007, assuming the two predecessor companies were combined since inception. On the effective date of amalgamation, the authorized and issued shares of VC were cancelled without any repayment of capital and the issued shares of WPAC were converted into the issued shares of the Amalgamated Company. The stated capital of the Amalgamated Company equalled the stated capital of WPAC issued and outstanding immediately before the amalgamation. Following the amalgamation, the Company was continued under the Canadian Business Corporations Act.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

1. Basis of Presentation and Amalgamation (continued)

The following table sets forth information concerning the financial position of the Company's predecessor companies as at the effective date of the amalgamation, being May 15, 2007.

These consolidated financial statements include the accounts of the Company and its 75%-owned subsidiary, Positive Inc. and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of operations for the foreseeable future. Intercompany accounts and transactions have been eliminated on consolidation.

2. Continuance of Operations

The Company's ability to generate sufficient cash flows to maintain normal operations, if unsuccessful, will result in it not being able to continue as a going concern. The Company has incurred losses since inception (2008 - net loss for the year totaled $2,033,920; 2007 - net loss for the year totaled $2,473,629) and as at December 31, 2008 had accumulated a deficit of $4,583,892. Accordingly, there is significant uncertainty about the Company's ability to continue as a going concern. Management has been able, thus far, to finance operations through equity and debt financings and will continue, as appropriate, to seek financing from these and other sources; however, there are no assurances that any such financings can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain financing, generate sufficient cash flows and, ultimately, achieve profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements of the years presented do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

3. Significant Accounting Policies

Revenue Recognition

Revenue from transaction and processing services are recognized when the related service has been rendered, the fee is fixed or determinable and collectibility is reasonably assured.

Revenue from the sale of point-of-service ("POS") terminals and other tangible items are recognized when persuasive evidence of an agreement exists, delivery has occurred, price is fixed or determinable, collection of the resulting receivable is deemed probable, and no other significant vendor obligation exists. Generally, these conditions are met when the POS terminals or other tangible items are delivered.

Revenue from the Company's VersaCard/EFT ("VCEFT") services is derived from one-time set-up fees, monthly gateway fees, and transaction service fees. Gateway fees are monthly subscription fees charged to the VCEFT merchant customers for the use of the Company's payment gateway. Gateway fees are recognized in the period in which the service is provided. Set-up fees represent one-time charges for initiating the VCEFT services and are recognized ratably over the estimated life of the merchant relationships. Transaction service fees are recognized in the period in which the transactions occur.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates are made in the valuation of accounts receivable, the allocation of intangible assets and goodwill arising from the acquisition of Positive Inc., in the determination of the useful lives of equipment and intangible assets, the recoverability of future income tax assets, the factors used in the fair value model to calculate stock-based compensation, and fair value assumptions used in the liability and equity components of the convertible debt.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid debt instruments purchased with a maturity of three months or less at the date of purchase.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

3. Significant Accounting Policies (continued)

Inventory

Inventory consisting of POS terminals and wireless modems is valued at the lower of cost, determined on a first-in first-out basis, and net realizable value.

Equipment

Equipment is recorded at cost less accumulated amortization and is amortized over their estimated useful lives at the following annual rates and methods:

Computer Office furniture	30% declining balance basis 20% declining balance basis

The Company performs impairment tests on equipment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its estimated fair value, and is charged to net loss for the year.

Leases

Leases are classified as either capital or operating. Leases, which substantially transfer all of the benefits and risks of ownership, are accounted for as capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. At the inception of a capital lease, an asset and an obligation is recorded at an amount equal to the lesser of the present value of the future minimum lease payments and the asset's fair value at the beginning of such lease.

Intangible Asset

The Company's intangible asset consists of the value attributed to customer relationships as part of the acquisition of Positive Inc. (note 13). The customer relationships are amortized straight-line over five years.

Management annually assesses the carrying value of intangible assets by considering current operating results, trends and prospects to indicate whether there is an impairment in the carrying value. If impairment is indicated, a comparison is made of the asset's net book value to its undiscounted cash flows. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment charge is measured and based on discounted cash flows. Future cash flows are estimated based on estimated future margins of the services related to the customer relationships.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

3. Significant Accounting Policies (continued)

Goodwill

Goodwill is the amount by which the purchase price of an acquired business (note 13) exceeds the sum of the amounts allocated to the assets acquired less liabilities assumed, based on estimated fair values. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate the value of the asset might be impaired. If goodwill is determined to be impaired, the value of the goodwill would be reduced to its estimated fair value.

Convertible Debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for temporary differences between the financial statement carrying value and the tax basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes, only if it is more likely than not they can be realized.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in net loss in the period during which the change in rates is considered to be substantially enacted. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

3. Significant Accounting Policies (continued)

Foreign Currency

The functional and reporting currency of the Company is Canadian dollars. Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary items are translated at their historic exchange rates. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in the determination of net loss for the year.

Stock-Based Compensation Plans

The Company accounts for the granting of stock options and direct awards of stock to employees and non-employees using the fair value method whereby all awards to employees and non-employees will be recorded at fair value of each stock option at the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to share capital.

Income (Loss) Per Share

The computation of basic earnings (loss) per share uses the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflect the potential dilution that would occur if stock options were exercised and debentures converted. The Company applies the if-converted method for convertible debentures which assumes conversion into common shares outstanding since the beginning of the year. The Company uses the treasury stock method for outstanding options which assumes that all outstanding stock options with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

3. Significant Accounting Policies (continued)

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are initially measured in the consolidated balance sheet at fair value. Transaction costs are included in the carrying amounts of financial instruments measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income; loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method.

Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive income or losses which refers to unrealized gains and losses that under Canadian GAAP are excluded from net loss. The Company does not currently engage in any transactions that would result in the reporting of accumulated other comprehensive loss.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

4. Changes in Accounting Policies and Recent Accounting Pronouncements

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards.

General Standards

The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1400, General Standards of Financial Statements, requires management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. The impact of this new accounting standard on these consolidated financial statements is described in Note 2.

Capital Management

CICA Handbook Section 1535, Capital Disclosures, requires the Company to disclose information about the Company's objectives, policies and processes for the management of its capital. The impact of this new accounting standard on the consolidated financial statements is disclosed in note 16.

Financial Instruments - Recognition and Management

CICA Handbook Section 3862, Financial Instruments - Disclosure, requires the disclosure of information with regard to the significance of financial instruments for the Company's financial position and performance, and the nature and extent of risk arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The impact of this new accounting standard on these consolidated financial statements is disclosed in Note 5.

CICA Handbook Section 3863, Financial Instruments - Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which assets and liabilities are offset. The adoption of CICA Handbook Section 3863 did not impact the Company's consolidated financial statements.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

4. Changes in Accounting Policies and Recent Accounting Pronouncements (continued)

Changes in Accounting Policies (continued)

Inventories

CICA Handbook Section 3031, Inventories, which replaces Section 3030, of the same name. It provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as expense, write-downs and the amount of any reversal of any write-downs. The adoption of CICA Handbook Section 3031 did not impact the Company's consolidated financial statements.

Recent Accounting Pronouncements:

[a] CICA Handbook Section 3064 "Goodwill and Intangible Assets," which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems, licenses, intellectual property, market knowledge and trademarks. Section 1000 - Financial Statement Concepts was also amended to provide consistency with this new standard.

These sections are applicable to fiscal years beginning on or after October 1, 2008. The adoption of this standard is not expected to have an impact on the Company's consolidated financial statements.

[b] CICA Handbook Section 1582 "Business Combinations," which will replace Section 1581 of the same name. This Section establishes revised standards for the accounting for a business combination, which are aligned with International Financial Reporting Standards on business combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period under IFRS.

This new standard is applicable to fiscal years beginning on or after January 1, 2011. The Company will adopt this new standard on January 1, 2011 and is currently evaluating the impact of its adoption on its consolidated financial statements.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

4. Changes in Accounting Policies and Recent Accounting Pronouncements (continued)

Recent Accounting Pronouncements (continued)

[c] The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 will also be permitted.

Implemented IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an effect on taxes, contractual commitments involving GAAP-based clauses, long-term employee compensation plans and performance metrics. Accordingly, if the Company becomes a publicly accountable enterprise and develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

5. Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, funds held for merchants, accounts receivable, accounts payable and accrued liabilities, funds due to merchants, convertible debentures and JG Capital loan, the carrying amounts approximate fair values due to their short-term nature. The carrying value of obligations under capital lease approximates the fair value based on the discounted cash flows at market price.

The Company has classified its financial instruments as follows:

- Cash and cash equivalents - Funds held for merchants - Receivables - Accounts payable and accrued liabilities - Funds due to merchants - Convertible debentures - JG Capital loan	Held for trading Held for trading Loans and receivables Other liabilities Other liabilities Other liabilities Other liabilities

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

5. Financial Instruments (continued)

The carrying value and fair value of financial instruments as at December 31, 2008 and 2007 are summarized as follows:

Financial instruments risk, exposure and management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, and liquidity risk.

(a) Credit Risk

The only financial instruments that potentially subject the Company to concentrations of credit risk are its accounts receivable, cash and cash equivalents and funds due to merchants. Management is of the opinion that any risk of accounting loss on accounts receivable is significantly reduced due to the financial strength of the Company's major customers. All of the cash and cash equivalents and funds due to merchants are held with Canadian chartered banks. As at December 31, 2008, three [December 31, 2007 - one] customers represent 85% [December 31, 2007 - 96%] of the accounts receivable balance. For the year ended December 31, 2008 four [December 31, 2007 - two] customers represent 88% [year ended December 31, 2007 - 97%] of total revenue. The Company has good credit history with these customers and amounts due from them are generally received as expected. Provisions for doubtful accounts are made on an account-by-account basis.

The carrying amounts of accounts receivable, cash and cash equivalents, and funds due to merchants represent the maximum credit exposure. The maximum exposure to credit risk in terms of accounts receivable as at December 31, 2008 and December 31, 2007 was:

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

5. Financial Instruments (continued)

(a) Credit Risk (continued)

The aging of the accounts receivable as at December 31, 2008 and December 31, 2007 was:

(b) Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange risks and interest rates, will affect the fair value or future cash flows of financial instruments.

(i) Foreign exchange risk

The Company is exposed to minimal foreign exchange risk as the Company had only a nominal balance of net assets denominated in US dollars as at December 31, 2008.

(ii) Interest rate risk

The Company is exposed to minimal interest rate risk as the interest-bearing debt (convertible debentures and JG Capital loan) is fixed (notes 14 and 18).

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient working capital and cash flow generated from operations to fund the operations and settle debt and liabilities when due. All of the Company's financial liabilities, other that the convertible debentures, JG Capital loan and capital lease obligations, have contractual maturities of less than 45 days.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

5. Financial Instruments (continued)

(c) Liquidity risk (continued)

The Table below provides a summary of the contractual obligations and payments related to financial liabilities due as at December 31, 2008. The amounts disclosed are the contractual undiscounted cash flows:

6. Economic Dependence

The Company derives 92% of its transaction and processing service fee revenue (2007: 100%) through an arrangement with Chase Paymentech Solutions ("Chase") pursuant to a written agreement. The Company is economically dependent on this customer. The agreement contains covenants requiring the Company to submit audited financial statements to Chase within 60 days of fiscal year-end and to maintain a minimum financial statement current ratio and net tangible worth. The Company is not in compliance with the financial statement and minimum current ratio covenants. The Company has received a waiver of these covenants from Chase until January 31, 2010.

The Company derives 40% (2007: 94%) of its products sales and other revenue from Lease Finance Group. The Company is economically dependent on this customer.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

7. Equipment

Included in office furniture are assets under capital lease with a cost basis of $96,686 (2007: nil) and accumulated amortization of $12,223 (2007: nil)

8. Intangible Asset

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

9. Obligation under Capital Lease

The company has capital lease minimum lease payment commitments for the following amounts:

Year 2009 2010 2011 2012 2013 2014 and further Total Less: interest Principal	$ 15,551 15,551 15,551 15,551 15,551 15,552 93,307 (13,818) 79,489

10. Operating Lease Commitments

The company has operating lease commitments for office premise payments for the next five years in the following amounts:

Year 2009 2010 2011 2012 2013 Thereafter	$ 127,330 59,981 64,053 64,424 68,867 68,867 453,522

The foregoing table does not include estimates for property taxes and operating costs related to the premise lease.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

11. Share Capital

The Company is authorized to issue an unlimited number of common shares.

Issued and Fully Paid:

	Common Shares	$
Balance, December 31, 2006	10,340,000	336,950
Issued for cash through private placements	125,000	125,000
Consolidation of share capital on amalgamation of VC and WPAC	(5,815,000)	-
Reallocation of contributed surplus upon exercise of stock options (note 12)	-	847,600
Exercise of stock options for cash	900,000	24,500
Issued for cash through private placements	1,580,250	1,371,095
Share issuance costs	-	(50,142)
Balance, December 31, 2007	7,130,250	2,655,003
Reallocation of contributed surplus upon exercise of stock options (note 12)	-	918,450
Exercise of stock options for cash	975,000	23,625
Issued for cash through private placements	417,909	420,000
Balance, December 31, 2008	8,523,159	4,017,078

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

11. Common Shares (continued)

Stock Options

The Company's fixed Stock Option Plan ("the Plan") allows for 20% of the issued share capital to be reserved for issuance to employees, officers, directors, and consultants of the Company. The Board of Directors of the Company may terminate the Plan at any time provided that the termination does not alter the terms or conditions of any option or impair the right of any shareholder. Vesting provisions of the plan provide for 25% of the options upon the Grant Date and 25% every 6 months thereafter until fully vested.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

11. Share Capital (continued)

Stock Options (continued)

Stock-based compensation totaling $1,088,994 was recognized during the year ended December 31, 2008 (2007 - $1,244,545).

The fair value of stock options was estimated using the Black-Scholes option-pricing model with the following assumptions:

12. Contributed Surplus

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

13. Acquisition of Business

On February 11, 2008 the Company purchased 75% of the issued and outstanding common shares of Positive Inc. ("Positive'), a Quebec private company engaged in the business of reselling payment processing services. The results of Positive have been included in the consolidated financial statements since that date. The aggregate purchase price was $240,000 cash.

The acquisition was accounted for using the purchase method where the assets acquired and the liabilities assumed were recorded at their fair value as of the date of acquisition. Details of the fair values of net assets acquired are as follows:

All of the $172,030 of acquired intangible assets have been identified as customer relationships (see Note 8). None of the costs allocated to customer relationships or goodwill are deductible for income tax purposes.

Non-controlling interest in Positive Inc.:

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

14. Convertible Debentures

Between June 25, 2008 and July 25, 2008 the Company issued three secured convertible debentures totaling $160,000. These debentures pay interest of 15% per annum. The maturity date for $120,000 of the debentures is June 25, 2009, and the maturity date of the remaining $40,000 of debentures is July 25, 2009. The debentures were repaid in full at maturity. The debentures are secured by a fixed and floating charge on all of the Company's present and after-acquired property. All of these debentures are convertible into common shares at the discretion of the holder at any time between the maturity date and prior to repayment of all principal and accrued interest. The conversion price is to be the price paid per common share in the case of a liquidity event, and $0.75 per share in any other event. The conversion options, being equity components, belonging to these debentures have nominal fair value.

15. Related Party Transactions

The following related party transactions were incurred at the exchange amounts as agreed upon by the parties:

Several members of management have entered into consulting agreements with the Company. Upon the completion of the Proposed Transaction (see Note 18), these agreements will be terminated and they will be placed solely on the Company's payroll.

At year-end, the convertible debentures (Note 14) include $110,000 (2007: nil) from shareholders of the Company.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

16. Capital Management

The capital structure of the Company consists of shareholders' equity, convertible debentures, JG Capital loan and obligations under capital lease.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. The Board of Directors does not currently establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to enhance and sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and stage of the Company, is reasonable. The Company is subject to an externally imposed capital requirement (see Note 6). There were no changes in the Company's approach to capital management during the year.

17. Income Taxes

The components of the company's future income tax assets are as follows:

The Company has $2,033,811 in income tax non-capital loss carryforwards available to reduce taxable income of future years. These losses expire as follows:

Year 2015 2026 2027 2028	$ 79,323 416,337 932,379 605,772 2,033,811

No benefit from these loss carryforwards has been recorded in these consolidated financial statements.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

17. Income Taxes (continued)

The Company's income taxes have been calculated as follows:

18. JG Capital Loan

On September 22, 2008, the Company entered into a binding letter agreement ("Letter Agreement") with JG Capital Corp. ("JG"), a TSX Venture Exchange-listed capital pool company. This Letter Agreement contemplates the amalgamation of the Company and JG and a future equity financing (see note 21).

JG extended a loan (the "JG Capital Loan") to the Company in the amount of $225,000, on November 8, 2008, subject to the prior approval of the TSX Venture Exchange (the "Exchange"). It is management's intent that the proceeds from the JG Capital Loan and a future equity financing will be used to finance an expanded sales and marketing force for the Company and for general working capital. The JG Capital Loan accrues interest at a rate of 6% per annum, and is payable upon demand by JG in the event that the amalgamation does not occur. If the amalgamation does occur, the JG Capital Loan will be considered null and void, and the $225,000 principal and all accrued interest will not have to be repaid. The JG Capital Loan has a general security agreement over all of the Company's assets and property and is subordinated to the convertible debentures already issued.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

19. VersaCard/VersaEFT Funds

The Company maintains a separate bank account for holders of VersaCard and VersaEFT accounts who can fund and subsequently draw down on deposited funds. At December 31, 2008, the Company was holding funds on behalf of the merchants who use the VersaCard and VersaEFT services in the amount of $14,809 (December 31, 2007: $nil). The funds held for/due to customers are comprised of funds from transaction payment processing and funds from pre-authorized debit services provided on behalf of customers.

20. Supplementary Cash Flow Information:

Non-cash investing transaction not included in cash flows:

21. Subsequent events

JG (see note 18) intends to file an Information Circular with the Exchange on or about November 27, 2009. The Information Circular is subject to a number of mutual conditions including (but not limited to) the amalgamation of the Company with JG, completion of an equity financing to raise proceeds of $2 million - $4 million, Board of Directors and other requisite approvals (including Exchange approval), the execution of employment agreements for all key personnel of the Company and the satisfaction of the minimum listing requirements of the Exchange.

There can be no assurance that the amalgamation with JG will be completed.

VERSAPAY CORPORATION

WESTERN PACIFIC ACCEPTANCE CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

VERSAPAY CORPORATION

WESTERN PACIFIC ACCEPTANCE CORP.

BALANCE SHEET AS AT DECEMBER 31, 2006

ASSETS
Current Assets
Cash Sales taxes receivable	$246,910 2,447
249,357
Property, Plant and Equipment (Notes 2 and 3)	11,251
$260,608

SHAREHOLDERS' EQUITY
Capital Stock
Authorized - unlimited
Issued and fully paid:
10,340,000 common shares	336,950
Deficit	(76,342)
$260,608

SIGNED ON BEHALF OF THE BOARD

  "Jason Gurandiano"                       DIRECTOR

  "Michael Gokturk"                          DIRECTOR

VERSAPAY CORPORATION

WESTERN PACIFIC ACCEPTANCE CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006
Revenue	$ -

Expenses
Advertising and promotion	1,276
Amortization	1,545
Consulting	31,741
Interest and bank charges	619
Insurance	800
Office	2,743
Professional fees	1,795
Rent	17,645
Taxes and licenses	1,306
Telephone	1,563
Travel	15,309

76,342

Net Loss for the Year	(76,342)
Retained Earnings, Beginning of Year
Deficit, End of Year	$ (76,342)

WESTERN PACIFIC ACCEPTANCE CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1.        INCORPORATION

The company was incorporated under the Canada Business Corporations Act on November 2, 2005 but commenced active business operations in 2006.

2.        SUMMARY OF ACCOUNTING POLICIES

Property, Plant and Equipment

The company records property, plant and equipment at cost with amortization charged to the accounts on the declining balance method at the following rates:

Asset Computer Furniture and fixtures	Rate 30% 20%	Method Declining method Declining method

3.        PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Cost	Accumulated Amortization	Net book Value
Computer Office furniture	$ 5,304 _ 7,492 $12,796	$ 796 ___749 $1,545	$ 4,508 _ 6,743 $11,251

4.        CASH FLOW STATEMENT

A cash flow statement has not been prepared as the information is readily apparent from other financial statements and notes to the financial statements.

VERSAPAY CORPORATION

______________________________________________________________

VERSAPAY CORPORATION

______________________________________________________________

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(Unaudited)

VERSAPAY CORPORATION

June 30, 2009

Page
Consolidated Financial Statements

Consolidated Balance Sheets	1

Consolidated Statements of Loss, Comprehensive Loss, and Deficit	2

Consolidated Statements of Cash Flow	3

Notes to Consolidated Financial Statements	4 - 18

VERSAPAY CORPORATION

CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30 2009 $	(Audited) December 31 2008 $
ASSETS		
Current		
Cash and cash equivalents	**520,847**	325,175
Funds held for merchants (note 16)	**857,556**	14,809
Receivables	**398,771**	342,776
Inventory	**17,286**	12,186
Prepaid expenses	**12,892**	13,055
	1,807,352	708,001
Equipment (note 6)	**174,805**	174,901
Intangible Asset (note 7)	**120,421**	137,624
Goodwill	**55,295**	55,295
	2,157,873	1,075,821
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**489,414**	566,694
Funds due to merchants (note 16)	**857,556**	14,809
Deferred revenue	**11,996**	10,000
Convertible debentures (note 12)	**120,000**	160,000
JG Capital Loan (note 15)	**225,000**	225,000
Current portion of obligation under capital lease (note 8)	**11,502**	11,163
	1,715,468	987,666
Obligation under Capital Lease, net of current portion (note 8)	**62,490**	68,326
	1,777,958	1,055,992
Non-Controlling Interest in Positive Inc. (note 11)	**13,079**	19,154
SHAREHOLDERS' EQUITY		
Share Capital (note 9)	**4,754,783**	4,017,078
Contributed Surplus (note 10)	**488,523**	567,489
Deficit	**(4,876,470)**	(4,583,892)
	366,836	675
	2,157,873	1,075,821

Basis of Presentation (note 1)

Continuance of Operations (note 2)

Economic Dependence (note 5)

APPROVED ON BEHALF OF THE BOARD:

"Michael Gokturk" Director *"Jason Gurandiano"* Director

VERSAPAY CORPORATION

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2009 **$**	2008 $	**2009** **$**	2008 $
Revenue				
Transaction processing fees	**1,711,526**	804,554	**3,127,113**	1,303,633
Product sales and other	**208,976**	519,900	**491,430**	912,848
VersaCard/EFT fees	**74,388**	9,315	**129,879**	9,315
	1,994,890	1,333,769	**3,748,422**	2,225,796
Expenses				
Cost of services	**1,102,100**	552,056	**2,034,189**	927,768
Cost of products sold	**184,010**	448,989	**506,234**	847,213
VersaCard/EFT costs	**44,137**	6,903	**70,248**	6,903
Amortization	**19,754**	20,405	**39,160**	36,791
Bad debts	**4,952**	-	**4,952**	-
Bank charges and interest	**12,560**	5,834	**26,689**	9,060
Consulting fees (note 13)	**139,888**	160,446	**280,400**	291,707
Foreign exchange loss (gain)	**210**	-	**210**	(10,526)
General and administrative	**59,391**	61,760	**93,370**	107,183
Marketing and promotion	**17,353**	27,412	**44,366**	94,619
Professional fees (note 13)	**85,365**	7,066	**110,386**	53,145
Rent and occupancy	**54,471**	58,229	**99,758**	96,424
Salaries and benefits	**219,530**	181,941	**392,065**	335,562
Stock-based compensation (note 9)	**202,925**	435,475	**202,925**	504,938
Telecom & wireless connection fees	**42,520**	41,552	**104,145**	67,151
Travel	**22,450**	4,616	**37,979**	43,461
	2,211,616	2,012,684	**4,047,076**	3,411,399
Operating Loss	**(216,726)**	(678,915)	**(298,654)**	(1,185,603)
Other Income	**-**	1,479	**-**	4,812
Loss before NCI	**(216,726)**	(677,436)	**(298,654)**	(1,180,791)
Non-Controlling Interest (note 11)	**(4,397)**	5,218	**6,076**	1,284
Net and Comprehensive Loss for the Period	**(221,123)**	(672,218)	**(292,578)**	(1,179,507)
Deficit, beginning of period	**(4,655,347)**	(3,057,081)	**(4,583,892)**	(2,549,792)
Deficit, end of period	**(4,876,470)**	(3,729,299)	**(4,876,470)**	(3,729,299)
Loss per Share - basic and diluted	**$ (0.03)**	$ (0.09)	**$ (0.03)**	$ (0.16)
Weighted average number of common shares outstanding	**8,831,751**	7,445,360	**8,677,866**	7,315,885

See accompanying notes to the consolidated statements.

VERSAPAY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2009 $	2008 $	**2009 $**	2008 $
Cash Provided By (Used In) Operating Activities				
Net loss for the period	**(221,123)**	(672,218)	**(292,578)**	(1,179,507)
Items not affecting cash:				
- amortization	**19,754**	20,405	**39,160**	36,791
- stock-based compensation	**202,925**	435,475	**202,925**	504,938
- non-controlling interest	**4,397**	(5,218)	**(6,076)**	(1,284)
	5,953	(221,556)	**(56,569)**	(639,062)
Change in non-cash working capital items				
receivables	**(289,469)**	(120,247)	**(55,995)**	9,025
inventory	**-**	(1,386)	**(5,100)**	(1,386)
prepaid expenses	**3,554**	(12,040)	**163**	(6,415)
accounts payable and accrued liabilities	**(143,020)**	129,076	**(77,280)**	214,610
deferred revenue	**579**	-	**1,996**	-
	(422,403)	(226,153)	**(192,785)**	(423,228)
Cash Provided by (Used In) Financing Activities				
Issuance of convertible debentures	**-**	160,000	**-**	160,000
Issuance of common shares, net of issuance costs	**409,724**	175,000	**415,816**	302,507
Capital lease principal payments	**(2,769)**	(874)	**(5,498)**	(874)
	406,955	334,126	**410,318**	461,633
Cash Used in Investing Activities				
Purchase of equipment	**(16,846)**	(3,272)	**(21,861)**	(54,139)
Purchase of Positive Inc., net of cash	**-**	(40,000)	**-**	(240,000)
	(16,846)	(43,272)	**(21,861)**	(294,139)
(Decrease) Increase in Cash	**(32,294)**	64,700	**195,672**	(255,734)
Cash, opening of period	**553,141**	206,946	**325,175**	527,381
Cash, ending of period	**520,847**	271,647	**520,847**	271,647
Supplementary Cash Flow Information:				
Interest paid	**4,119**	4,261	**8,471**	5,402

See Note 17 for Additional Cash Flow Information

See accompanying notes to the consolidated financial statements.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

1. Basis of Presentation

The consolidated balance sheet of VersaPay Corporation and its subsidiaries (collectively "the Company) as of June 30, 2009, and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for the three and six months ended June 30, 2009 and 2008, are unaudited. In the opinion of management, all adjustments necessary for fair presentation of such financial statements are included herein. Other than those discussed in notes below, such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

The Company's consolidated financial statements and notes include the accounts of the Company and its 75%-owned subsidiary, Positive Inc. and have been prepared by management. They are presented in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of operations for the foreseeable future (see note 2). Intercompany accounts and transactions have been eliminated on consolidation. Unless otherwise noted, the accounting policies of the Company are unchanged from those set out in Note 3 of the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2008. These consolidated financial statements and notes should be read in conjunction with the annual consolidated financial statements of the Company and related notes as at and for the year ended December 31, 2008.

2. Continuance of Operations

The Company's ability to generate sufficient cash flows to maintain normal operations, if unsuccessful, will result in it not being able to continue as a going concern. The Company has incurred losses since inception (six months ended June 30, 2009 - net loss for the period totaled $292,578; December 31,2008 - net loss for the year totaled $2,033,920) and as at June 30, 2009 had accumulated a deficit of $4,876,470. Accordingly, there is significant uncertainty about the Company's ability to continue as a going concern. Management has been able, thus far, to finance operations through equity and debt financings and will continue, as appropriate, to seek financing from these and other sources; however, there are no assurances that any such financings can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain financing, generate sufficient cash flows and, ultimately, achieve profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements of the periods presented do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

3. Recently Issued Accounting Pronouncements:

[a] CICA Handbook Section 3064 "Goodwill and Intangible Assets," which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems, licenses, intellectual property, market knowledge and trademarks. Section 1000 - Financial Statement Concepts was also amended to provide consistency with this new standard.

These sections are applicable to fiscal years beginning on or after October 1, 2008. The adoption of this standard is not expected to have an impact on the Company's consolidated financial statements.

[b] CICA Handbook Section 1582 "Business Combinations," which will replace Section 1581 of the same name. This Section establishes revised standards for the accounting for a business combination, which are aligned with International Financial Reporting Standards on business combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period under IFRS.

This new standard is applicable to fiscal years beginning on or after January 1, 2011. The Company will adopt these new standards on January 1, 2011 and is currently evaluating the impact of its adoption on its financial statements.

[c] The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 will also be permitted.

Implemented IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an effect on taxes, contractual commitments involving GAAP-based clauses, long-term employee compensation plans and performance metrics. Accordingly, if the Company becomes a publicly accountable enterprise and develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements, and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

4. Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, funds held for merchants, accounts receivable, accounts payable and accrued liabilities, funds due to merchants, convertible debentures and JG Capital loan, the carrying amounts approximate fair values due to their short-term nature. The carrying value of obligations under capital lease approximates the fair value based on the discounted cash flows at market price.

The Company has classified its financial instruments as follows:

- Cash and cash equivalents - Funds held for merchants - Accounts receivable - Accounts payable and accrued liabilities - Funds due to merchants - Convertible debentures - JG Capital loan	Held for trading Held for trading Loans and receivables Other liabilities Other liabilities Other liabilities Other liabilities

The carrying value and fair value of financial instruments as at June 30, 2009 and December 31, 2008 are summarized as follows:

Financial instruments risk, exposure and management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, and liquidity risk.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

4. Financial Instruments (continued)

(a) Credit Risk

The only financial instruments that potentially subjects the Company to concentrations of credit risk are its accounts receivable, cash and cash equivalents, and funds due to merchants. Management is of the opinion that any risk of accounting loss on accounts receivable is significantly reduced due to the financial strength of the Company's major customers. All of the cash and cash equivalents and funds due to merchants are held with Canadian chartered banks. As at June 30, 2009 three [December 31, 2008 - three] customers represent 77% [December 31, 2008 - 85%] of the accounts receivable balance. For the three months ended June 30, 2009 two [June 30, 2008 - two] customers represent 87% [three months ended June 30, 2008 - 78%] of total revenue. For the six months ended June 30, 2009 two [June 30, 2008 - two] customers represent 88% [six months ended June 30, 2008 - 71%] of total revenue. The Company has good credit history with these customers and the amounts due from them are generally received as expected. Provisions for doubtful accounts are made on an account-by-account basis.

The carrying amounts of accounts receivable, cash and cash equivalents, and funds due to merchants represent the maximum credit exposure. The maximum exposure to credit risk in terms of accounts receivable as at June 30, 2009 and December 31, 2008 was:

The aging of the accounts receivable as at June 30, 2009 and December 31, 2008 was:

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

4. Financial Instruments (continued)

(b) Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange risks and interest rates which affect the Company's income or the value of its financial instruments.

(i) Foreign exchange risk

The Company is exposed to minimal foreign exchange risk as the Company had only a nominal balance of net assets denominated in US dollars as at June 30, 2009.

(ii) Interest rate risk

The Company is exposed to minimal interest rate risk as the interest-bearing debt (convertible debentures and JG Capital loan) is fixed.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient working capital and cash flow generated from operations to fund the operations and settle debt and liabilities when due. All of the Company's financial liabilities, other that the convertible debentures, JG Capital loan and capital lease obligations have contractual maturities of less than 45 days.

The table below provides a summary of the contractual obligations and payments related to financial liabilities due as at June 30, 2009. The amounts disclosed are the contractual undiscounted cash flows:

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

5. Economic Dependence

The Company derives 96% of its transaction and processing service fee revenue (2008: 92%) through an arrangement with Chase Paymentech ("Chase") pursuant to a written agreement. The Company is economically dependent on this customer. The agreement contains covenants requiring the Company to submit audited financial statements to Chase within 60 days of fiscal year-end and to maintain a minimum financial current ratio and net tangible worth. The Company is not in compliance with the financial statement and minimum current ratio covenants. The Company has received a waiver of these covenants from Chase until January 31, 2010.

For the six months ended June 30, 2009, the Company derives 55% (2008: 40%) of its product sales and other revenue from Lease Finance Group. The Company is economically dependent on this customer.

6. Equipment

Included in office furniture are assets under capital lease with a cost basis of $96,686 (December 31, 2008: $96,686) and accumulated amortization of $19,387 (December 31, 2008: $12,223)

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

7. Intangible Asset

8. Obligation under Capital Lease

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

9. Share Capital

The Company is authorized to issue an unlimited number of common shares.

Issued and Fully Paid:

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

9. Share Capital (continued)

Stock Options

The Company's fixed Stock Option Plan ("the Plan") allows for 20% of the issued share capital to be reserved for issuance to employees, officers, directors, and consultants of the Company. The Board of Directors of the Company may terminate the Plan at any time provided that the termination does not alter the terms or conditions of any option or impair the right of any shareholder. Vesting provisions of the plan provide for 25% of the options upon the Grant Date and 25% every 6 months thereafter until fully vested.

The options outstanding at June 30, 2009 expire as follows:

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

9. Share Capital (continued)

Stock Options (continued)

During the three and six months ended June 30, 2009, the Company did not grant any stock options under the Plan. During the three months ended June 30, 2008, the Company granted 550,000 stock options under the Plan. During the six months ended June 30, 2008, the Company issued 600,000 stock options under the Plan. Stock-based compensation totaling $202,925 was recognized during the three months ended June 30, 2009 (2008: $435,475), and $202,925 during the six months ended June 30, 2009 (2008: $504,938).

The fair value of stock options granted during the three and six months ended June 30, 2008 was estimated using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield Expected volatility Risk-free interest rate Expected option life	0% 80% 2.86% 5 years

10. Contributed Surplus

11. Non-Controlling Interest in Positive Inc.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

12. Convertible Debentures

Between June 25, 2008 and July 25, 2008 the Company issued three secured convertible debentures totaling $160,000, paying interest of 15% per annum. The maturity date for $120,000 of the debentures was June 25, 2009, and the maturity date of the remaining $40,000 debenture was July 25, 2009. The conversion options, being equity components, belong to these debentures, have nominal value.

The $40,000 debenture was converted into 40,000 common shares at the request of the debenture holder in June 2009 (see note 9). As at June 30, 2009, the $120,000 of debentures that matured on June 25, 2009 had not yet been paid out to the debenture-holders; they were subsequently paid out in July 2009.

13. Related Party Transactions

The following related party transactions were incurred at the exchange amounts as agreed upon by the parties:

Three Months ended June 30	
	2009	2008
	$	$
Consulting fees paid to shareholders of the Company	**112,316**	93,436
Professional fees paid to a company owned by a director of the Company	**415**	-
Professional fees paid to a shareholder of the Company	**7,176**	6,363
	119,907	99,799

	Six Months ended June 30	
	2009	2008
	$	$
Consulting fees paid to shareholders of the Company	**237,251**	179,603
Professional fees paid to a company owned by a director of the Company	**415**	5,520
Professional fees paid to a shareholder of the Company	**13,176**	18,783
	250,842	203,906

At the period-end, the convertible debentures (note 12) include $70,000 (December 31, 2008: $110,000) from shareholders of the Company.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

14. Capital Management

The capital structure of the Company consists of shareholders' equity, convertible debentures, JG Capital loan and obligations under capital lease.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. The Board of Directors does not currently establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to enhance and sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and stage of the Company, is reasonable. The Company is subject to an externally imposed capital requirement (see Note 5). There were no changes in the Company's approach to capital management during the period.

15. JG Capital Loan

On September 22, 2008, the Company entered into a binding letter agreement ("Letter Agreement") with JG Capital Corp. ("JG"), a TSX Venture Exchange-listed capital pool company. This Letter Agreement contemplates the amalgamation of the Company and JG and a future equity financing (see note 18).

JG extended a loan (the "JG Capital Loan") to the Company in the amount of $225,000, on November 8, 2008, subject to the prior approval of the TSX Venture Exchange (the "Exchange"). It is management's intent that the proceeds from the JG Capital Loan and a future equity financing will be used to finance an expanded sales and marketing force for the Company and for general working capital. The JG Capital Loan accrues interest at a rate of 6% per annum, and is payable upon demand by JG in the event that the amalgamation does not occur. If the amalgamation does occur, the JG Capital Loan will be considered null and void, and the $225,000 principal and all accrued interest will not have to be repaid. The JG Capital Loan has a general security agreement over all of the Company's assets and property and is subordinated to the convertible debentures already issued.

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2009

16. VersaCard/VersaEFT Funds

The Company makes a bank account available for holders of VersaCard and VersaEFT accounts who can fund and subsequently draw down on deposited funds. At June 30, 2009 the Company was holding funds on behalf of the merchants who use the VersaCard and VersaEFT services in the amount of $857,556 (December 31, 2008: $14,809). The funds held-due to customers are comprised of funds from transaction payment processing and funds from pre-authorized debit services provided on behalf of customers.

17. Additional Cash Flow Information:

Non-cash investing transaction not included in cash flows:

Non-cash financing transaction not included in cash flows:

VERSAPAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2009

18. Subsequent events

JG (see note 15) intends to file an Information Circular with the Exchange on or about November 27, 2009. The Information Circular is subject to a number of mutual conditions including (but not limited to) the amalgamation of the Company with JG, completion of an equity financing to raise proceeds of $2 million - $4 million, Board of Directors and other requisite approvals (including Exchange approval), the execution of employment agreements for all key personnel of the Company and the satisfaction of the minimum listing requirements of the Exchange.

There can be no assurance that the amalgamation with JG will be completed.

Schedule "D"
PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

JG CAPITAL CORP.

PRO-FORMA CONSOLIDATED BALANCE SHEET

(Unaudited - Prepared by Management)

JUNE 30, 2009

JG CAPITAL CORP.
PRO-FORMA CONSOLIDATED BALANCE SHEET
(Unaudited - prepared by management)
JUNE 30, 2009

JG CAPITAL CORP.
NOTES TO PRO-FORMA CONSOLIDATED BALANCE SHEET
(Unaudited - prepared by management)
JUNE 30, 2009

1. BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated balance sheet of JG Capital Corp. (the "Company") as of June 30, 2009 has been prepared by management of JG Capital Corp. for inclusion in the Information Circular of JG Capital Corp. dated November 27, 2009, after giving effect to the share exchange between Versapay Corporation ("Versapay") and the Company and the issuance by Versapay of 1,333,333 common shares at a price of $1.50 per share (the "Financing"). The completion of these transactions is subject to a number of conditions including, among other things, regulatory approval and acceptance of the acquisition as the Company's Qualifying Transaction and concurrent completion of the Financing.

The unaudited pro-forma consolidated balance sheet of the Company has been derived from the unaudited consolidated balance sheet of the Company as at June 30, 2009 and the unaudited balance sheet of Versapay as at June 30, 2009.

The June 30, 2009 unaudited pro-forma consolidated balance sheet has been prepared as if the transactions described in Note 2 had occurred on June 30, 2009 and represents the related assets and liabilities included in the June 30, 2009 unaudited balance sheet of Versapay and the June 30, 2009 unaudited consolidated balance sheet of the Company.

The unaudited pro-forma consolidated balance sheet is not intended to reflect the financial position of the Company which would have actually resulted had the proposed transactions described in Note 2 and other pro-forma adjustments occurred as assumed. Further, this unaudited pro-forma financial information is not necessarily indicative of the financial position that may be attained in the future.

The unaudited pro-forma consolidated balance sheet should be read in conjunction with the financial statements disclosed above.

2. PRO-FORMA ASSUMPTIONS

The unaudited pro-forma consolidated balance sheet incorporates the following pro-forma assumptions:

(a)        The grant (but not exercise) of the Agents' options to acquire up to 50,000 common shares of the Company at a price of $1.50 per share.

(b)        The payment of the remaining $17,500 corporate finance fee to the Agent.

(c)        The elimination of the $225,000 JG Capital Loan and all $8,803 of accrued interest.

(d)        Capitalization of $161,553 deferred acquisition and $27,500 deferred share issuance costs.

(e)        Completion of a private placement offering of 1,333,333 subscription receipts of Versapay for gross proceeds of $2,000,000 and conversion to 1,333,333 common shares of the Versapay.

(f)        The payment of $160,000 commission and issuance of 133,333 warrants of Versapay to the Agent.

(g)        The acquisition of Versapay by the Company.

(h)        The issuance of 750,000 options and 193,632 warrants after June 30, 2009.

(i)        Fractions of shares resulting from the 7.5 to 1 consolidation have been rounded down.

JG CAPITAL CORP.

NOTES TO PRO-FORMA CONSOLIDATED BALANCE SHEET

(Unaudited - prepared by management)

JUNE 30, 2009

2.          PRO-FORMA ASSUMPTIONS (continued)

The Company acquired all the issued share capital of Versapay in exchange for issuing 9,411,059 common shares of the Company to shareholders of Versapay. As a result of the share exchange, the former shareholders of Versapay, for accounting purposes, will be considered to have acquired control of the Company. Accordingly, the acquisition of the Company is accounted for as a reverse takeover and effectively as a capital transaction of Versapay. The net assets acquired by Versapay under this recapitalization are as follows:
Cash Receivables Prepaids Accounts payable and accrued liabilities	$2,938 2,595 2,500 (28,410) $ (20,377)

3.          SHARE CAPITAL

Share capital as at June 30, 2009 in the unaudited pro-forma consolidated balance sheet is comprised of the following:

Number of Shares	Amount $
Share capital as set out in the unaudited balance sheet of the Company	6,600,000	402,931
Share consolidation on a 7.5-to-1 bases (Note 2h)	(5,720,008)	-
Grant of options to Agents (Note 2a)	-	45,156
Issue costs related to agent corporate finance fee (Note 2b)	-	(17,500)
Capitalization of deferred acquisition costs and deferred share issue costs (Note 2d)	-	(189,053)
Share capital as set out in the unaudited balance sheet of Versapay	9,291,059	4,754,783
Shares of Versapay issued since June 30, 2009 before the private placement of Versapay	120,000	120,000
Shares issued in connection with private placement of Versapay (Note 2e)	1,333,333	2,000,000
Issue costs related to agent's commission (Note 2f)	-	(160,000)
Share capital of the Company eliminated on acquisition	-	(477,931)
	11,624,384	6,478,386

4.          PRO FORMA EFFECTIVE INCOME TAX RATE

The pro forma effective income tax rate that will be applicable to consolidated operations of the Company is 30.53%.

Federal tax rate Federal tax abatement General rate reduction Weighted provincial tax rates	38.00% (10.00) (9.00) 11.53 30.53%

Schedule "E"
JGC/RI STOCK OPTION PLAN

JG Capital Corp.
(the "Company")

FIXED STOCK OPTION PLAN
As approved by the Board of Directors on November 25, 2009, subject to shareholder approval at the next annual general meeting of the Company

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1        The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the TSXV Policies and any inconsistencies between this Plan and the TSXV Policies) will be resolved in favour of the latter.

Effective Date

1.2        Subject to obtaining approval for this Plan from the Company's shareholders and the Exchange, this Plan will be effective as of the date that the Exchange issues its bulletin confirming that the Company has completed its qualifying transaction pursuant to Policy 2.4.

Definitions

1.3        In this Plan

(a)        Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

(b)        Associate has the meaning set out in the Securities Act;

(c)        Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

(d)        CPC means a corporation:

(i)        that has been incorporated or organized in a jurisdiction in Canada;

(ii)       that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with Policy 2.4; and

(iii)      in regard to which the Final Exchange Bulletin has not yet been issued in accordance with Policy 2.4;

(e)        Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i)        any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii)       any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company;

(f)        Common Shares means the common shares in the capital of the Company providing such class is listed on the TSXV;

(g)        Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;

(h)        Consultant means an individual or Consultant Company, other than an Employee, Officer or Director that:

(i)        provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)       provides the services under a written contract between the Company or an Affiliate and the individual or the Consultant Company;

(iii)      in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv)       has a relationship with the Company or an Affiliate of the Company that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

(i)        Consultant Company means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(j)        Directors means the directors of the Company as may be elected from time to time;

(k)        Discounted Market Price has the meaning assigned by Policy 1.1 of the TSXV Policies;

(l)        Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to Common Shares beneficially owned by Insiders who are Service Providers or their Associates;

(m)        Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

(n)        Effective Date for an Option means the date of grant thereof by the Board;

(o)        Employee means:

(i)        an individual who is considered an employee under the Income Tax Act (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)       an individual who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)      an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

(p)        Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(q)        Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(r)        Insider means an insider as defined in the TSXV Policies or as defined in securities legislation applicable to the Company;

(s)        Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSXV Policies;

(t)        Management Company Employee means an individual employed by a Person providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in Investor Relations Activities;

(u)        Officer means a Board appointed officer of the Company;

(v)        Option means the right to purchase Common Shares granted hereunder to a Service Provider;

(w)        Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A attached hereto;

(x)        Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

(y)        Optionee means a Director, Employee or Consultant of the Company, or a Company (as defined in the TSXV Policies) that is wholly owned by such individuals, to whom an Option is granted pursuant to the Plan;

(z)        Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(aa)      Participant means a Service Provider that becomes an Optionee;

(bb)      Person includes a company, any unincorporated entity, or an individual;

(cc)      Plan means this share option plan, the terms of which are set out herein or as may be amended;

(dd)      Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in Section 2.2;

(ee)      Policy 2.4 means TSXV Policy 2.4 - Capital Pool Companies, available for review at www.tmx.com/en/pdf/Policy2-4.pdf.

(ff)      Regulatory Approval means the approval of the TSXV and any other securities regulatory authority that has lawful jurisdiction over the Plan and any Options issued hereunder;

(gg)      Securities Act means the Securities Act, R.S.O. 1990, c. S.5 (as amended) or any successor legislation;

(hh)      Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee, Consultant or Company Consultant, and also includes a company, 100% of the share capital of which is beneficially owned by one or more Service Providers;

(ii)      Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, or stock option plan involving the issuance or potential issuance of Common Shares to a Service Provider;

(jj)      Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders' meeting;

(kk)      TSXV means the TSX Venture Exchange and any successor thereto; and

(ll)      TSXV Policies means the rules and policies of the TSXV as amended from time to time.

Other Words and Phrases

1.4        Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSXV Policies, will have the meaning assigned to them in the TSXV Policies.

Gender

1.5        Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1        Subject to Section 1.2, this Plan is hereby established to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2        The maximum number of Plan Shares that may be reserved for issuance under the Plan is 2,324,878 Common Shares, which will not be more than 20% of the total number of issued and outstanding Common Shares as at the date that the Exchange has issued its bulletin confirming that the Company has completed its qualifying transaction pursuant to Policy 2.4, less any Common Shares reserved for issuance under share options granted under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the TSXV Policies.

Eligibility

2.3        Subject to the provisions of Policy 2.4, Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are not individuals will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its securities, or to issue more of its securities (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSXV and the Company is obtained.

Options Granted Under the Plan

2.4        All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5        Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6        Subject to Section 2.9, the following restrictions on issuances of Options are applicable under the Plan:

(a)        no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Outstanding Shares (unless the Company has obtained Disinterested Shareholder Approval to do so);

(b)        the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12-month period cannot exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of the TSXV;

(c)        the aggregate number of Options granted to any one Consultant in any 12 month period cannot exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of the TSXV; and

(d)        until the Company ceases to be a CPC, no Options may be granted to Service Providers engaged in Investor Relations Activities, and all options granted to Service Providers will be subject to the provisions of Policy 2.4.

Options Not Exercised

2.7        In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issuance.

Powers of the Board

2.8        The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to

(a)        allot Common Shares for issuance in connection with the exercise of Options;

(b)        grant Options hereunder;

(c)        subject to any necessary Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSXV Policies or the Company's tier classification thereunder;

(d)        delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(e)        amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms hereof.

Terms or Amendments Requiring Disinterested Shareholder Approval

2.9        The Company shall obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(a)        the Plan, together with all of the Company's other Share Compensation Arrangements, could result at any time in:

(i)        the aggregate number of Common Shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares (in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares);

(ii)       the number of Optioned Shares issued to Insiders within a one-year period exceeding 10% of the Outstanding Shares (in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares); or,

(iii)      the issuance to any one Optionee, within a 12-month period, of a number of Common Shares exceeding 5% of Outstanding Shares; or

(b)        any reduction in the Exercise Price of an Option previously granted to an Insider.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1        The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Discounted Market Price.

Term of Option

3.2        An Option can be exercisable for a maximum of 10 years from the Effective Date.

Option Amendment

3.3        Subject to Section 2.9(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Common Shares commenced trading on the TSXV, and the date of the last amendment of the Exercise Price.

3.4        An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in Section 3.2.

3.5        Any proposed amendment to the terms of an Option must be approved by the TSXV prior to the exercise of such Option.

Vesting of Options

3.6        Subject to Section 3.7, vesting of Options shall be at the discretion of the Board, and will generally be subject to:

(a)        the Service Provider remaining employed by or continuing to provide services to the Company or any of its Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its Affiliates during the vesting period; or

(b)        the Service Provider remaining as a Director of the Company or any of its Affiliates during the vesting period.

Vesting of Options Granted to Consultants Conducting Investor Relations Activities

3.7        Notwithstanding Section 3.6, Options granted to Consultants conducting Investor Relations Activities will vest:

(a)        over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or

(b)        such longer vesting period as the Board may determine.

Optionee Ceasing to be Director, Employee or Service Provider

3.8        No Option may be exercised after the Service Provider has left his or her employ/office or has been advised by the Company that his or her services are no longer required or his or her service contract has expired, except as follows:

(a)        in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b)        in the case where the Optionee has ceased to be employed by or provide services to the Company (other than in the case of death or dismissal from employment or service for cause), any Option granted to such Optionee will, unless otherwise extended at the discretion of the Board as permissible under the TSXV Policies, expire 30 days after the date the Optionee ceased to be employed by or provide services to the Company, but only to the extent that such Option has vested at the date the Optionee ceased to be so employed by or provide services to the Company; and

(c)        in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

Non Assignable

3.9        Subject to Section 3.8, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.10      The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)        in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)        in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)        in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)        in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this Section 3.10;

(e)        an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f)        the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this Section 3.10, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)        if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this Section 3.10, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1        Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2        An Optionee who wishes to exercise his Option may do so by delivering

(a)        a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)        a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price by the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3        As soon as practicable after receipt of the notice of exercise described in Section 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. In addition to any resale restrictions under applicable securities laws, where the Exercise Price of the Option is based on the Discounted Market Price, all Options and any Common Shares issued on the exercise of the Options must be legended with the TSXV's hold period of 4 months commencing on the date the Options were granted.

ARTICLE 5
GENERAL

Employment and Services

5.1        Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee is voluntary.

No Representation or Warranty

5.2        The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of each Participant and not the Company.

Interpretation

5.3        The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of Plan

5.4        The Plan will become effective from and after the date the common shares of the Company are listed on the TSXV, and will remain effective unless changed or amended with the appropriate requisite Regulatory Approval and Shareholder Approval.

SCHEDULE A

FIXED STOCK OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________, ________ (the "Effective Date") JG Capital Corp. (the "Company") has granted to ___________________________________________ (the "Optionee"), an Option to acquire ______________ Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, ______ (the "Expiry Date") at an Exercise Price of Cdn$____________ per share.

Optioned Shares will vest and may be exercised as follows:

{COMPLETE ONE}

____________     [as of the Effective Date]

or

____________     As follows: [INSERT VESTING TERMS]

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and forms part hereof.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment, the text of which is as follows. [A TSX Venture Exchange listed Issuer may grant stock options without a hold period, provided the exercise price of the options is set at or above the market price of the Company's shares rather than below.].

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL 12:00 A.M. (MIDNIGHT) ON [insert date 4 months from the date of grant]".

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Service Provider (as defined in the Plan), entitled to receive Options under TSX Venture Exchange Policies.

The Optionee also acknowledges and consents to the collection and use of Personal Information (as defined in the Policies of the TSX Venture Exchange) by both the Company and the TSX Venture Exchange as more particularly set out in the Acknowledgement - Personal Information in use by the TSX Venture Exchange on the date of this Share Option Plan.

JG Capital Corp.

_____________________________________
Authorized Signatory

_____________________________________
(SIGNATURE OF OPTIONEE)

Schedule "F"
DISSENT RIGHTS - SECTION 185 OF THE OBCA

Rights of dissenting shareholders

185.

1.        Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)        amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)        amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)        amalgamate with another corporation under sections 175 and 176;

(d)        be continued under the laws of another jurisdiction under section 181; or

(e)        sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

2.        If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)        clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)        subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

2.1        The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

3.        A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)        amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)        deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder's right to be paid fair value

4.        In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

5.        A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

6.        A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

7.        The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

8.        The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

9.        A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

10.      A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)        the shareholder's name and address;

(b)        the number and class of shares in respect of which the shareholder dissents; and

(c)        a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

11.      Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

12.      A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

13.      A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

14.      On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)        the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)        the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)        the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

15.      A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)        a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)        if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

16.      Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

17.      Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

18.      Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

19.      If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

20.      A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

21.      If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

22.      Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)        has sent to the corporation the notice referred to in subsection (10); and

(b)        has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

23.      All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

24.      Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

25.      The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

26.      The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

27.      The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

28.      Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

29.      Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)        withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)        retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

30.      A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)        the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)        the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

31.      Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

32.      The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

Schedule "G"
DISSENT RIGHTS - SECTION 190 OF THE CBCA

            190. (1) Right to dissent -- Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)        amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)        amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)        amalgamate otherwise than under section 184;

(d)        be continued under section 188;

(e)        sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)        carry out a going-private transaction or a squeeze-out transaction.

             (2)  Further right -- A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

             (2.1) If one class of shares -- The right to dissent described in subsection (2) applies even if there is only one class of shares.

             (3) Payment for shares -- In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

             (4) No partial dissent -- A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

             (5) Objection -- A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

             (6) Notice of resolution -- The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

             (7) Demand for payment -- A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)        the shareholder's name and address;

(b)        the number and class of shares in respect of which the shareholder dissents; and

(c)        a demand for payment of the fair value of such shares.

             (8) Share certificate -- A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

             (9) Forfeiture -- A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

             (10) Endorsing certificate -- A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

             (11) Suspension of rights -- On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)        the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)        the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)        the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

             (12) Offer to pay -- A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)        a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)        if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

             (13) Same terms -- Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

             (14) Payment -- Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

             (15) Corporation may apply to court -- Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

             (16) Shareholder application to court -- If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

             (17) Venue -- An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

             (18) No security for costs -- A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

             (19) Parties -- On an application to a court under subsection (15) or (16),

(a)        all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)        the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

             (20) Powers of court -- On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

             (21) Appraisers -- A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

             (22) Final order -- The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

             (23) Interest -- A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

             (24) Notice that subsection (26) applies -- If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

             (25) Effect where subsection (26) applies -- If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)        withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)        retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

             (26) Limitation -- A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)        the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)        the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

1994, c. 24, s. 23; 2001, c. 14, ss. 94(2), (3), 135 (Sched., s. 64)

Schedule "H"
ACKNOWLEDGEMENT - PERSONAL INFORMATION

The undersigned hereby acknowledge and agrees that it has obtained the express written consent of each individual to:

a)   The disclosure of Personal Information by the undersigned to the Exchange pursuant to the Information Circular; and

b)   The collection, use and disclosure of Personal Information by the Exchange (as defined in Appendix 6B) for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

"Marc Cernovitch"	"Nick DeMare"
Marc Cernovitch, President and Chief Executive Officer of JG Capital Corp.	Nick DeMare, Chief Financial Officer of JG Capital Corp.

H-1

DATED: November 27, 2009

CERTIFICATE OF JG CAPITAL CORP.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of JG Capital Corp. assuming Completion of the Qualifying Transaction.

"Marc Cernovitch"	"Nick DeMare"
Marc Cernovitch, President and Chief Executive Officer	Nick DeMare, Chief Financial Officer

ON BEHALF OF THE BOARD

"Jason Gurandiano"	"Frederick Holloway"
Jason Gurandiano, Director	Frederick Holloway, Director

S-1

DATED: November 27, 2009

CERTIFICATE OF VERSAPAY CORPORATION

The foregoing as it relates to VersaPay Corporation constitutes full, true and plain disclosure of all material facts relating to the securities of VersaPay Corporation.

"Michael Gokturk"	"Bill McGill"
Michael Gokturk, Chief Executive Officer	Bill McGill, Chief Financial Officer

ON BEHALF OF THE BOARD

"Jason Gurandiano"	"Brian Kyle"
Jason Gurandiano, Director	Brian Kyle, Director

S-2

Attachment 2

JG CAPITAL CORP.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 11:00 AM, EST, on December 23, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

17NO09070.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of shares of JG CAPITAL CORP. hereby appoint: Marc Cernovitch, or failing this person, **Nick DeMare**, or failing this person, **Jason Gurandiano**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **JG CAPITAL CORP.** to be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, on December 29, 2009 at 11:00 AM, EST, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at five.	☐	☐
	For	Withhold
2. **Election of Directors** **The nominees proposed by Management are:** Hon. David Peterson, Jason Gurandiano, Michael Gokturk, Wendy Porter and Brian Kyle. Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐
	For	Withhold
3. **Appointment of Auditors** Appointment of Grant Thornton LLP, as Auditors of the Corporation, for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
	For	Against
4. **Stock Option Plan** To approve and adopt a fixed stock option plan.	☐	☐
	For	Against
5. **Continuation under CBCA** To approve a continuation to continue under the CBCA.	☐	☐
	For	Against
6. **General By-Laws** To approve the repealing and adopting of general By-Laws.	☐	☐
	For	Against
7. **Amalgamation with VersaPay Corporation** To approve an amalgamation with VersaPay Corporation.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

0 7 9 6 2 6 A R 0 J G P Q

Attachment 3

JG CAPITAL CORP.
25 Adelaide Street East, Suite 2100
Toronto, Ontario
M5C 3A1

ADDENDUM TO INFORMATION CIRCULAR

THIS ADDENDUM should be read and considered with the management information circular (the "Circular") dated November 27, 2009 of JG Capital Corp. ("JGC"), which it amends. Capitalized terms used herein and not defined have the meanings ascribed thereto in the Circular.

The Circular describes the terms of a proposed Offering of subscription receipts of VersaPay Corporation ("VPY"), which Subscription Receipts are described as being automatically convertible for VPY Common Shares for no further consideration immediately prior to the Amalgamation. Management of VPY and JGC have subsequently determined that the terms of the Offering will be amended such that each VPY Subscription Receipt will be automatically convertible for one VPY Common Share and one half of one warrant, with each whole warrant (a "VPY Warrant") being exercisable to purchase one VPY Common Share at a price of $1.80 for a period of 24 months from the final date of closing of the Offering. The price of the VPY Subscription Receipts will remain unchanged at $1.50 per Subscription Receipt.

The disclosure in the Circular as it relates to the Offering and the consolidated capitalization in the Circular is amended as follows:

Page 6: the definition of VPY Warrants under the heading Glossary is hereby deleted and replaced with the following:

""Warrant Shares" means the VPY Shares underlying the VPY Warrants inclusive of the VPY Shares underlying the VPY Warrants issued upon conversion of the VPY Subscription Receipts, the RI Agents' Option and the RI Corporate Finance Option;

"VPY Warrants" means VPY's existing warrants to purchase up to 193,632 VPY Shares at prices ranging from $0.25 to $1.00 per VPY Share and warrants, to be issued upon conversion of the VPY Subscription Receipts, to purchase between 666,666 and 1,333,333 VPY Shares at an exercise price of $1.80 per VPY Share; and".

Pages 16 and 17: the language under the heading "The Financing" is hereby deleted and replaced with the following:

"As a condition to the Amalgamation, VPY must complete the Offering to raise gross proceeds of a minimum of $2 million and a maximum of $4 million. The Subscription Receipts will be sold to subscribers at $1.50 (the "Offering Price") per VPY Subscription Receipt and will be automatically converted for no further consideration into one VPY Common Share and one half of one warrant, with each whole warrant (a "VPY Warrant") entitling the holder to purchase one VPY Common Share at an exercise price of $1.80 for a period of 24 months from the date of the final closing of the Offering immediately prior to completion of the Amalgamation. If more than $3 million is raised, VPY may use these additional funds to reduce the number of VPY Common Shares outstanding. The VPY Subscription Receipts have not been sold and the nature and price of the securities ultimately issued by VPY may differ from that set out above to complete the Offering. Gross proceeds of the Offering will be placed in escrow at the closing of the Offering and released upon or immediately prior to the closing of the Qualifying Transaction.

Raymond James, Wellington West and Wolverton Securities Ltd. ("Wolverton") shall, together, receive 8% commission from the sale of Subscription Receipts. Raymond James, Wellington West and Wolverton, together, shall receive Agents' options ("Agent's Options"), exercisable for a period of 24 months at an exercise price equal to the Offering Price, in an amount equal to 10% of the number of VPY Subscription Receipts that were sold by them or transacted through them pursuant to the Offering. Each Agents' Option will entitle the holder to acquire one VPY Share and one-half of one VPY Warrant. Raymond James and Wolverton shall also receive corporate finance fees at closing comprised of (i) cash payments totalling $60,000; and (ii) 65,000 corporate finance options ("Corporate Finance Options"). Each Corporate Finance Option shall entitle the holder to acquire one VPY Share and one-half of one VPY Warrant exercisable for a period of 24 months at an exercise price equal to $1.80. Raymond James and Wolverton have also been granted the right of first refusal to act as agents for any further equity financing (or securities convertible into equity) that the Resulting Issuer may require for a period of 12 months following closing of the Offering.

VPY reserves the right, with the consent of JGC, Raymond James, Wellington West and Wolverton, to raise up to $500,000 in the pre-Amalgamation Non-Brokered Private Placement at a price of $1.50 per VPY Subscription Receipt, which would result in the issuance of up to 333,333 pre-Amalgamation VPY Shares and 166,666 pre-Amalgamation VPY Warrants. (See "Part 4 - Description of the Transactions - The Amalgamation".)

If the Offering is completed for maximum gross proceeds of $4 million, there will be an additional 1,333,333 VPY Shares issued and outstanding and 666,666 VPY Shares reserved for issuance pursuant to VPY Warrants immediately prior to the Amalgamation. Any amount raised in the Offering in excess of $3 million may be used to repurchase VPY Shares from certain VPY Shareholders. In the event of a VPY share repurchase, the number of additional VPY shares outstanding immediately prior to the Amalgamation would be reduced by up to 666,666 VPY Shares, which would result in a total of 12,291,050 RI Shares being issued and outstanding upon completion of the Qualifying Transaction assuming that the maximum Offering is achieved."

Page 8: the language under the heading "The Amalgamation" is hereby deleted and replaced with the following:

"Set out below are the RI Shares to be held by holders of JGC Shares and RI Shares to be issued to holders of VPY Shares.

RI Shares to be Held by Holders of	RI Shares Outstanding Assuming Completion of the Minimum Offering
JGC Shares (1)	879,992 (7.57%)(2)
VPY Shares pre-Offering (3)	9,411,059 (80.96%)
VPY Subscription Receipts issued in the Offering (4)	1,333,333 (11.47%)
TOTAL	11,624,384 (100.0%)

Notes:

(1)     At the date of the Information Circular, there are 6,600,000 JGC Shares issued and outstanding, options to purchase up to 620,000 JGC Shares, each at a price of $0.10 per JGC Share, and the JGC Agent's Warrant to purchase 200,000 JGC Shares, exercisable at $0.10 per JGC Share. Upon closing of the Amalgamation, every 7.5 JGC Securities will be converted into one RI Share, one RI Option, and one RI Agent's Warrant, as applicable.

(2)     No fractional RI Securities will be issued by the Resulting Issuer and no cash will be paid in lieu thereof. Any fraction will be rounded down to the nearest whole number.

(3)     There are 9,411,059 VPY Shares issued and outstanding, VPY Options to purchase up to 1,300,000 VPY Shares exercisable at prices ranging from $0.25 to $1.00 per VPY Share and VPY Warrants to purchase up to 193,632 VPY Shares exercisable at prices ranging between $0.75 and $1.00 per VPY Share. In the event that the Offering is completed, there will be VPY Warrants to purchase a further between 666,666 and 1,333,333 VPY Warrant Shares outstanding. On closing of the Amalgamation, each VPY Share, VPY Option and VPY Warrant will be converted into one RI Share, RI Option and one RI Warrant, respectively. VPY reserves the right, with the consent of JGC, Raymond James and Wellington West, to raise up to $500,000 in a pre-Amalgamation Non-Brokered Private Placement at a price of $1.50 per share, which would result in the issuance of up to 333,333 pre-Amalgamation VPY Shares. Such VPY Shares would be converted as part of the Amalgamation on a 1-for-1 basis, and the other 7.5-for-1 share exchange rate for JGC Shares under the Amalgamation shall remain unchanged. (See "Part 4 - Description of the Transactions - The Amalgamation".)

(4)     This assumes completion of the Minimum Offering in the amount of $2,000,000 at a price of $1.50 per Subscription Receipt (see "Part 2 - Summary - The Financing").

The transaction price payable by JGC for VPY is $12,084,063 (based on 9,411,059 RI Shares issued at approximately the effective price of $1.284 per RI Share in exchange for all of the 9,411,059 issued and outstanding VPY Shares). Upon completion of the Amalgamation, RI will have not less than 11,624,384 RI Shares issued and outstanding (and not less than 14,677,347 RI Shares on a fully diluted basis)."

Pages 83 to 85: the language under the heading "RI Pro Forma Consolidated Capitalization" is hereby deleted and replaced with the following:

"The following table sets out the capitalization to be outstanding in RI upon completion of the Amalgamation and the Offering.

Designation of Security	Amount Authorized or to be Authorized	Amount outstanding upon completion of the Amalgamation and the Offering (unaudited)
RI Shares(1)	Unlimited	11,624,384
RI Convertible Securities(2)	2,567,129	2,567,129
Convertible Debentures	Nil	$120,000
JGC Capital Loan	Nil	Nil

Notes:

(1)     VPY expects to raise a minimum of $2,000,000 under the Offering. See "Part 4 - Description of the Transactions - The Financings". If VPY raises the maximum of $4 million under the Offering of $4 million, there would be a net additional 666,666 RI Shares issued as an additional 1,333,333 RI Shares would be issued, but 666,666 pre-Amalgamation VPY Shares would be returned to treasury resulting in a total of 12,291,050 RI Shares being issued and outstanding.

(2)     Assuming completion of the minimum amount of the Offering, RI will have outstanding options and warrants to acquire up to 2,567,129 RI Shares at the Amalgamation Date. The following table shows information concerning the number of RI Shares subject to those options and warrants and their respective exercise prices and expiry dates:

Security	Number of RI Shares That Might be Issued	Expiry Date	Exercise Price
JGC Stock Options	82,666	May 30, 2011	$0.75
JGC Agent's Warrant	26,666	May 30, 2010	$0.75
RI Corporate Finance Options Shares Warrant Shares	65,000 32,500	24 months from the date of closing of the Offering	$1.50 $1.80
RI Agent's Options Shares Warrant Shares	133,333(3) 66,666(3)	24 months from the date of closing of the Offering	$1.50 $1.80
VPY Stock Options	750,000	August 24, 2012	$1.00
VPY Stock Options	550,000	Ranging from October 3, 2010 to May 1, 2011	$0.25

Security	Number of RI Shares That Might be Issued	Expiry Date	Exercise Price
VPY Warrants	860,298(3)	Ranging from May 14, 2011 to 24 months from the date of closing of the Offering	$0.75-$1.80
Total	2,567,129

(3)     Assumes completion of the minimum amount of the Offering.

Fully Diluted Share Capital

Set out below is a table indicating the number of securities of RI expected to be outstanding on a non-diluted basis and a fully-diluted basis after giving effect to the Amalgamation and the percentage of the fully-diluted shares which each category represents.

To be Held by Holders of	RI Shares Outstanding Assuming Completion of the Offering
JGC Shares upon completion of the Amalgamation	879,992 (5.95%)
VPY Shares	9,411,059 (63.63%)
VPY Subscription Receipts issued under the Offering	1,333,333 (9.01%)(1)
Total non-diluted share capital of RI	11,624,384 (78.59%)(2)

Issuable to Holders of
JGC Options	82,666 (0.56%)
JGC Agent's Warrant	26,666 (0.18%)
RI Corporate Finance Option Shares Warrant Shares	65,000 (0.44%) 32,500 (0.23%)
RI Agent's Option Shares Warrant Shares	133,333 (0.90%) 66,666 (0.45%)
VPY Options	1,300,000 (8.79%)

Issuable to Holders of
VPY Warrants	860,298 (5.82%)
RI stock options granted on the completion of the Amalgamation(3)	600,000 (4.06%)
Total Issuable	3,167,129 (21.41%)
Total fully diluted capital of RI	14,791,129 (100.0%)(5)

Notes:

(1)     Not including the shares which may be issued as a consequence of the Non-brokered Private Placement, which could result in the issuance of up to 333,333 pre-Amalgamation VPY Shares and up to 166,666 Warrant Shares. Such VPY Shares and Warrant Shares would be converted as part of the Amalgamation on a 1-for-1 basis, and the other 7.5-for-1 share exchange rate for JGC Shares under the Amalgamation shall remain unchanged.

(2)     Assumes completion of the minimum amount of the Offering, but there would be a total of 12,291,050 RI Shares issued and outstanding if the maximum Offering is achieved (see "Part 4 - Description of the Transactions - The Financing").

(3)     In addition to the 450,000 options to be granted upon Closing to certain executives (see "Part 9 - Information Concerning the Resulting Issuer - Executive Compensation"), it is also intended that another 150,000 incentive options be granted to employees and consultants of the Resulting Issuer.

(4)     Assumes completion of the minimum amount of the Offering.

(5)     Percentage may not add due to rounding."

Page 90: the language under the heading "Promoters" is hereby deleted and replaced with the following:

"Set out below is (a) the name of each promoter of JGC, VPY or RI, (b) the number of RI Shares to be beneficially owned, directly or indirectly, or over which control or direction is to be exercised by each promoter, and (c) the percentage ownership interest in RI Shares on a non-diluted and fully diluted basis.

Name	RI Shares	% Ownership of RI Shares on a non-diluted (and fully diluted basis)(1)
Marc Cernovitch(2)	175,332 common shares(3)	1.51% (1.12%)
Michael Gokturk	1,012,500 common shares	6.85% (6.85%)

Notes:

(1)     Assuming completion of the $2 million minimum Offering. If the Offering is completed for maximum gross proceeds of $4 million, the percentage ownership of RI Shares on a non-diluted (and fully diluted basis) would be 1.43% (1.07%) for Mr. Cernovitch and 8.24% (6.20%) for Mr. Gokturk, as there would be a total of 12,291,050 RI Shares issued and outstanding (16,324,460 fully diluted). See "Part 4 - Description of the Transactions - The Financing".

(2)     Marc Cernovitch will also hold options to purchase 28,667 RI Shares.

(3)     Includes 93,333 RI Shares to be held by 0753331 BC Ltd., a company wholly-owned by Marc Cernovitch, and 18,667 RI Shares to be held by Kim Cadario, the spouse of Mr. Cernovitch."

Page 96: the language under the heading "Warrants to Acquire RI Shares" is herby deleted and replaced with the following:

The following table shows the particulars of the warrants expected to be outstanding to acquire RI Shares upon completion of the Amalgamation.

	Expiry	Exercise Price	Number
JGC Agent's Warrant	May 30, 2010	$0.75	26,667
RI Corporate Finance Option Shares Warrant Shares	24 months from the date of closing of the Offering	$1.50 $1.80	65,000 32,500
RI Agent's Option Shares Warrant Shares	24 months from the date of closing of the Offering	$1.50 $1.80	133,333 66,666
VPY Warrants	Ranging from May 14, 2011 to 24 months from the date of closing of the Offering	$0.75 - $1.80	860,298(1)

Note:

(1)     Assumes completion of the Offering for minimum gross proceeds of $2 million."

All other financial and other information contained in the originally filed Circular remains unchanged. Except as specifically noted, this Addendum does not reflect events occurring after the date of the Circular, or modify or update the disclosure therein, in any way other than as required to reflect the amendments set forth above.

DATED this 16th day of December, 2009.

BY ORDER OF THE BOARD

(Signed) "Marc Cernovitch"

Marc Cernovitch

Chief Executive Officer

Attachment 4

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.